                                  UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20529

                                   FORM  10-SB/A
                                   -----------
                                  AMENDMENT  #5
                                  -------------

                              TRIMFAST  GROUP,  INC.
                         (Name  of  Small  Business  Issuer)

                NEVADA                                     88-0367136
   (State  or  other  jurisdiction  of                      (I.R.S.  Employer
    incorporation  or  organization)                     Identification  No.)

           777  S.  Harbour  Island  Blvd.  Suite  780,  Tampa,  Florida  33602
                    (Address  of  principal  executive  offices)

                                 (813)  275-0050
                           (Issuer's  telephone  number)

           Securities  to  be  registered  under  Section  12(b)  of  the  Act:

    Title  of  each  class  to                           Name  of  Each Exchange
        be  registered
             None

           Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                          Common  Stock,  $.001  Par  Value

                                    TABLE  OF  CONTENTS

Part I                                                                     Page

Item 4.  Security Ownership Of Certain Beneficial Owners And Management     24

Item 5.  Directors, Executive Officers, Promoters And Control Persons .  .  26

Part II

Part III

Index To Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . .     49

Part F/S Financial Statements . . . . . . . . . . . . . . . . . . . . .     50

      References  in  this  document  to  "us,"  "we," or "the Company" refer to
          TrimFast  Group,  Inc.,  its  predecessors  and  its  subsidiaries.

ITEM  1.  DESCRIPTION  OF   BUSINESS.

Business  Development.

We  were  incorporated  in  the  State of Nevada on February 23, 1987 as Kendrex
Systems,  Inc.  On  November  18,  1996,  we reverse split our common stock.  We issued  one  (1)  new  share  of  our  common  stock  in  exchange  for five (5)
outstanding  shares  of  our  common  stock.* On the same day, we entered into a reverse  acquisition with HLHK World Group, Inc.  (hereinafter "World Group"), a
Nevada  corporation, and subsequently changed our name to HLHK World Group, Inc.
World  Group  was  in  the  business of telecommunications, which was an area in which we wished to pursue the available opportunities.  Pursuant to the terms of this  acquisition,  we  issued  6,000,000 of our post-split common shares to the shareholders  of  World  Group plus 250,000 of our post-split shares as finder's fees.  As  a  result  of  this  transaction, World Group became our wholly owned subsidiary.

On  August  12,  1998, we acquired TrimFast, Inc., which was incorporated in the
State of Florida on April 28, 1991, in a common stock for common stock exchange.
Pursuant  to  the  terms  of this transaction, we issued 1,370,049 shares of our common stock to the shareholders of Trimfast, Inc.  As a result of the exchange,
Trimfast,  Inc.  became  our  wholly  owned  subsidiary.  Trimfast,  Inc.'s stockholders  became  stockholders  of approximately 60.42% of our common stock, which represented 1,370,049 shares of our total 2,268,298 issued and outstanding shares  just subsequent to the exchange.  As such, the shareholders of Trimfast,
Inc.  obtained  control  of  our  Company, and Trimfast, Inc.  became our wholly owned  subsidiary.  On September 4, 1998, we changed our name to TrimFast Group,
Inc.  We continued the operations of Trimfast, Inc.  As such, the accounting and disclosure  throughout  this  document reflects Trimfast, Inc.  as the surviving corporation.

Prior to and at the time of this transaction, Trimfast, Inc.  was engaged in the business  of  formulating  and distributing dietary and vitamin supplements.  We entered  into  the transaction with Trimfast, Inc.  because we believed that the nutrition  and  vitamin  supplement field represented a business opportunity for
us.  On  December 20, 1998 we reverse split our common stock.  We issued one (1)
new share of our common stock in exchange for ten (10) outstanding shares of our common  stock.*

(*  Both  reverse  stock  splits  are  reflected in the numbers and calculations throughout  this  document,  unless  otherwise  indicated.)

On  September  4,  1998,  we  incorporated Body Life Sciences, Inc. (hereinafter
"Body  Life"),  a Florida corporation, as a wholly owned subsidiary of Trimfast,
Inc.  We  formed  this  subsidiary  in  order to expand our business by offering products  under  the  Body  Life  trade  name.

On March 18, 1999, we acquired IMMMU,  Inc.  (hereinafter  "IMMMU"),  a Delaware corporation, and IMMCEL Pharmaceuticals, Inc. (hereinafter "IMMCEL"), a New York corporation.  Both  companies  were  engaged in the business of  developing  and marketing nutritional supplements manufactured by third parties. Pursuant to the
terms  of  this   acquisition,   IMMMU  and  IMMCEL   became  our  wholly  owned
subsidiaries.  We issued 235,000 shares of our common stock, $50,000 in cash, an option  agreement based upon  performance  criteria and an employment  agreement pursuant to the terms of the agreement.

We  rescinded these acquisitions effective November 1, 1999.  In accordance with a  rescission  agreement  dated October 23, 1999 the following consideration was returned and delivered on November 30, 1999, as follows: (i) from our Company to the  prior  shareholders  of  IMMMU  and IMMCEL, Leo Ehrlich, Helenka Bodner and
Joseph  Levi, stock certificates reflecting 200 shares each of IMMMU and IMMCEL, representing  all  of  the outstanding shares of those corporations; and (ii) to our  Company,  stock  certificates  reflecting 150,750 shares, 60,750 shares and
13,500  shares of our restricted common stock, respectively from prior IMMMU and
IMMCEL  shareholders,  Bodner,  Ehrlich  and Levi.  In addition, on November 12,
1999,  the $50,000 cash payment was returned to us by IMMMU shareholders Bodner,
Ehrlich  and Levi, and on November 15, we received the final 10,000 free trading shares  of  our  common  stock  from  Moishe  Bodner.

From  our  operations  of  IMMMU/IMMCEL  we had a loss of $88,830. We maintained sufficient  reserves  to cover this loss from our accumulated deficits. To date, we  have  received  no  amounts from IMMMU/IMMCEL to reimburse us for such loss.
Because  we believe that IMMMU/IMMCEL does not have funds available to reimburse us  for  any  loss  from  operations,  which  we  incurred  as  a  result of the transaction,  we  have  not made a demand from them to reimburse us for our loss from  operations.

When  we  entered  into  the  IMMMU/IMMCEL  agreement,  we  believed  that  the acquisitions  of  these  companies  would  enhance  our  product lines. However, approximately  six  months after entering into this agreement, we were unable to obtain  audited  financial  statements  for the acquired companies. As such, our management  deemed  it  in  our  best  interest  to rescind the transactions. We rescinded  the  transaction  because:

      i)    These  companies  may  have  had  undisclosed  liabilities;
      ii)   We  were  unable  to  verify  inventory;  and
      iii)  We  were  unable  to  verify  previous  sales.

As  a  result  of  the rescission, we have no formal agreement to sell IMMMU and
IMMCEL  products  in  the United States. This rescission has reduced our product line  by  approximately  18 products. We do not feel this will have a materially adverse  effect  on our operations given the short period of time in which these companies  were  our  subsidiaries.
Despite  the above, management believed that the products of IMMMU would enhance our  product line. Our management deemed it in our best interest to enter into a distribution  agreement with IMMMU to sell their products in Canada. On November
1,  1999,  we  entered  into an exclusive distributor agreement with IMMMU, Inc.
Such  agreement  provides that IMMMU appoints us as the exclusive distributor of products  in  Canada.  Under  the agreement, we may market, sell, and distribute
IMMMU  products  pursuant  to  a  pricing  structure  set  forth  by  IMMMU. The compensation  provision  for  the  Canadian distribution agreement is verbal and requires  us  to  pay  IMMMU  12%  of our sales of IMMMU products. The agreement includes  provisions that we will be indemnified by IMMMU for any loss, damages, claim  or  settlement that may arise out of any defect, known or unknown, in any of  the  products at the time of manufacture, assuming no material alteration of the  product  occurred  after manufacture. There is no assurance that IMMMU will have  sufficient  assets  or insurance coverage to indemnify us against any such liabilities.  The  agreement  is for a term of November 1, 1999 through December
31,  2001  with  automatic renewals. Either party may terminate the agreement on thirty  days  written  notice.

On March 18, 1999, we entered into a written agreement with Aryeh Trading, Inc., a third party investment group and formerly one of our market makers, providing that: (i) Aryeh would purchase shares of our stock in  the  open  market having an aggregate value of no less than $300,000; (ii) Aryeh  would purchase 300,000 shares of our common stock from us at a price of $4.00  per  share according to a stipulated schedule based  on the  average  market  price of the  outstanding shares. The purposes of the Aryeh Trading agreement included to obtain  capital for the Company  by buying  shares from the  Company  and for Aryeh to purchase
other free  trading shares   of the  Company's  common  stock for its inventory
account to sell to its clients.  On March 30, 1999,  we entered  into a written agreement with Aryeh which added terms to the March 18th agreement. The purpose of  the March 30th agreement was to clarify that Aryeh trading  would  purchase the full 300,000 shares issued to them for $1,200,000. Additional clauses  were added to restrict  Aryeh's  ability to sell these shares prior  to  the  entire
$1,200,000 purchase being completed.In consideration of this clause the Company agreed to  indemnify  and  hold  Aryeh  harmless  from any  federal  income tax liability should the Internal Revenue Service determine that Aryeh's  basis  in the stock was less than $4.00 per share.  Since the Company asserts that  Aryeh
Trading  never  fully  performed  on the March  18th  agreement,  the Company's position was that  the  March  30th  agreement is  unenforceable  as to the tax indemnification.

From  May  13,  1999 to July 20, 1999, Aryeh purchased 155,000 shares from us at
$4.00 per share for a total purchase price of $620,000.  As a result the 300,000 share  certificate  held  in  escrow  was  returned  to  the  Company  and a new certificate  was  issued  and delivered for  155,000 shares on July 13, 1999.

On  July  13,  1999  we issued 155,000 restricted shares of our common stock for
$4.00  each  to  Aryeh  Trading.  On October 22, 1999 the Company entered into a stock repurchase agreement with Aryeh Trading where we agreed to repurchase  the
155,000 shares at $8.25. Our intent was to repurchase these shares at the market value for cash. The agreement sets out a schedule for repurchase and the  shares were  to be  fully  repurchased  by December  15,  1999.  If the shares were not repurchased by December 15th the Company agreed to a $0.25 per share premium for each two weeks subsequent to December 15th.  On November 10,  1999  the  Company
entered into an agreement  with Aryeh Trading to modify the repurchase schedule.
This agreement calls for the Company to repurchase all shares before January 25,
2000. Any shares not repurchased by January  25th are  subject to a  $0.25  per share per month premium. As additional security, in the November 10th  agreement
we pledged our warehouse facility located at 2555   Blackburn  St.,  Clearwater,
Florida,  the facility from which we operate Nutrition Cafe as security  against the October 22, 1999 purchase agreement.Our original commitment was at $8.25 per share.  As of  December 31,  1999,  we recorded a charge to  additional  paid-in capital for the October  22,  1999  stock repurchase commitment for the  155,000 shares  at  $8.50  per share.  As of July  25,  2000,  the repurchase  price had increased by $1.25  since  December  31, 1999 to $9.75 per share. The additional
$1.25, plus increases  thereafter, is or will be treated for financial reporting purposes  as an  expense rather as a reduction  of  paid-in capital.  Redemption accruals or payments will not be treated as an expense for tax purposes. To date, we have not repurchased any of the 155,000  shares.  The relevant agreements are filed as Exhibits with Amendment No. 4 to the Company's Form 10-SB filed on June
6, 2000. See Part II. Item 2. "Legal Proceedings-Breach of Contract."

On  April  21, 1999, we formed a wholly owned subsidiary Nutrition Cafe, Inc., a
Florida  Corporation  which operates a website NutritionCafe.com. The website is designed  to provide nutritional information, provide links to other informative sites  and  to  market  and  sell  our  products.

On  May  24,  1999,  we  acquired  certain  assets  of  Ice  Cold  Water,  Inc.
(hereinafter "Ice Water"), a Florida corporation incorporated on August 7, 1997, including  certain  receivables, inventory, property, equipment, a customer list and  the  name  "Ice  Cold  Water"  and  all  other intellectual property rights associated  with  the  name.  We  acquired  these  assets for $20,000 cash and a promissory note in the amount of $100,000 bearing interest at 8.5% per annum and due  in  four  monthly  installments  of  $25,000  plus  accrued  interest.  The installment  payments  commenced  on  June  10,  1999.  The  promissory note was secured  by  23,000  restricted  shares of our common stock held in escrow.  The acquisition agreement provides in the event of our default upon the terms of the agreement,  we must release to Ice Water an amount of our restricted stock equal to  the  outstanding  principal  and  accrued interest balance.  On November 22,
1999,  the  escrow  agent  was notified of a default upon the promissory note of
$30,881  and  released  7,321 of our shares to satisfy the note.  At the time of this transaction, Ice Water was engaged in the business of selling bottled water and  leasing  water  coolers  in Tampa, Florida and the surrounding metropolitan areas.  We  entered into this transaction in order to expand our product line to include  water  products,  which  would  also  complement  our  existing line of nutritional  supplements.

On November 7, 1999  Perfumania.com,  Inc.  signed a letter of intent to acquire
Nutrition  Cafe.com.  The  letter of  intent  provides  proposed  terms in which
Perfumania.com.,  Inc.  would acquire  NutritionCafe.com  from our company.  The
Letter of intent  provides that our company would sell to  Perfumania.com,  Inc.
all of the assets of NutritionCafe.com, including, but not limited to, goodwill,
trademarks,   trade  secrets,  other  proprietary   information,   domain  trade
registrations,  computer  software and hardware and  inventory.  Perfumania.com,
Inc.  would  provide the Company  with shares of their  common  stock  valued at
$1,000,000  and  $500,000  in  cash   consideration   for  the   acquisition  of
NutritionCafe.com.  On January 13, 2000, we received notice from Perfumania.com,
Inc. that they would not be acquiring the assets of  NutritionCafe.com and would not otherwise pursue the acquisition of NutritionCafe.com from us.

On  March  20,  2000,  we  consummated a stock exchange agreement with Nutrition
Superstores.com,  Inc.  to  acquire  one  hundred  per  cent  of  the issued and outstanding common stock of Nutrition Clubstores, Inc.  in exchange for $150,000 and  570,000  shares  of the our common stock valued at $4.80 per share based on the average quoted trading price a few days before and after the announcement of the  transactions for a total of $2,886,000, which includes approximately $5,000 in  transaction costs.  As a result of the exchange, Nutrition Clubstores became our  wholly owned subsidiary.  In the event that Nutrition Clubstores' net worth as reflected on its audited financial statements, to be provided to us within 60 days  of the closing date of this transaction, is less than 85% of the net worth as  reflected  on  its  financial  statements as of February 29, 2000, Nutrition
Superstores  will  receive  one  share  less of our common stock for every $5.00 reduction  or  portion thereof in net worth.  Under the terms of this agreement, we  agreed to pay a royalty fee of 3% of the gross sales revenues generated from
Nutrition  Clubstores  kiosks  for a period beginning three months following the closing  date  of  the  transaction  and continuing for a period beginning three months  following  the closing date and continuing for a period of twelve months thereafter.  We  have  thus  far  issued  570,000  shares and paid the $150.000.

On  November  30,  1999, we received approval from the Deutsche Borse AG for our stock to start trading on the Third Segment of the Frankfurt Stock Exchange. Our
common  stock  trades  under  the  German  trading  symbol  "TFT"  .

On  December  23,  1999,  our  company entered into a letter of intent to sign a licensing  agreement  with  Marvel  Characters,  Inc.  (Marvel  Comics) granting
Trimfast  a  license to market Spiderman's Children's Chewable Multi-Vitamin and
Mineral  Supplement. On February 25, 2000 we signed the licensing agreement with
Marvel  Enterprises,  Inc.

The following are incorporated by reference herein:

Business  Description.

I.  Nutritional  Product  Line  Activities.

We  are  engaged  in  the  nutraceutical  business. We formulate, distribute and market  natural  dietary  supplements  and  health  and fitness products through wholesale  and  retail  outlets.  Third  parties  do  all  manufacturing  of our products.  We  also  distribute  bottled water through our subsidiary Ice Water.

We  sell  approximately  thirty-three  (33)  varieties  of vitamins, nutritional supplements,  weight  loss  and  muscle  growth supplements and food supplements under brand line names TrimFast, Body Life Sciences and IMMMU. TrimFast and Body
Life  are our own product lines. We sell the IMMMU products through an exclusive distributor  agreement.  (See  this  ITEM  above).  Products  are  formulated in vitamins/minerals  combinations with varying potency levels. They are offered in soft-gel,  two-piece  capsule,  chewable,  and  liquid  and  powder  forms  to accommodate  various  consumer  preferences.

There  can  be  no  assurances that any of our products will produce the desired results  since  the  consuming  population  is  diverse  in  their  physical, psychological  and  mental  makeup and differs in their metabolic rates, genetic composition  and  other  factors  and  hence  there  is  no scientific basis for believing  that any of the desired results will be produced. Further, there have been  occurrences where ingredients in certain nutritional supplements have been determined  to  be harmful when consumed by humans. We believe that our products do not currently contain any ingredients not safe for human consumption, however there  is  no  assurance this assumption is correct. (See PART II, ITEM 2. Legal
Proceedings). Any product liability claims made against us could have an adverse affect  on  our  business. Many of the ingredients in our products are vitamins, minerals,  herbs  and  other substances for which there is not a long history of human  consumption.  In  addition, although we believe all of our products to be safe  when  taken  as  directed  by  us,  there  is little experience with human consumption  of  certain of these innovative product ingredients in concentrated form.

Accordingly,  no  assurance  can  be  given  that  our  products, even when used as  directed,  will  have the effects intended or be safe for human consumption.
However,  because  we  are  highly  dependent  upon consumers' perception of the safety  and  quality  of our products as well as similar products distributed by other  companies  (which may not adhere to the same quality standards as we do), we  could  be adversely affected in the event any of our products or any similar products  distributed  by  other  companies  should  prove  or be asserted to be harmful  to  consumers.  In  addition,  because  of our dependence upon consumer perceptions,  adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume our products as we suggest or other misuse  or  abuse  of  our products or any similar products distributed by other companies  could have a material adverse effect on the results of our operations and  financial  condition.

We,  like  any other retailer, distributor and manufacturer of products that are designed  to be ingested, face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury.  Such claims may  include,  among  others,  that our products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and  interactions  with  other  substances.  With  respect  to product liability claims,  we  have  a  product  liability  policy  effective May 27,1999 covering
$1,000,000  per  occurrence  and  $2,000,000  in  aggregate  liability insurance subject  to  a self-insurance retention of $10,000.  In addition, if such claims should  exceed  $2,000,000, we have excess umbrella liability insurance of up to
$4,000,000.  We  also had received a certificate of insurance effective February
10,  1998  through  February  10, 1999 under our third party manufacturer policy covering  $1,000,000 per occurrence and $2,000,000 in the aggregate; however, we were denied all claims under this policy relating to the Revivarant product (See item  3  Legal  Proceedings).  There  can be no assurance that product liability insurance will cover existing claims or continue to be available at a reasonable cost,  or, if available, will be adequate to cover liabilities.  We generally do not  obtain  contractual indemnification from parties supplying raw materials or marketing our products.  In any event, any such indemnification if obtained will be  limited  by our terms and, as a practical matter, to the creditworthiness of the  indemnifying party.  In the event that we do not have adequate insurance or contractual  indemnification, product liabilities relating to defective products could  have  a  material  adverse effect on our results of operations, financial condition  and  liquidity,  including  that  we  may  be  unable  to continue in business.  See  "Part  II.  Item  2.  Litigation."

Specific  Products.

The  TrimFast  Dietary Supplement, formerly named Herbal Plus, was introduced in
January  of  1999.  It  is  an  all-natural  herbal formula marketed weight loss supplement.  It  is sold by distributors and in the following health food stores and  weight loss centers: Ansley's Natural Marketplace, Beehive Natural Foods of
Miami,  The  Honey Tree, Health Quest, Natural Nutrition, Physicians Weight Loss
Clinics  and  Supplement  Warehouse.  TrimFast was designed to assist in curbing appetite  and  increasing  metabolism  to  affect  the  fat  burning process. In addition,  TrimFast  was designed to increase energy and reduce water retention.
However,  there  can  be  no assurances that this product will have such effects uniformly  upon  all  users  since  the consuming population is diverse from the standpoint  of  various metabolic rates. The TrimFast product has also been used in  combination  with St. Johns Wort to provide the mental drive in implementing the positive effects of St. Johns Wort - reducing stress and nervous tension and causing  an  alert  mood. This product is packaged in a one-month supply bottle.

Immune  Blast,  introduced  in  July  of  1998,  is an all-natural immune system enhancer  designed  to  aid  in  the prevention of colds and flu. The product is marketed  to  the  distributors:  Abyss Distributors and Nutraline Distributors.
Max Impact is an entire product line targeted to convenience stores and gasoline outlets.  The  products  include  all-natural packages, thirty count bottles and daily  supply  packages of St. John's Wort, Trim Fast, Sudden Energy and Ginseng
Zing.

Kicks,  introduced  in October of 1998, is an all natural chewable multi-vitamin and  mineral supplement developed and formulated exclusively for active children and  young  athletes.  This  product  is designed to compete with national brand children's  vitamins  such  as  Flintstones.

The TrimFast Weight Loss Bar is a new product we introduced on June 14, 1999. We designed  this product to assist the user in a weight loss program by helping to curb  appetite,  increase  metabolism and increase energy levels; however, there can be no assurance that any one or all of these effects will be produced in all or  any  case. This product was designed to be implemented in conjunction with a sensible  nutritional  diet  program  with exercise. The product was designed to compete  with several national companies including Slim Fast, Nestle's, MediFast and  Pounds  Off  nutrition. This product is offered in three flavors: chocolate chocolate  chip,  chocolate  peanut  butter  and  passion  fruit.

St.  John's  Wort: The only herb that has been scientifically studied and proven to elevate mood and positive outlook, reduce stress and nervous tension which is used  to  treat  depression  and  mood  related  ailments.

Body  Life, our wholly owned subsidiary, will market under its trade name Muscle
Recovery  nutritional  supplement.  This  product  is a comprehensive remedy for muscle  aches, pains and soreness. It is to be taken immediately after injury or exercise  to  boost  the  body's  natural  recuperative  powers.

To  date,  we  have  not undergone any research and development of potential new products or regarding any other areas of potential development. Although we plan to  devote 2% of our revenues to research and development within the next fiscal year,  such  plans  are  totally  dependent upon a number of factors, including:
sufficient  revenue  streams to support this expense, the retention of qualified personnel  participating  in research and development. Currently we employ Steve
Kushner, the company nutritionist that has over 20 years of practical experience and  trained  under Dr. Hazel Parcells. In addition, we must have the ability to attract new qualified personnel to perform research and development and numerous other  factors  which  management  may  have  not  currently  contemplated.

Competition.

Nutritional  and dietary supplement products involve highly competitive markets.
We  are  in the process of developing our marketing strategies and product lines and  expect  that  both  will  involve  an  ever-changing  and evolving process.
Although  we  will attempt to competitively price our products, provide superior quality  products,  and achieve success through attentive and efficient customer service  and  effective  marketability strategies, we are limited by a number of factors,  including  the  developmental  character  of  our  company  and  the unpredictability  and  uncertainty  of  our future revenues. In addition, we are limited  by  the  intensely  competitive  nature of the dietary food and vitamin product  industry  in which more established companies may offer any combination of  the  following: superior service, more competitive pricing, superior product quality  and  availability,  a  variety of marketing strategies and distribution networks  and  profitability  achieved  through  sales  volume and narrow profit margins.  There are many well-established competitors with substantially greater financial  revenues,  as well as, significant new market entrants. Many of these competitors have been in existence for substantially longer periods of time than we  have  and  may be better established in the market where we want to operate.
Further,  they  may  have  sufficient  revenue  streams  to  engage in extensive advertising  and  promotional  campaigns  far  in  excess  of  our  marketing capabilities.  In  addition, many of the competitors in this field are privately held,  leading  to  unavailability  of  data  of  the  size  of our competition.
Accordingly,  our  competition  is  difficult  to  assess  with any preciseness.

Distribution  Methods  for  our  Dietary  and  Nutritional  Supplements.

We  utilize  five  different  distribution  channels  for our health and fitness products. These are wholesalers, distributors, food brokers, and direct sales to retail  outlets  and  the  Internet.  Currently,  we  distribute  to twelve (12)
wholesalers  and  fifteen (15) distributors. We also have agreements with eleven
(11)  food  brokerage  firms  that  sell  products  to  nationwide retailers and distributors.

Wholesalers  buy  products  directly  from us. These wholesalers in turn sell to independent  sales  agents,  who then sell to various retail establishments. The distributors  on  the  other hand buy the product directly from us and resell to various  retail  outlets.  Brokers are contracted to sell our products to retail chains, distributors and wholesalers. Any retail accounts secured by the brokers are  directed  to the distributors that currently supply the retailer with other products.

Wholesalers  and  distributors  are set up on terms of two percent (2%) fifteen-
(15)  days  net  thirty  (30)  days  as  long  as  pre-approved  credit has been established.  If  credit has not been approved, we require one-half (1/2) of the purchase  order  price  upon  ordering  and  the  balance  due  on  delivery.

We  also  market  through  direct  response television advertising. Inside sales personnel  who  work  directly for us will accept orders, arrange for production and  delivery  of  the  products  as  required to service demand and co-ordinate delivery  of  product  to  retailers  and  end  customers.

Prospective  retail  locations  include  convenience  stores, supermarkets, drug stores,  health  clubs,  gasoline  outlets,  restaurants  and  bars,  and health specialty  outlets.

Once  the  purchase order has been verified, shipping instructions are delivered to  our  distribution  center where orders are fulfilled within forty-eight (48)
hours.  Typically,  product  orders  are  generally  shipped  by  UPS  ground transportation  and  customers  receive  their  product  within  seven (7) days.
Express  delivery  services  are  also  available.  Express  product  orders are generally shipped within twenty-four (24) hours. Special order products may take up  to a week to deliver but, in general, can be shipped within seventy-two (72)
hours. Unless alternate payment plans are provided, payment is due within thirty
(30)  days  of  delivery.

We plan to the ten Nutrition Clubstore locations in Gold's Gyms in the States of
Florida, California, New York, Iowa and New Hampshire to distribute our products in  the  immediate  future.  We  plan  to  open  up additional point of purchase
"micro-stores"  or  kiosks"  located in Gold's gyms in the States of Florida and
California.  To  date,  however,  no  additional  stores  have  been  opened.

II.  Internet  Activities:  Nutrition  Cafe.

Nutrition  Cafe,  Inc.,  a  wholly owned subsidiary of the Company, launched its
Internet  site (www.nutritioncafe.com) in June of 1999. The Internet site became fully  operational  on  July  1,  1999  and currently offers approximately 1,365 products.  Through  this Internet site, we offer nutritional products, including vitamins,  minerals,  dietary  supplements,  sports  nutrition  products  and homeopathic  products for sale to the public. These products are also offered at our  retail  store  located  in  Clearwater,  Florida. We will attempt to market approximately  10,000  vitamins,  herbs,  dietary  supplements  and  homeopathic products  to  members  at  distributor  wholesale  prices.  The Internet site is planned to promote all of our products, as well as, market and sell vitamins and nutritional  products  from  such  other  manufacturers  as  Met-Rx, Prolabs and
Nature's  Way.  Our  warehouse  facility  is  equipped  with  adequate  space to accommodate  these  expanded  number  of  products  and  product  lines.

In  addition  to  offering  a  complete  line  of  vitamins and supplements, the
nutritioncafe.com  web  page  offers  visitors  advice  relating to a variety of highlighted  subject  areas  including nutrition, health, diet, physical fitness and  nutritional  supplements.  Daily  columns  on  such  topics as health care, vitamins, homeopathic remedies, chiropractic care, fitness and exercise may also be  provided.  Management  believes  that  the  subject areas, style and special features  are  arranged  in  a  simple,  easy-to-use fashion intended to enhance product  search  and  customer  knowledge  while  encouraging  repeat  business.

There  can  be  no assurance that we will have the ability to effectively market our  current products or those of other manufacturers. In addition, there can be no  assurance  that  our Internet site will be able to market a projected 10,000 such  products.  The  marketability  rate  resulting  from  our Internet site is dependent  upon  revenues from our Internet site and other sources, the relative success  of  promoting  our  Internet site and competition from well-established
Internet  sites  operated  by  strong  revenue  based  companies  with long-life operational  success.

Membership.

During  the  period  from  July  1,  1999 to January 18, 2000, anyone wishing to purchase  products  from  the  NutritionCafe.com site was required to purchase a membership  at  the  price  of  $9.95  per  month.

Memberships  were  sold  on  a  pay-as-you-go  basis  in  one-month  increments.
Members  had the option to continue their membership each month and no long-term agreements  were  required. Competing web sites did not charge a membership fee.
As such, we decided to eliminate the monthly membership fee on January 19, 2000, because we believed that it would increase our ability to attract new customers.
At  that  time,  there  were  1,330  enrolled  members.

Payment.

Payment for orders placed on the nutritioncafe.com website may be made by check, money  order  or  credit  card.  Because  of  consumer  concern  on the issue of utilizing  their  credit  card  for Internet purchases, we utilize secure server software.  This  software  encrypts  all  of  the  customer personal information including credit card number, name and address, so that it cannot be read during
Internet  transmission.

Availability  and  Shipment.  Most  of  the  products  that are ordered from the
Nutrition  Cafe  site  would  be  available for shipment within forty-eight (48)
hours.  Those  products not in stock can be ordered from various distributors or directly  from  the
manufacturer.  Delivery  time  for these products can range from two (2) to four
(4)  weeks.  Orders  are  planned  to  be shipped via UPS ground transportation.
Express delivery options will be available at an additional cost. Our goal is to continue  developing  our distribution infrastructure to increase efficiency and support  greater  customer  demand.

Marketing  And  Promotion.

Our  marketing  strategy  is  designed to strengthen the nutritioncafe.com brand name,  to  increase  customer traffic to the nutritioncafe.com website, to build customer  loyalty,  to  increase  the  membership  base  and to encourage repeat business.  We  intend  to  utilize  traditional  advertising  media to gain name recognition  in  the  general  public  including  television,  radio  and  print advertising.  We  also  intend to utilize banners, agreements with search engine providers  and  hyperlinks.  All products sold on our website are offered with a
100%  money  back guarantee, if the customer is dissatisfied for any reason with the  purchase.

Competition.

The  online commerce market, particularly over the Web, is new, rapidly evolving and  intensely  competitive. Our current or potential competitors include Rexall
Sundown,  Metabolife  and  Lifetrends International, each of which may be or are currently offering their products on the Web. We also face competition from such indirect  sources  as  Yahoo and AOL that are involved in online commerce either directly  or  in  collaboration  with other retailers, traditional retailers who currently  sell,  or who may sell, products or services through the Internet. We believe  that  the  principal  competitive  edge  in  our  market  will be brand recognition,  price,  selection,  and  a  knowledgeable  provider of health care products,  reliability  and  speed of performance. As the online commerce market continues  to  grow,  other  companies  may  enter into business combinations or alliances that strengthen their competitive positions. Our prospective customers already  have  the  opportunity to purchase various nutritional supplements from various websites including greentree.com, rx.com, drugstore.com and vitamin.com.

Retail  Location.

On  May  15,  1999,  we  opened  a  Nutrition Cafe retail store at our warehouse facility  in  Clearwater.  The retail establishment occupies approximately 1,300 square  feet  of space and caters primarily to local clientele. We expect to use this  store  to  test  the viability of opening additional Nutrition Cafe retail establishments.

Raw  Materials,  Suppliers  and  Manufacturing.

While  we  employ  our  own  consultants to develop new product mixes, we do not currently  manufacture  any  of  our  products;  instead, we rely on third-party contract  manufacturers.  Currently,  Innovative Labs, Phillips Pharmatech Labs,
Inc.,  Dolisos  America, Inc. and Five Star Brands, Inc. manufacture most of the products  for  TrimFast  and  Body  Life  Sciences.

We  procure  raw  materials from various suppliers, but we contract our finished product  production  to  one third party primarily. Since December 1998, we have used  a second production factory for some of our products to reduce the risk of having  a  sole  producer  of our products or in the event that any manufacturer ceases  operations  or  cannot  continue  to  manufacture any product for us. We believe  that  there  will  be  little  difficulty in locating a manufacturer to produce  any  of  our  products  without delivery delays or significantly higher costs.

The  raw  materials  required  for  the  manufacture of our products are readily available  from  a number of different sources. As such, we do not believe there will  be  any  difficulties  obtaining  the  required  raw  materials.

III.  Bottled  Water  Activities.

We  recently  acquired  the  assets  of  Ice  Water, a bottled water distributor located  in  the Tampa, Florida area. Ice Water delivers bottled water to a base of  customers in the Tampa, Florida area. Customers typically either own or rent their  water  coolers from Ice Water. Rental customers typically sign a one-year contract,  providing  Ice  Water  with a modest, but relatively stable stream of revenue  from both a monthly cooler rental charge and the sale of bottled water.
Water  only customers generate revenues for us through the sale of bottled water and  ancillary  services such as cooler repairs. We believe that direct delivery water cooler companies enjoy several advantages over retailers of bottled water.

Management  believes the strong industry growth has been and will continue to be driven  by:  (i)  concerns  related  to  the  quality of tap water sources, (ii)
consumer  preferences  for  healthy  products,  (iii) taste preferences over tap water  and  other  refreshment  beverages  and  (iv)  favorable  demographics.

Tap  Water  Concerns.

The aging of the tap water supply infrastructure and the high cost of adequately maintaining  or  replacing  existing  water delivery systems have resulted in an increase  in  tap  water contamination incidences in recent years. Consequently, there  has been a decrease in consumers' confidence in the quality of tap water, accompanied  by an increase in consumption of bottled water. Management believes that  this  trend  will  continue.

Healthy  Products.

There  is a movement toward a healthier lifestyle and the consumption of healthy products,  a  theme  that  we attempt to promote in our varied line of products.
Within  the  "healthy  products"  segment, clear or natural colored products are experiencing  significant  growth.  Bottled water is perceived as a product with strong  health  and  fitness  appeal.

Competition.

The  bottled  water  industry is highly fragmented in North America. The bottled water  market  is  comprised  of  approximately  2,500  companies  generating approximately  $4.0  billion  in  sales.  Of  these  companies, the five largest companies  account for approximately 55% of the total market, with the remainder comprised  of hundreds of small regional companies. Management believes that the industry  will  continue  to consolidate as (i) operating leverage of the larger companies  makes  the smaller companies uncompetitive, (ii) succession issues at many  smaller,  family owned companies lead a number of independent companies to exit  the industry, and (iii) pressure to meet improving water quality standards eliminates  low  quality  producers.

We  compete  in  the  "alternative  to tap water" market in two areas. First, we compete  directly with other home and office delivery bottled water companies in our geographic markets. This segment is highly fragmented with the vast majority of  the  companies  being  operated  as  small  entrepreneurial and family-owned businesses.  We  also  compete  indirectly  with companies that distribute water through  retail  stores  and  vending  machines.

Management  believes  that the competitive advantage of water coolers over these alternative  distribution channels is primarily based on the convenience of home or  office  delivery  and, to a lesser extent, price. Similarly, we compete with providers of on-premises water filtration systems, including systems distributed through  retail  outlets, which we believe are aimed at less affluent consumers.
In  certain  markets,  we market and provide on-premises water filtration system

The  "alternative  to  tap  water"  industry  also  includes  a  number  of well-established,  well-capitalized  companies. These include Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the  Arrowhead, Poland Spring, Zephyrhills, Ozarka, Oasis and Great Bear brands.
Suntory  owns  Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar.
BSN  Group owns the Evian and Dannon brands and also operates the Crystal Spring
(Toronto),  Spring  Valley,  and  Laurentian  businesses.  McKesson  Corporation operates  the  Sparkletts  business.  Ionics  Incorporated operates the Aquacool businesses.  In  addition,  United  States  Filter  Corp.  and  Culligan  Water
Technologies,  Inc.  compete  in  the  water  filtration  segment.

Business  and  Products.

We  primarily  market  two  types  of  water. These are spring water and premium drinking  water.

Spring  Water.

Spring  water  is  water that has been naturally filtered by its passage through various  geological layers,  and is drawn from a protected underground reservoir called an aquifer. It can then be either bottled at the source or transported in stainless  steel  tankers  to  a  more  strategically located bottling facility.
Before  bottling,  spring  water  is passed through a micron filter that removes sediment  while retaining the natural mineral content of the water. The water is then  purified  through  an  industry  standard  purification  process  known as ozonation.

The  Company  draws  its  spring  water  from local sources. The spring water is bottled  at  the  source  or  transported  to  an  independently  owned bottling facility.  At  the bottling facility, the spring water is filtered and ozonated.
Ozonation  is  a  process  whereby  impurities  not  removed  through  ordinary filtration  are  removed through the injection of oxygen. The process involves a special form of oxygen, ozone, which is the strongest disinfectant and oxidizing agent  available  for  water  treatment. The added oxygen quickly dissipates and results in tasteless and odorless purification as compared to chlorination. This process  is  designed  to  prevent  bacteria  and  other contaminants from being transferred  from  the  spring  or  the  tanker  to  the  finished  product.

Premium  Drinking  Water.

Premium  Drinking  Water  is  drawn  from  local municipal sources. It is passed through a series of carbon and sand filters, processed by either reverse osmosis or  deionization, ozonated and then bottled. Premium drinking water has 99.9% of all  impurities  removed  from  it,  including  its  natural  mineral  content.

Premium  drinking  water,  like  spring  water  is  obtained from an independent bottler.  Premium  drinking  water is accessed through local, publicly available water  supplies.  It  is  further  purified  through  reverse  osmosis to remove chlorine  and  other  chemicals  frequently found in tap water. The product then goes  through the ozonation process prior to bottling as premium drinking water.
All water is obtained from sources in the Tampa area. We do not do any bottling;
rather, we rely upon independent bottlers to deliver our supply of water bottles and  coolers  that,  in  turn,  are  delivered  to  our  customers.

Water  Coolers.

Rental  customers typically sign a one-year contract, providing us with a stream of  relatively  stable  revenue from both a monthly cooler rental charge and the sale  of  bottled  water.  While  pricing  varies  depending on the water cooler selected  and  the  lease  term  selected  by  the customer, our current average monthly  rental  charge  for  our  coolers  is  approximately $8 -$10 per month.

We  strip  down,  clean,  and  redeploy  returned water coolers prior to all new installations.  Our  average cost per water cooler is approximately $150, and we estimate  that the average life of a water cooler is ten (10) years. The typical pay  back  period on a water cooler investment (assuming only rental revenue) is approximately  fifteen  (15)  months.  In the event of termination of the rental agreement,  water  coolers can be readily redeployed at a relatively low cost to
us. In addition, we charge a water cooler collection fee in certain markets when a  customer  opts  to  discontinue  purchasing  water.

Delivery.

We  believe  that  one  of  the  most important success factors in the delivered bottled  water  business  is  delivery  route  efficiency.

Route  efficiency  is  the critical cost factor in the water cooler business, as the average cost of local delivery per bottle is over four (4) times the cost of preparing  one  (1)  bottle for distribution. However, the marginal distribution cost  of  an  additional  bottle  on  an  existing  route  is  relatively  low.

Dependence  on  a  Few  Customers.

As of December 31, 1998, we had only 79 customers, of whom one (1) accounted for sixty  percent  (60%)  of our business and one other accounted for an additional twelve  percent  (12%)  of  our  business.  Although,  our  marketing  strategy contemplates increasing our customer base to 250 there are no assurances that we will  meet  this  goal.

As  of  December  31,  1999  we  had  no  significant  customer  concentration.
Intellectual  Property.

We  currently  rely  primarily  on  common  law  and proprietary protection. Our business  prospects  will  depend  largely  upon  our  ability  to capitalize on favorable  consumer  recognition  of our trade names. We do not hold a trademark registration  for  most  of our products. We have been granted trademarks in the state of Florida for TrimFast, Herbal Blast and Water with an Attitude. TrimFast has  also been registered with the U.S. Patent and Trademark Office (75-434993).
We  have  applied  for  trademark  protection  for Kicks. These applications are currently pending, have not been approved and may not ever be approved. Even, if obtained,  there  can  be  no assurance that our trademarks will not violate the proprietary  rights  of  others  or  that our trademarks would be upheld and not prevented  from  using our trademarks, if challenged, any of which could have an adverse  effect on us. It is possible that our competitors will adopt product or service  names  similar  to  ours,  thereby  impeding our ability to build brand identity  and  possibly  leading to customer confusion. Our inability to protect our  trade names will have a material adverse effect on our business, results of operations  and  financial  condition.

We  also  rely  on  trade  secrets  and proprietary know-how, and employ various methods,  to protect our concepts. However, such methods may not afford complete protection,  and  there  can  be no assurance that others will not independently develop  similar  know-how  or obtain access to our know-how and concepts. We do not  maintain  confidentiality  or  non-competition  agreements  with all of our executives,  key  personnel or suppliers. There can be no assurance that we will be  able  to  adequately  protect  our  trade  secrets. Third parties may assert infringement  claims  against us or against third parties upon whom we rely and, in the event of an unfavorable ruling on any claim, we may be unable to obtain a license  or similar agreement to use technology that we rely upon to conduct our business.

Unlike  pharmaceutical  products that rely on specific combinations of drugs and chemicals,  patents cannot protect herbal products. However, management believes that  simply  knowing  the  ingredients  to an herbal product does not mean that other  manufacturers  can  duplicate the product. Effective trademark, copyright and  trade  secret  protection may not be available in every country in which we may offer or intend to offer or sell our products. Failure to adequately protect our  intellectual property rights could harm brand-name recognition, devalue our proprietary  content  and adversely affect our ability to compete effectively in the  marketplace.  Further,  defending  the  intellectual  property rights could result  in  the  expenditure  of significant financial and managerial resources, which  could  materially  affect  the  operations  of  the  business.

While we believe that our steps are adequate to secure our intellectual property rights, there can be no assurance that a third party will not misappropriate any of  our  proprietary  information.

Government  Approval  and  Regulation.

We  do not plan to collect sales or other similar taxes in respect of goods sold by  our  Nutrition  Cafe.com website except where required by law for purchasers located  in  certain  jurisdictions.  However, one or more states or the federal government  may  seek to impose sales tax collection obligations on out-of-state companies  (such  as  nutritioncafe.com)  which  engage  in or facilitate online commerce,  and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the
Internet.  Such  proposals, if adopted, could substantially impair the growth of electronic  commerce,  and  could  adversely  affect  our  opportunity to derive financial  benefit  from  such  activities.

Due  to the increasing popularity and use of the Internet, it is possible that a number  of  laws  and  regulations  may be adopted with respect to the Internet, covering  issues  such as user privacy, pricing, and characteristics and quality of  products and services. Furthermore, the growth and development of the market for  Internet  commerce  may prompt calls for more stringent consumer protection laws  that  may impose additional burdens on those companies conducting business over  the  Internet.  The  adoption  of  any  additional laws or regulations may decrease  the  growth of the Internet, which, in turn, could decrease the demand for  our  Internet products and increase our cost of doing business or otherwise have  an  adverse  effect  on  our business, results of operations and financial condition.  Moreover,  the  applicability  to  the  Internet of existing laws in various  jurisdictions  governing  issues  such as sales tax, libel and personal privacy  is  uncertain  and  may  take  years  to  resolve.

In addition, since our service is available over the Internet in multiple states and  we  may  sell  to  numerous  consumer  residents  in  such  states,  such jurisdictions  may  claim  that  we  are required to qualify to do business as a foreign  corporation  in  each  such  state. Our failure to qualify as a foreign corporation  in  a jurisdiction where we are required to do so could subject our business to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or  regulations  from  jurisdictions  whose  laws  do not currently apply to our business,  could  have  a  material  adverse  effect on our business, results of operations  and  financial  condition.

The  manufacturing,  processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal  agencies.  The most active regulation has been administered by The Food and  Drug  Administration  (hereinafter  the "FDA") which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (hereinafter the "FDCA") and regulations promulgated thereunder. In particular, the FDA regulates the safety, manufacturing,  labeling  and  distribution  of  dietary  supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs  and  prescription  drugs, medical devices and cosmetics. In addition, the
Federal  Trade  Commission  (hereinafter the "FTC") has overlapping jurisdiction with  the  FDA  to  regulate  the labeling, promotion and advertising of dietary supplements,  over  the  counter  drugs,  cosmetics  and  foods.

Although the dietary supplement industry is subject to regulation by the FDA and local  authorities, dietary supplements, including vitamins, minerals, herbs and other  dietary  ingredients,  now  have  been  statutorily affirmed as a "food."
Dietary  supplement companies are authorized to make substantiated statements of nutritional  support  and,  subject  to  several possible limitations, to market manufacture-substantiated-as-safe  dietary  supplement  products  without  FDA pre-clearance.  Failure to comply with applicable FDA requirements can result in sanctions  being  imposed  on  the Company or the manufacturers of our products, including  but  not limited to fines, injunctions, product recalls, seizures and criminal  prosecution.

Compliance  with  applicable  FDA  and  any state or local statutes is critical.
Although  we  believe  that we are in compliance with applicable statutes, there can  be  no  assurance  that, should the FDA amend its guidelines or impose more stringent  interpretations  of  current laws or regulations, we would be able to comply  with  these  new guidelines. We are unable to predict the nature of such future  laws,  regulations,  interpretations or applications, nor can we predict what  effect  additional governmental regulations or administrative orders, when and  if promulgated, would have on our business in the future. These regulations could,  however,  require  the  reformation  of  certain  products  to  meet new standards,  market withdrawal or discontinuation of certain products not able to be  reformulated, imposition of additional record keeping requirements, expanded documentation  regarding  the  properties  of  certain  products,  expanded  or different  labeling  and/or  additional  scientific  substantiation.

The  FDCA  has  been  amended several times with respect to dietary supplements, most  recently  by  the  Dietary  Supplement  Health  and  Education Act of 1994
(hereinafter  "DSHEA"). DSHEA was enacted on October 15, 1994. It provides a new statutory  framework  governing  the  composition  and  labeling  of  dietary supplements.  DSHEA  provides  a  regulatory  framework  to ensure safe, quality dietary  supplements  and  the  dissemination of accurate information about such products. Under DSHEA, dietary supplements are generally excluded from the legal definition  of  "food  additive."

With respect to composition, DSHEA created a new class of "dietary supplements", consisting  of  vitamins,  minerals,  herbs,  amino  acids  and  other  dietary substances  for  human  use  to  supplement  the  diet, as well as concentrates, metabolites,  extracts  or  combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand,  a  new  dietary ingredient (one not lawfully on the market before October
15,  1994)  requires  proof  that  it  has been present in the food supply as an article used for food without being chemically altered, or evidence of a history of  use  or other evidence of safety establishing that it is reasonably expected to  be  safe.  The FDA must be supplied with such evidence at least seventy-five
(75)  days before the initial introduction into interstate commerce use of a new dietary  ingredient.  There  can  be  no  assurance that the FDA will accept the evidence  of  safety  for any new dietary ingredients that we may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary  ingredients as adulterated until such time as reasonable expectation of safety  for  the  ingredient  can be established to the satisfaction of the FDA.

As  for  labeling, DSHEA permits "statements of nutritional support" for dietary supplements  without  FDA  pre-approval.  Such  statements  may  describe  how particular  dietary  ingredients  affect  the  structure,
function  or general well-being of the body, or the mechanism of action by which a  dietary ingredient may affect body structure, function or well-being (but may not  state  that  a  dietary  supplement will diagnose, mitigate, treat, cure or prevent  a  disease).  A  company making a statement of nutritional support must possess substantiating evidence for the statement, and, for such statements that are  not  about the effects on the body as a result of a dietary supplement used as  a  tool  for  its  nutritive  value  and  are not otherwise "health claims,"
disclose  on the label that the FDA has not reviewed that statement and that the product  is  not  intended  for  use  for  a  disease, and notify the FDA of the statement  within  thirty (30) days after its initial use. The manner for making the  disclosure and notifying the FDA are set forth in the regulations. However, there can be no assurance that the FDA will not determine that a given statement of  nutritional  support  that  we decide to make is a drug claim rather than an acceptable  nutritional  support  statement.  Such a determination would require deletion  of  the  drug claim or our submission, and the FDA's approval of a New
Drug  Application  (hereinafter  "NDA"),  which  would  entail  costly  and time-consuming  clinical studies. In addition, DSHEA allows the dissemination of
"third  party  literature", publications such as reprints of scientific articles linking  particular  dietary  ingredients  with  health  benefits.  Third  party literature  is exempted from FDA regulation as dietary supplement "labeling" and may  be  used  in  connection with the sale of dietary supplements to consumers.
Such  a  publication  may  be so used if, among other things, it is not false or misleading,  no  particular  manufacturer  or  brand  of  dietary  supplement is promoted  and a balanced view of available scientific information on the subject matter  is  presented.  There  can  be no assurance, however, that all pieces of third  party literature that may be disseminated in connection with our products will  be  determined  by  the FDA to satisfy each of these requirements, and any such  failure  could subject the product involved to regulation as a new drug or as  a  "misbranded"  product.

DSHEA  permits  substantiated,  truthful  and  non-misleading  statements  of nutritional  support  to  be  made  in  labeling,  such as statements describing general  well  being  resulting  from consumption of a dietary ingredient or the role  of  a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. Any statement of nutritional support beyond traditional claims  must  be  accompanied  by disclosure that the FDA has not evaluated such statement  and  that the product is not intended to cure or prevent any disease.
We  anticipate  that  the  FDA  will  promulgate  Good  Manufacturing  Practices
(hereinafter  "GMPs"),  which are specific to dietary supplements and require at least  some  of  the quality control provisions contained in the GMPs for drugs.
Management anticipates that the FDA may promulgate GMP regulations authorized by
DSHEA,  which  are specific to dietary supplements. GMP regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may  require similar quality control provisions contained in the GMP regulations for  drugs.  There  can  be no assurance that, if the FDA adopts GMP regulations specific  to  dietary  supplements,  that either we or our manufacturers will be able  to  comply  with  such  GMP  rules  upon promulgation or without incurring material  expenses  to  do  so.

Our products and product related activities may also be subject to regulation by other  regulatory  agencies,  including but not limited to the FTC, the Consumer
Products  Safety  Commission,  the  United States Department of Agriculture, the
United  States Postal Service, the United States Environmental Protection Agency
and  the  Occupational  Safety  and  Health  Administration.

These  activities  are  also  regulated  by  various  agencies of the states and localities  in  which  our  products  are  sold.

Advertising  of  dietary supplement products is subject to regulation by the FTC under  the  Federal  Trade Commission Act (hereinafter the "FTCA"). Section 5 of the  FTCA  prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTCA provides that the  dissemination  or  the  causing to be disseminated of any false advertising pertaining  to  drugs  or foods, which would include dietary supplements, is and unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser  is  required  to have a "reasonable basis" for all objective product claims  before  the  claims  are  made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for  its  products.  Failure to adequately substantiate claims may be considered either  deceptive  or  unfair  practices.

In  recent  years  the  FTC  has  initiated  numerous  investigations of dietary supplement and weight loss products and companies. The FTC has recently issued a guidance  document to assist supplement marketers of dietary supplement products in  understanding  and  complying  with  the  substantiation  requirement.

The  FTC  is  authorized  to  use  a  variety  of  processes  and  remedies  for enforcement,  both administratively and judicially including compulsory process, cease  and  desist orders, and injunctions. FTC enforcement can result in orders requiring,  among  other  things, limits on advertising, corrective advertising, consumer  redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. State and local authorities can also regulate advertising  and  labeling for dietary supplements and conventional foods. There can  be  no  assurance  that  state  and  local  authorities  will  not commence regulatory  action  that  could  restrict  the  permissible scope of our product claims.

Employees.

With  the  addition  of  Nutrition Clubstores, we currently have forty five (45)
employees,  of  whom twenty three (23)are employed full-time and twenty two (22)
are  employed  part-time.

Material  Agreements.

License  Agreement  with  WCW. In June 1999 we developed our first private label product  by  entering  into  a  licensing  agreement with the World Championship
Wrestling Organization ("WCW") to produce Energy Bars in three flavors under the
WCW  brand  name  in  the United States, its territories and possessions and its
Military  Installations.  This license agreement is non-exclusive and expires on
December  31,  2002.  This agreement provides that we may use logos, slogans and the  likeness  of WCW wrestlers, as provided by WCW, on the labels of our energy bars,  which  have been designed to target an audience of millions of adults and children  watching  and  attending  professional  wrestling  matches.

Our  agreement with WCW provides that WCW will receive royalty payments of 6% of net  sales with the following minimum payments guaranteed: (i) December 31, 1999
-  $100,000; (ii) June 30, 2000 - $100,000; (iii) September 30, 2000 - $100,000;
(iv)  December  31,  2000  -  $100,000;  and  (v)  June  30,  2001  -  $100,000.

There  is  no  provision  in this agreement to grant authority to our company to sell the Energy Bars at WCW wrestling matches. WCW would not be the proper party from  which  to  obtain  this  authority,  since  the  company which manages the location  of each individual wrestling match would grant this authority. We have no  plans  of  pursuing any such grant with any venue at which the WCW wrestling matches  are  held.

As  of the date of this filing, our WCW energy bars included the three wrestling figures,  Hulk  Hogan, Randy "Macho Man" Savage and Bill Goldberg.  Because Bill
Goldberg  has  been  injured,  preventing  him  from  appearing  in  our planned advertising  campaign,  our  advertising  campaign  to promote the bars has been delayed.  It  is  unlikely he will appear in our advertising campaign due to his injury.  We  are  planning  to  use  other  wrestling figures to promote the WCW energy bars if we are able to obtain them on terms acceptable to us. There is no assurance  that  we will be able to obtain other wrestling stars on commercially reasonable  terms.

Venture  Direct  Worldwide  Agreement.  On  June  29,  1999  we  entered into an agreement  with  Venture Direct Worldwide Inc. as agent for Microsoft Network to exclusively  utilize  the keywords vitamins, supplements and Sports Nutrition on the Microsoft Network. Venture Direct never provided any services to our company and  the  contract  was  terminated  on  December  31,  1999.

May  Davis  Group  of  New  York  Agreement.  We  have  entered into a series of agreements  with the May Davis Group of New York, whereby the May Davis Group of
New  York  acts  as  a  placement  agent  for our securities offered and sold in private  placements. In exchange for these services, May Davis Group of New York has  been compensated with options to purchase forty thousand (40,000) shares of our  common  stock  at  a  variable price depending on an equation involving the trading  price at the time of exercise. Such options are exercisable for sixteen
(16)  months  from  the  date  of  each  agreement and have registration rights.

Year  2000  Compliance.

Our  systems are Year 2000 ("Y2K") compliant. The cost of such compliance on our part  was  less  than $5,000. The Y2K compliance issue is the result of computer programs  being  written  using  two  digits  rather  than  four  to  define the applicable  year.  Computer  programs  that  have  time  sensitive  software may recognize a date using "00" as the year 1900 rather than 2000. This could result in  a  systems  failure  or  miscalculation  causing  disruption  of operations, including,  among  other  things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We have verified that  our two principal customers are Y2K compliant. We do not know if our other suppliers  or  distributors  are  Y2K  compliant,  but  believe there will be no material  adverse  impact  upon  us  if  one  of  our individual distributors or manufacturers  is  not  Y2K  compliant.  We  have experienced no adverse affects related  to  the Y2K compliance issue at any time. We are unaware of any adverse affects experienced by any of our suppliers related to the Y2K compliance issue.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS/PLAN  OF  OPERATION

FINANCIAL  STATEMENT  PRESENTATION.

The  September  30,  1999  interim  financial  statements  are presented without comparable  1998  quarterly information. We were not publicly traded in 1998 and systems,  though  adequate  to address annual audit needs,  were not in place to allow  for  extracting  reliable  quarterly  information.  We have presented the comparison  with  adjustments  from  the  year  end  1998  numbers.

RESULTS  OF  OPERATIONS.

December  31,  1997  and  1998  as  compared  to  September  30,  1999

Sales  for the nine months ended September 30, 1999 were $581,337 as compared to
$1,925,332  for  the  year  ended  December  31,  1998  ($1,443,999  adjusted proportionately  for  the nine months ended September 30, 1998 and $22,338 as of
December  31,  1997).  The  significant  decline  in  sales from 1998 to 1999 is primarily  attributable to our decision to discontinue the sale of Revivarant, a muscle  replenishment supplement, which accounted for approximately $1.4 million of  revenues  during  1998.  This  decision  was  initiated  by an industry wide investigation  by the Food and Drug Administration into the active ingredient in
Revivarant.

Our salaries and compensation increased from $31,633 in 1997 to $993,773 in 1998 to  $505,372  for  the nine months ended September 30, 1999 for several reasons.
The  1998  amount  included  $762,000 non-cash stock based compensation expense.
Our  1999 salaries include increased expenses of support staff. Specifically, we added  two  administrative assistants, upgraded our accounting position to Chief
Financial Officer and added a salesman to our staff. In addition, during 1999 we added two new subsidiaries, Ice Cold Water and Nutrition Cafe, which account for approximately  40%  of  the  increased salary reported. Moreover, the employment market  in  Tampa  has  been highly competitive in 1999 resulting in our company paying  higher wages to all employees to retain and recruit qualified employees.

Management  expected that the introduction of the IMMCEL and IMMMU product lines would add to revenues. However, customer acceptance proved disappointing and the prior  owner,  and  key employee refused to honor his contractual commitments to manage  the  newly  added  subsidiaries.  As  a  result,  we  have rescinded our agreement  with  the  prior  owners  of  IMMMU  and IMMCEL and will focus on the expansion  of  our  own  line  of  nutritional supplements. All rights title and interest  to  the  IMMMU/IMMCEL  product  lines  will revert back to their prior owners,  all  consideration paid or received will be returned and any profits or losses generated from the operation on IMMMU and IMMCEL will be allocated to its prior  owners.  We  recorded  in  the "Receivable - other" account the loss from operating IMMMU and IMMCEL for the period of time we managed those companies. We then  recorded  a  100% reserve against the balance at September 30, 1999. As of
December  31,  1999,  the  receivable  and  reserve  balances  were written off.

Management  believes  that a significant boost to its revenues will be generated from  its  licensing  agreement  with World Championship Wrestling ("WCW"), once other  wrestling  stars agree to promote our energy bars. We intend to sell high nutrition,  energy  bars  with  the WCW logo and images of the various wrestling personalities.  Both  food  brokers  and  retail  stores  have  shown tremendous interest  in  the  product.  Although  we  have  made  shipments  to  small retailers,  we  anticipate  that  our shipments to large retailers will commence with  the  launch  of  our  national  advertising campaign, which is tentatively scheduled to begin in May. While there can be no assurance that the product will meet  anticipated  demand,  management  believes that the sale of the WCW energy bars  will  be  a  significant  source  of  revenues  for  the  Company.

With  the  acquisition,  formation  and  expansion of business activities during
1999,  operating  expenses  increased  significantly.  Salaries and compensation total  $31,633  and  $983,773  for  the  year  ended  December 31, 1997 and 1998 respectively,as  compared  to  $505,372  for the nine months ended September 30,
1999.  New employees had to be hired to handle the increased business activities of  the  Company.

For  the  nine  months  ended  September  30,  1999,  we  recorded $1,467,900 in professional  fees.  A  significant  portion of this amount is non-cash expense, representing  the  issuance of common stock to certain professionals in exchange for  professional  services.  Management anticipates that professional fees will decline  significantly  in  the  future.

Selling  general  and  administrative expenses were $92,565 and $423,289 for the years ended December 31, 1997 and December 31, 1998 respectively, as compared to
$623,451 for the nine months ended September 30, 1999. Approximately $175,000 of this  increase  was  attributable  to  advertising  for  NutritionCafe.

Approximately  $250,000  of  the interest expense of $354,569 is attributable to the  intrinsic  value  of  the  convertible  debenture  executed by the Company.

Net  loss  for  the  year ended December 31, 1997 was $151,846. Net loss for the year  ended  December,  31  1998 was $739,974.  Loss before income taxes for the year  ended  December  31,  1998  was  $719,374. We have generated a net loss of
$3,478,802 for the nine months ended September 30, 1999 or net loss of $0.87 per share.

LIQUIDITY  AND  CAPITAL  RESOURCES.

December  31,  1997  &  1998  as  compared  to  September  30,  1999.

Total  cash  and  cash  equivalents  as  of  September 30, 1999 were $100,312 as compared  to  $120,938  as  of  December 31, 1998 and $17,658 as of December 31,
1997, a decline of approximately 17% from the period ending December 31, 1998 to the  period  ending  September  30,  1999.

Trade  receivables were $4,889 at December 31, 1997 and $357,889 at December 31,
1998,  including  $267,240 related to Cutting Edge that was subsequently written off, but declined to $318,407 for the period ending September 30, 1999. Our 1998 trade  receivables  also included $11,745 related to IMMMU and IMMCEL, an amount for  which we maintained adequate receivables and was fully reserved to cover an allowance  for  bad  debt.

We recorded $503,839 in bad debt expense in December 1998, $267,240 of which was due to unknown financial difficulties experienced by Cutting Edge.  The bad debt expense  of  $267,240  attributable  to  Cutting  Edge  represented  50%  of the receivable balance due from Cutting Edge at December 31, 1998 and was due to the
Cutting  Edge's  failure  to  return product we sold them.   We recorded the bad
debt expense relating to Cutting Edge in December 1998 and ceased doing business with  them  at  that  time.  In  addition,the  bad  debt  expense was due to the bankruptcy  of another customer, Dynamic Health Concepts. During 1998 a total of two  (2)  customers,  Cutting  Edge  and  Dynamic Health Concepts, accounted for approximately  seventy-two  percent  (72%)  of  our  sales.

Our  decision to pull Revivareant from the market impacted our short-term income potential  due  to  the large percent of 1998 revenues from this product. During
1999 we have made several decisions, which we believe will help replace the lost revenue.  Specifically,  we  developed  our  Max  Impact line of supplements and packaged  them  in  a  daily  package of three pills each, which are marketed to convenience  stores.

Additionally,  we  signed  an  agreement  with the WCW to produce and market the ultra energy bars, which include the likenesses of Hulk Hogan, Bill Goldberg and
Randy  "Macho  Man"  Savage. Additionally, during 1999 we increased our usage of outside  brokers  for  sales  to  independent  retail  locations and hired sales personnel  for  direct  marketing  to our target industries. The result of these changes  has  been  the elimination of our reliance on a few large customers for our revenue. We believe these changes will position us for increased revenues in the  near  future.

Inventory  was  $23,699  at December 31, 1997, increased to $188,737 at December
31,  1998  and  to $377,270 at September 30, 1999. This increase in inventory is attributable  to  the  launch  of  Nutrition  Cafe and the inventory that we are required  to  carry  to  meet  customer  orders.

Total  current assets were $46,246 at December 31, 1997 and $679,309 at December
31,  1998  and  increased  approximately 40% to $1,308,267 at September 30, 1999

Property  and equipment increased from $5,481 on December 31, 1997 to $33,403 on
December  31, 1998 and to $1,459,270 on September 30, 1999. This increase is due primarily to our purchase of the facility, which houses our warehouse operations for  Nutrition  Cafe,  and the equipment purchased to operate this facility. The
$228,705  attributable  to software development represents our investment in the
Nutrition  Cafe  website  software.

We  also  experienced  a  significant  increase in liabilities. Accounts payable increased from $14,873 on December 31, 1997 to $625,767 on December 31, 1998 and
to  $926,612  on  September  30, 1999. In addition, we issued a convertible debt instrument  in  the  amount of $1,000,000 in 1999. The proceeds raised from this debt  offering  were  used  to  purchase  the  warehouse  facility.

Management  believes  that  we  have  sufficient revenue and reserves to finance ongoing  business  activities  for  the  12  months  ending  September 30, 2000.
However, any judgment or claim in favor of a claimant regarding Revivarant could have  a  materially  adverse  effect on our results of operations, our financial condition  and  liquidity,  including  that  we  may  be  unable  to continue in business.

BUSINESS  DEVELOPMENT.

Trimfast,  Inc.  was organized as a Florida corporation in April of 1997 and, in its  first  year  of  operations  generated  revenues  of  $22,338. Start-up and operating  costs  totaled  $164,559  that  resulted  in  a net loss of $151,846.
Trimfast,  Inc.'s  president,  Michael  Muzio, who, as of December 31, 1997, was
owed  a  total  of  $150,200,  funded these operating expenses. Fiscal year 1998 represented  the  first  full  year  of  operations  for Trimfast, Inc. From the beginning,  management  chose  not  to  invest  the capital required to lease or acquire  the  machinery needed to manufacture their products. Instead, Trimfast,
Inc.  relied  upon  contract  manufacturers,  freeing  working capital for other matters.

At  the  beginning  of  August  1998, our assets were negligible, totaling $599.
Liabilities  at  that time totaled $680,917 with no revenues being generated and no  business  plan  in  place.  Accumulated  losses  totaled  $1,122,218  with a stockholders deficiency of $680,318. Due to the lack of revenues and no business plan,  our  management  sought  out  an acquisition candidate and, on August 12,
                                                                             --
1998,  acquired  all  of  the  issued  and outstanding shares of common stock of
Trimfast,  Inc.,  a  company  engaged  in  the  nutraceutical  business.

With  the  addition  of our wholly owned subsidiary, Trimfast, Inc., revenues in
1998  were  $1,925,332.

Cost  of sales was $567,472 resulting in a gross profit of $1,357,860. Operating expenses  totaled  $2,076,797  resulting in loss from operations of $718,937. We recorded  $503,839  in bad debt expense in December 1998. This sum was partially due  to  the  financial difficulties experienced by Cutting Edge, a customer who accounted  for approximately sixty percent (60%) of our revenues in 1998 and the bankruptcy of another customer. The bad debt expense of $267,240 attributable to
Cutting  Edge represented 50% of the receivable balance due from Cutting Edge at
December  31,  1998 and was due to the failure of Cutting Edge to return product we  sold to them. In December 1998, we recorded the bad debt expense relating to
Cutting  Edge  and  ceased doing business with them at that time. During 1998, a total  of  two  (2) customers accounted for approximately seventy-three (72%) of our  sales.  Prior  to  our  acquisition  of  Trimfast, Inc., Trimfast, Inc. was engaged in the nutraceutical business, distributing health and fitness products.

Our cash balance as of December 31, 1998 was $105,641. We also had approximately
$358,000  in  accounts receivable and $188,000 in inventory. Our total assets as of  December  31,  1998  were  $731,438.  Liabilities  totaled $718,467 that was comprised  of  approximately  $626,000 in accounts payable, $72,000 in notes and
$20,600  in  income  taxes  payable.

1998  represented  a  growing  year  for  us.  Relationships  with distributors, manufacturers  and  wholesalers  had  to be established. Manufacturing rates and shipping  costs  all  had  to be analyzed and evaluated. With our acquisition of
Trimfast,  Inc.  in  1998, we opened new financing opportunities that would have otherwise  been  foreclosed  to  us.  We received a significant capital infusion through  the  issuance  of  our  common stock in private placements and borrowed funds  from  private  lenders.

1999  saw our launch of the NutritionCafe website and the purchase of the assets of  Ice Water.  Management believes direct sales to consumers will significantly reduce  reliance  on  several  customers.  During  the  next  twelve  months  of operation,  management  remains  confident that revenues from operations will be able to support our ongoing operations.  However, any judgment or claim in favor of a claimant regarding Revivarant could have a materially adverse effect on our results  of operations, our financial condition and liquidity, including that we may  be unable to continue in business.  Should the Company determine additional financing  is  necessary,  the additional financing will be to expand current or proposed  operations.

Debentures.

In  June  1999,  we  entered  into  a  debenture agreement. As a result, we have
$1,000,000  of 7.0% convertible debentures outstanding, which mature on June 14,
2002.  After  the date of issuance and continuing until the maturity date of the
Debentures,  the  Debentures may be converted, at the option of the holder, into shares  of  our  common stock, $0.001 par value per share, at a conversion price equal  to the lesser of $8.50 or 80.0% of the 5 day average closing bid price as reported  by  Bloomberg,  LP  for the five consecutive trading days prior to the conversion  date.

Interest will be paid on the Debentures at a rate of 7.0% per annum, at the time of  any  conversion, with respect to the principal amount of the Debenture being converted,  until  the  principal  amount  is paid in full or has been converted entirely. Interest may be paid in cash or shares of common stock, at our option.

With  our  twenty  (20) days notice, we may redeem the Debentures in whole or in part  at any such time as the closing bid price of our common stock, as reported by  Bloomberg,  LP, falls  to  $6.00  or less at a redemption price equal to the principal amount of the Debenture being redeemed plus  accrued interest on  such amount and the profit that  the  holder  would  have  received upon  conversions of that portion of the Debenture  being  redeemed.

ITEM  3.  DESCRIPTION  OF  PROPERTY

Our  executive  offices are located at 777 South Harbour Island Boulevard, Suite
780,  Tampa,  Florida  33602,  where we lease approximately 2,772 square feet of office space at a monthly rent of $5,197.50. We feel that this space is adequate for  our needs at this time. The current lease term expires on October 31, 2004.
Upon such expiration, we believe that we will be able to obtain renewal terms or a  lease  for  new  space  at  terms  favorable  to  the  Company.

We  also  exercised  a  lease  option  to acquire a 17,000 square foot warehouse facility  in  Clearwater, Florida. The total purchase price for the property was
$1.2  million. On July 30, 1999, we paid for the warehouse facility in full with funds  raised  from  the  issuance  of  preferred  stock  and  warrants.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The  following  tables set forth the ownership, as of September 30, 1999, of our common stock by our officers, directors and principal shareholders who are known by  us  to own, either beneficially or of record, more than 5% of said stock and by  all  directors  as  a  group.

Security  Ownership  of  Officers  and  Directors.

TITLE  OF                                      NO.  OF   NATURE OF
CLASS       NAME  &  ADDRESS                  SHARES(1)  OWNERSHIP     %OWNED
------------------------------------------------------------------  ------------
Common      Michael  Muzio                    1,194,203     Direct        26.30%
            4957  Bayshore  Blvd.
            Tampa,  Florida  33611

Common      Gregg  Vosler                             0     Direct            0%
            851  Lantana  Avenue
            Clearwater Beach, Florida 34630

Common      Christopher  Hee                      1,590     Direct  Less than 1%
            3152  Fiesta  Drive
            Dunedin,  Florida  34689

Common      John  Troy                                0     Direct            0%
            4014  W  Waters  Avenue  #1508
            Tampa,  Florida  33614
------------------------------------------------------------------------------

All  Officers  and  Directors  as  a  Group
(3  Individuals)                             1,195,793
26.5%

      (1)   Any  shares of Common stock underlying outstanding options, warrants or  convertible  debentures are included in the figures under number of  shares.

Changes  in  Control.

There  are  currently no arrangements, which would result in a change in control of  our  Company.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Our  Bylaws  provide  that we shall have a minimum of three (3) directors on the board  at any one time. Vacancies are filled by a majority vote of the remaining directors  then  in  office. The directors and executive officers of the Company are  as  follows:
NAME  AND  ADDRESS                    AGE      POSITIONS  HELD
------------------------------------------------------------------------------
Michael  Muzio                         36      President/Treasurer/Director
4957  Bayshore  Blvd.
Tampa  Florida  33611

Gregg  Vosler                          52      Vice President/Secretary/Director
851  Lantana  Avenue
Clearwater  Beach  Florida  34630

Christopher  Hee                       58      Director
3152  Fiesta  Drive
Dunedin  Florida  34689

John  Troy                             37      Chief  Financial  Officer
4014  W  Waters  Avenue  #1508
Tampa,  Florida  33614

The  directors  named  above  will  serve  until  the next annual meeting of our shareholders  or  until  their  successors  shall have been elected and accepted their positions. Directors are elected for one-year terms. Mr. Muzio, Mr. Vosler and  Mr.  Troy  are  parties to oral employment agreements with the Company that pays annual salaries of $150,000, $50,000 and $65,000 respectively. In addition, these  oral employment agreements include provisions for family health insurance coverage  through  the Company, provisions for memberships at the Harbour Island
Athletic  Club,  and  Mr.  Vosler has use of an automobile owned by the Company.

We  have  no  minimum  or  maximum  bonuses,  which  are  implied  or  expressly communicated, to any of our employees. Bonuses are only paid at the direction of our  Board  of Directors. All factors affecting performance are evaluated by our board  of  directors, including the company's overall performance and the impact that  individual  had  upon our performance. When appropriate, a bonus amount is proposed  to  the  Board  of  Directors  and  is  submitted  for  a  vote.

MICHAEL  MUZIO: Since 1996, Mr. Muzio has served as president of the Company and
Trimfast,  Inc. Prior thereto, from 1991 until 1995 he served as chief executive officer of Advanced Medical Diagnostics, Inc. Research and development in health related  products  represent a significant portion of his prior work experience.
In  1994,  Mr.  Muzio  filed  for  Bankruptcy  Protection under Chapter 7 in the
Southern  District  of  Florida,  Case  Number  93-5409-8P7.

GREGG  VOSLER:  Mr.  Vosler  has  served  as  vice  president of the Company and
Trimfast,  Inc.  since  November of 1997. Previously, from June 1996 to November
1997, he served as Director of Development for Physician's Weight Loss Center in
Akron,  Ohio.  In  that  capacity  he  was responsible for systems and franchise development  in  the United States. From 1993 through June 1996, he served as an independent  consultant  in  the  medical  weight  loss  and  health  industry.

CHRISTOPHER  HEE: Mr. Hee was appointed to serve as a director of the Company on
October  6,  1998.  Dr.  Hee  received  his M.D. degree at Sydney University, in
Sydney,  Australia.  He  completed  his  residency  at State General Hospital in
Melaka,  Malaysia  in  1975. Dr. Hee opened and operated four medical clinics in
Tampin, Malaysia from 1981 to 1992. After gaining admission to practice medicine in  the  United  States in 1992, Dr. Hee became the Chief Medical Officer of the
Tampa  Military  Processing Station for the United States Department of Defense,
where  he  still  presently  works.  Dr. Hee provides the Board with the medical background  and  skills  necessary  for  the  Company  to  develop  vitamins and supplements.

JOHN TROY: Mr. Troy became our Chief Financial Officer in October of 1999. Prior to  his  current position, he served as a Controller for EnviroSys International from February to September of 1999. From November 1997 through October 1998, Mr.
Troy  was  an  Assistant Controller of Raymond James & Associates. From November
1995 through May of 1997, he was Accounting Manager at Lykes, Financial Services
Division. Prior to this position, Mr. Troy was a Controller of Chico's FAS, Inc.
until  March  of 1995. Mr. Troy obtained his Associates of Science Degree in May of  1988  from  Holyoke  Community College and his Bachelor of Science Degree in
Accounting  from  Western  New  England  College  in  1990.

ITEM  6.  EXECUTIVE  COMPENSATION

Mr. Muzio, our president and treasurer, oversees the operations of the Trimfast,
Inc.  subsidiary  and  in consideration thereof, receives annual compensation of
$150,000. Mr. Vosler, the Company's vice president and secretary, oversees sales and  in consideration thereof receives annual compensation of $50,000. Mr. Muzio and Mr. Vosler exercise complete control over employee compensation. Mr. Troy is responsible for the accounting and financial reporting activities of the Company and  receives  annual  compensation  of  $65,000.

The  terms  and  conditions of each officer's employment is reviewed annually by our  Board  of  Directors  who  may  also  award  annual  bonuses.  There  is no compensation  paid  to  our board members for serving on the Board of Directors.
However,  board  members  are  reimbursed for all costs and expenses incurred in either  attending  Board  meetings  or, for any expenses incurred on our behalf.

The  following  table  sets  forth  the  compensation of the company's three (3)
officers  for  the  last  three  (3)  fiscal  years:

                           SUMMARY  COMPENSATION  TABLE

                                  Annual  Compensation                 Long-Term
Compensation                                                           ---------
Name  &                            -------------------
----------------------        Other
Position             Year    Salary       Bonus      Other      Stock
SARs           LTIP            Comp
-------------------------------------
Michael  Muzio       1999     $150,000     $0         $0         $0
$0             $0              $0
  President  &       1998     $150,000     $0         $0         $240,000(1)
$0             $0              $0
  Treasurer          1997      $0          $0         $0         $0
$0             $0              $0

Gregg  Vosler        1999     $50,000      $0         $0         $0
$0             $0              $0
  Vice  President    1998     $50,000      $0         $0         $96,000(1)
$0             $0              $0
  &  Secretary       1997     $31,000      $0         $0         $0
$0             $0              $0

John  Troy           1999     $52,500      $0         $0         $53,750(2)
$0             $0              $0
  Chief  Financial   1998     $0           $0         $0         $0
$0             $0              $0
  Officer            1997      $0          $0         $0         $0
$0             $0              $0

(1)  The  amount  used in this table was calculated using the market close price for  TRIM  common  stock  on  December  31,  1998.

(2)  The  amount  used in this table was calculated using the market close price for  TRIM  common  stock  on  December  31,  1999.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

On  August  12,  1998,  we  acquired all of the issued and outstanding shares of common  stock  of  Trimfast, Inc.,  in  exchange for  the  issuance of 1,370,049 shares of  our  common  stock. In conjunction therewith, Michael  Muzio acquired
975,000 shares  of  our  common stock and Gregg Vosler was issued 120,000 shares of our common stock.As a result of this transaction the shareholders of Trimfast,
Inc. gained  control  of  our  Company  after  August  12,  1998.

On  December  8, 1998, Mr. Muzio purchased all 508,313 shares of our outstanding common  stock  held beneficially by our prior principal shareholder in a private transaction.

Effective  December  31,  1998,  our principal shareholder exchanged $126,664 of loans  due  to  him  by  us for 70,358 shares of our common stock. The number of shares  received  by  Mr. Muzio was on a dollar for dollar basis, based upon the outstanding debt obligation as of December 1, 1998 and the stock valued at $1.80 per  share, with the debt due Mr. Muzio. During 1998, we issued 19,500 shares of our  common  stock to Marsha Hardin, an associate and business consultant to  Mr.
Muzio,  in  a  related  party exchange for a loan payable by us in the amount of
$40,000.

In  February  Michael  Muzio  contributed  500,000 shares of restricted stock of
Insiderstreet.com,  Inc.  to  the  Company.  The shares were valued at the $7.50 based  on  the  quoted  trading  price  on  the date of contribution. The shares
contributed   are   less  than   5%  of  issued  and   outstanding   shares   of
Insiderstreet.com,  Inc.  and  is  accounted  for  as  a  long-term  investment.

Mr.  Muzio has entered into an oral employment agreement with us, which pays him an  annual  compensation  of  $150,000.  It  is expected that we will renew this agreement  in  the  year  2001.  Mr.  Vosler has entered into an oral employment agreement  with  us,  which  pays  him  an annual compensation of $50,000. It is expected  that  we  will renew this agreement in the year 2001. As of January 1,
2000, Mr. Troy has entered into an oral employment agreement with us, which pays him  an  annual  compensation of $65,000. It is expected that we will renew this agreement  in  the  year  2001.

We periodically advance funds to the principal stockholder and his affiliates as well  as  borrow  funds from the same parties. All of these amounts are interest
free  without  specific  repayment   terms.  Millennium   Health  Products,  Inc.
loaned the Company $259,558 without specific  repayment terms.  The Company  has recorded the amount of this indebtedness to Millennium on the Company's  balance sheet as of March 31, 2000.

Mike Muzio, our President,loaned TrimFast an aggregate of about $126,000 in 1998.
The full outstanding amount of the loan was converted into TrimFast common stock in December 1998.  Interest was not charged.

A loan by us to Millennium Health Products, Inc., of an amount of about $220,000
took place in 1998.   We made a loan to Millennium in the form of assigning some shares of a publicly traded security to  Millennium  so that  it could  settle a sale  of  the  same  security  that  was executed  on  behalf of Millennium in a matching amount.  At the time of the sale, the Company managed some of its  cash by buying and trading in the stock market.  Other  companies also  traded in the
stock market, including Millennium.   Mr. Muzio had executed a sale of shares on
behalf of Millennium, even though the shares were in another account he managed.
Whichever of the two companies had held the shares,  Mr.  Muzio  would have sold
the  shares.   Mr. Muzio  managed these  trading accounts at the time as best he could, but mistakes are possible,and in this case the shares held by the Company were needed to be transferred to Millennium, which is an affiliate of Mr. Muzio.
But during the time concerned,  Mr. Muzio personally loaned the Company,  first, and later Millennium, the cash to trade in the stock market in the first place--
so  that,  when we transferred  approximately  $220,000  in stock to Millennium,
$220,000 of our indebtedness owed to Mr.  Muzio was transferred and assigned to
Millennium. Millennium assumed $220,000 of indebtedness from us, and we were not subject to any obligation in the event Millennium failed to repay that amount to
Mr. Muzio.

ITEM  8.  DESCRIPTION  OF  SECURITIES

The  following  description is a summary and is qualified in its entirety by the provisions  of  our  Articles  of Incorporation and Bylaws, copies of which have been  filed  as  exhibits  to  the  Registration  Statement.

COMMON  STOCK.

General.

We  are  authorized  to issue one-hundred million (100,000,000) shares of common stock  having  a par value of $ 0.001 per share. As of September 30, 1999, there were  4,540,978 common shares issued and outstanding. All shares of common stock outstanding  are  validly  issued,  fully  paid  and  non-assessable.

Voting  Rights.

Each  share  of  common stock entitles the holder thereof to one vote, either in person  or  by proxy, at meetings of shareholders. The holders are not permitted to  vote  their  shares  cumulatively.  Accordingly, the holders of common stock holding,  in  the  aggregate,  more than fifty percent (50%) of the total voting rights  can  elect  all  of our directors and, in such event, the holders of the remaining  minority  shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock  entitled  to  vote  thereon is sufficient to authorize, affirm, ratify or consent  to  any  item submitted a vote of the shareholders, except as otherwise provided  by  law.

Dividend  Policy.

All shares of common stock are entitled to participate ratably in dividends when and  as  declared  by  our Board of Directors out of the funds legally available therefore  and  subject  to  the  rights,  if any, of the holders of outstanding shares  of  preferred stock. Any such dividends may be paid in cash, property or additional  shares  of  common  stock.  We have not paid any dividends since our inception  and  presently anticipate that all earnings, if any, will be retained for  development  of our business, and that no dividends on the shares of common stock  will  be declared in the foreseeable future. Any future dividends will be subject  to the discretion of our Board of Directors and will depend upon, among other  things,  our  future  earnings,  operating  and  financial condition, our capital  requirements,  general  business  conditions and other pertinent facts.
Therefore, there can be no assurance that any dividends on the common stock will be  paid  in  the  future.

Miscellaneous  Rights  and  Provisions.

Holders  of  common  stock  have  no  preemptive  or  other subscription rights, conversion  rights,  redemption  or sinking fund provisions. In the event of our dissolution,  whether  voluntary  or  involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to holders of our  equity  after satisfaction of all liabilities and payment of the applicable liquidation  preference  of  any  outstanding  shares  of  preferred  stock.
Under Nevada law, stockholders may take certain actions without the holding of a meeting  by a written consent or consents signed by the holders of a majority of the  outstanding  shares  of  the  capital stock of the company entitled to vote thereon.  Prompt  notice  of  the taking of any action without a meeting by less than  unanimous  consent of the stockholders will be given to those stockholders who  do not consent in writing to the action. The purposes of this provision are to  facilitate action by stockholders and to reduce corporate expense associated with annual special meetings of the shareholders. If shareholder action is taken by  written  consent,  we  will be required to send each shareholder entitled to vote  on  the  applicable  matter,  but  whose  consent  was  not  solicited, an information  statement  containing  information  about  the  action  taken.

PREFERRED  STOCK.

We have authorized the issuance of twenty million (20,000,000) shares of Class A
Preferred Stock with a par value of $0.01 and twenty-million (20,000,000) shares of  Class  B  Preferred  Stock  with  a  par  value  of  $0.01.
                                       31
These  shares  have  such  rights  and preferences as determined by the Board of
Directors.  The  Board  of  Director's  ability to issue preferred stock without further  shareholder  approval  has  the  potential to delay, defer or prevent a change  in  control  of  the  Company.

As  of March 31, 2000, there were 15,000 shares of Series A Preferred Stock, par value  $0.01  per  share,  outstanding.  According  to the terms of the Security
Purchase  Agreement  for  these shares signed on the same date, such shares were purchased  at  a  price of $100.00 per share. The shares are (i) validly issued, fully  paid  and  non-assessable and (ii) free from all taxes, liens and charges with  respect  to the issue thereof. All shares of our common stock are declared junior  in  rank  to  such  Series  A  preferred  shares.

Dividends.

Regular  Dividends.  Each  holder  of  the preferred shares shall be entitled to receive on each July 1 and January 1, or if such date is not a business day, the immediately  subsequent business day, commencing January 1, 2000, dividends at a rate  of  eight  percent  (8%)  per  annum, computed on the basis of $100.00 per preferred  share.  Such  dividends  shall be cumulative from (and including) the issuance  date  of  such preferred shares and shall accrue daily, whether or not earned  or declared, thereafter until paid, and shall be calculated on the basis of  a  360 day year. Dividends shall be payable in cash; provided, however, that in  lieu of paying such dividends in cash, we may, at our option, pay any or all of such dividends by delivery of a number of shares of our common stock equal to the  quotient  of  (x)  the dollar amount of the Regular Dividends to be paid on such  date,  divided  by  (y)  the  conversion  price, as provided by agreement, determined  on  the day which is the third (3rd) business day prior to the date.

Participating Dividends. In the event any dividend or other distribution payable in  cash  or  other  property  is  declared  on  our common stock, each Series A preferred shareholder on the record date for such dividend or distribution shall be  entitled  to  receive,  per  preferred  share  on  the  date  of  payment or distribution  of  such  dividend  or  other  distribution, the amount of cash or property  equal  to the cash or property which would be received by the Series A preferred  shareholders  of the number of shares of common stock into which such preferred  share  would  be  converted  immediately  prior  to such record date.

Conversion.

Any  holder  of  the  Series A preferred shares shall be entitled to convert any whole  number  of  preferred  shares into fully paid and nonassessable shares of
Common Stock in accordance with the Certificate of Designations, Preferences and
Rights  for such preferred shares. Without our prior consent, a holder shall not be  entitled  to convert any preferred shares during the period beginning on and including  the  issuance  date  and ending on and including the date that is 120 days  after  such  issuance  date.

We  shall not issue any fraction of a share of common stock upon any conversion.
If  the issuance would result in the issuance of a fraction of a share of common stock, we shall round such fraction of a share of common stock up to the nearest whole  share.  Each  share of the Series A Preferred Stock is convertible at the lesser  of  (a)  $8.5938  or  (b) 80% of the market price of the common stock as defined  in  the  agreement  and  is  subject  to  adjustment as provided in the
Certificate  of  Designations,  Preferences and Rights for such preferred shares which  is  included  as an exhibit to this Registration Statement. Adjustment is provided for in situations such as, but not limited to: our issuance of options, our  issuance  of convertible securities, or our change or alternative treatment of  option  prices  or  prices  of  conversion.

Voting.

Holders  of  Series  A  preferred  shares shall have no voting rights, except as required by law, including but not limited to the General Corporation Law of the
State  of  Nevada, and as expressly provided in the Certificate of Designations,
Preferences  and Rights. The person or persons entitled to receive the shares of common  stock  issuable  upon a conversion of Series A preferred shares shall be treated  for  all  purposes  as  the  record holder or holders of such shares of common  stock,  with  rights  described  above,  on  the  date  of  conversion.

Liquidation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up  of  the  Company,  the  holders  of  the  Series A preferred shares shall be entitled  to  receive  in  cash  out of our assets, whether from capital or from earnings available for distribution to our stockholders, before any amount shall be  paid  to the holders of any of our capital stock of any class junior in rank to  the  preferred  shares in respect of the preferences as to the distributions and  payments  upon  our  liquidation, dissolution and winding up, an amount per preferred  share  equal to $100 and any accrued but unpaid Regular Dividends and
Participating  Dividends.  If  insufficient  funds are available to fulfill this obligation,  each  Series  A  preferred  shareholder  would receive his pro rata share.

Redemption.

In  addition  to  all  other rights of the holders of Series A preferred shares, upon  our consummation of a major transaction or triggering event, as defined by the  Certificate  of  Designations,  Preferences  and  Rights for such preferred shares,  each holder of Series A preferred shares shall have the right, at their option,  to  require  us  to  redeem all or a portion of such holder's preferred shares  at a price per Series A preferred share equal to the greater of (i) 125%
of  the  stated  value  of  such  preferred  share  and  (ii) the product of the conversion  rate  in  effect  at  such  time as such holder delivers a Notice of
Redemption  at Option of Buyer and the Closing Sale Price of our common stock on the  date  immediately  preceding  such major transaction or triggering event on which  the principal market, or the market or exchange where the common stock is then  traded,  is  open  for  trading.

Taxes.

We  shall pay any and all taxes that may be payable with respect to the issuance and  delivery  of common stock upon the conversion of Series A preferred shares.

THE  FOLLOWING  DESCRIPTIONS  OF CERTAIN TERMS OF THE DEBENTURES AND WARRANTS DO
NOT  PURPORT  TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO
THE  DEBENTURES  AND WARRANTS PURSUANT TO WHICH THE DEBENTURES AND WARRANTS WERE
ISSUED,  A  COPY  OF  WHICH  IS  AN  EXHIBIT  TO  THE  REGISTRATION  STATEMENT.

TERMS (WHETHER OR NOT CAPITALIZED) USED BUT NOT DEFINED IN THIS SECTION HAVE THE
MEANINGS  GIVEN  TO  THEM  IN  THE  RESPECTIVE  WARRANTS  OR  DEBENTURES.

WARRANTS.
MAY  1999  WARRANTS.

In  General.

We  have  warrants  outstanding  to purchase 20,000 common shares at an exercise price  of  $4.00 per share. These warrants are exercisable on any date until May
12,  2000.  In  addition, we have warrants outstanding to purchase 20,000 common shares  at  an exercise price of $7.00 per share. These warrants are exercisable on  any  date  until  May  13,  2000.  These  warrants  carry no other rights or provisions.

JULY  1999  WARRANTS.

In  General.

We  currently  have  Warrants  outstanding  affording  the  holders  thereof the opportunity  to  purchase  a  total  of  223,881 shares of our common stock. The holders of the Warrants are entitled to purchase each share of common stock at a price of $10.31 per common share (subject to adjustment as hereinafter provided)
at  any  time  until 11:59 p.m. Central Time on July 16, 2002. Unless exercised, the  Warrants  will automatically expire on July 16, 2002. The Warrant Agreement may  be  amended,  subject to certain exceptions, by the Company and the warrant agent  with  the consent in writing of the holders of at least a majority of the
Warrants,  provided  that no such action may increase the Warrant Exercise Price of  the  Warrants  or decrease the number of shares or class of stock obtainable upon  exercise of any Warrants without the written consent of the holder of such
Warrant.

Adjustment  of  Warrant  Exercise  Price.

The  Warrant  Exercise  Price  and the number of shares of common stock issuable upon  exercise  of  the  Warrant  may  be  adjusted from time to time due to our subsequent  issuance of any shares of common stock not issued in connection with an  approved  stock plan or upon exercise or conversion of the other Securities, our issuance of options, our issuance of convertible securities, our declaration of  dividends  or  subscription rights, our subdivision or combination of common stock,  our  distribution  of  our assets other than dividends, or other certain events  undertaken  on  our  part including, without limitation, the granting of stock  appreciation  rights,  phantom  stock  rights or other rights with equity features.

Immediately  upon  any adjustment of the Warrant Exercise Price, we are required to  give  written notice thereof to the holders of these Warrants, setting forth in  reasonable  detail,  and  certifying  the  calculation  of  such adjustment.
Further, we are required to give written notice to the holders of these Warrants at  least twenty (20) days prior to the date on which we close our books or take a record (a) with respect to any dividend or distribution upon the common stock,
(b)  with  respect to any pro rata subscription offer to holders of common stock or  (c)  for  determining  rights  to  vote  with respect to any organic change, dissolution  or  liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Failure  to  Issue.

If  we  shall  fail for any reason or for no reason to issue to the holder, on a timely basis as described in the Warrant, a certificate for the number of shares of  common  stock  to which the holder is entitled upon the holder's exercise of this  Warrant or a new Warrant for the number of shares of common stock to which such  holder  is  entitled  pursuant  to the Warrant, we shall pay the amount of
0.25%  of  the product of (a) the number of shares of common stock not issued to the  holder  on  a  timely basis and to which the holder is entitled and/or, the number  of  shares represented by the portion of this Warrant which is not being converted,  as  the case may be, and (b) the average of the closing bid price of our  common  stock  for the three consecutive trading days immediately preceding the  last possible date which we could have issued such common stock or Warrant, as  the  case  may  be, to the holder as additional damages in cash each day the issuance of such common stock certificate or new Warrant, as the case may be, is not  timely  effected.

Taxes.

We shall pay any and all taxes which may be payable with respect to the issuance and  delivery  of  Securities  upon  exercise  of  the  Warrant.

JULY  1999  WARRANTS.

In  General.

We  have  warrants  outstanding  to purchase 18,000 common shares at an exercise price  of $4.00 per share. These warrants are exercisable on any date until July
26,  2000.  In  addition, we have warrants outstanding to purchase 50,000 common shares  at  an exercise price of $4.00 per share. These warrants are exercisable on  any  date  until  July  29,  2000.  These  warrants carry no other rights or provisions.

DEBENTURES.

In  General.

We  have  $1,000,000  of  7.0%  convertible  debentures to Calp II LP, a Bermuda corporation with a mailing address in Toronto, Ontario outstanding, which mature on  June  14, 2002. After the date of issuance and continuing until the maturity date  of  the  Debentures, the Debentures may be converted, at the option of the holder,  into  shares  of  our  common  stock,  $0.001  par value per share at a conversion  price  equal  to  the  lesser of $8.50 or 80.0% of the 5 day average closing  bid price as reported by Bloomberg, LP for the five consecutive trading days  prior  to  the  conversion  date. (see item 4 recent sales of unregistered securities)

DEFAULT UNDER PREFERRED STOCK

Commencing April 25, 2000, we have received notices from Cranshire Capital, L.P.,
The DotCom Fund, LLC, S Roberts  Productions, LLC and Keyway Investments Limited,
the subscribers to the Company's Series A Convertible  Preferred Stock that each seeks redemption of its holdings,  a  total  of  15,000  preferred shares issued to these investors. The investors seek  $1,875,000  for  the redemption of their
Series A Preferred Stock  plus all accrued but unpaid  dividends and all accrued but unpaid liquidated  damages. The redemption requirement (See Item. 8 entitled
"Description  of  Securities"  under the heading "PREFERRED STOCK-Redemption" as set  forth in the  Company's  Form 10-SB/A  as filed on or about August 24, 2000)
applies unless the Company  performs as required  under its  agreements with the holders,  including  registering  the  Common  Stock  issuable  upon  conversion by the holders.  The  Company  has not  filed the registration statement, as and when required.  The  Company is also  required to cause a registration statement covering the shares to be declared effective before November, 2000.  The Company is unable to pay the redemption  price at this  time.  The  Company's  funds are insufficient to  redeem the  preferred stock and also thereafter provide for the payment of all of its creditors,  and therefore the present default situation is expected  to  continue at  least until  a  registration  statement  is filed and declared  effective as  required of the  Company under  these Series A Preferred
Stock registration rights.  Until this redemption price shall have  been paid by the Company, the holders who have demanded redemption will continue to  have the ability  to convert  their  shares  of Preferred  Stock into previously unissued shares of TrimFast common stock.  The Company issued  15,000  shares of Series A
Convertible Preferred Stock for $100 per share, and each is convertible any time after the issuance date at the face amount divided by the lesser of (a)  $8.5938 or (b) 80% of the market price of the common stock  as defined in the Agreement, which is defined  based on a relevant  average  during a  period  before a given conversion date.  The redemption notices were given commencing April  25,  2000.
Therefore, the Company has decided that it will in its  June 30, 2000  financial reports reclassify the preferred stock as a short-term liability in light of the present  demands  for  redemption,  and  reduce  stockholders'  equity  by about
$1,875,000, which is the amount of  its redemption obligation at the date of the balance  sheet,  plus all accrued  dividends and  liquidated damages accrued, as
required  according  to  Rules 5-02.28 of Regulation S-X and SAB Topic 3C.   The
redemption  rights  were  triggered  by the  existence of a triggering event, as defined  by the  Certificate  of  Designations,  Preferences and Rights for such preferred shares,  and  therefore each holder of Series A preferred shares shall have the right, at their option, to  require  us  to  redeem all or a portion of such holder's preferred shares.

The Company  has already  defaulted under the Registration Rights that belong to the holders of the outstanding Preferred Stock,and this default will continue so long as the Company (a) has failed to file a registration statement covering the
Common Stock issuable upon conversion of the Preferred Stock or (b)fails to have a registration  statement  declared  effective  by  the  Securities and Exchange
Commission. While the default continues,Company shall automatically be subjected to penalties.  The Company  for each month or partial month while the default is continuing shall be required to make a payment to the holder.  We cannot predict when  a  registration  statement  will be  filed and be declared effective.  The
Registration Rights Agreement is filed as Exhibit 10.11  to the  Company's  Form
10-SB/A amendment number 5 filed on or about August 24, 2000.The Preferred Share
Agreement  is  filed as  Exhibit 4.4  to the  Company's  Form  10-SB/A  filed on
December 23, 1999.

The  amount  payable  on redemption of one share is $125 multiplied by the number of shares redeemed (which is 15,000 shares,or $1,875,000), plus accrued dividends to the date of redemption, at the rate of $8.00 per share per year from June 1999,
plus  applicable  liquidated   damages.  Liquidated  damages  accrue   under  the
Registration Rights Agreement and under the Series A  Preferred  Share  Agreement.

If  the  Company  violates  any  provision  of  or  fails  to  fulfill any of its obligations  or duties  to the holders of outstanding Preferred Stock, other than the Registration Rights Agreement,  the Company agrees to pay  liquidated damages to each Buyer following the occurrence of such violation in an amount  determined by multiplying (i) $2.00 per Preferred Share then held by such Buyer by  (ii) the percentage derived by dividing (A)the actual number of days elapsed from the last day of the date of the Company Violation or the prior 30-day period,as applicable, to the day such Company Violation has been completely cured  by  (B) 30,  in cash, or at the Buyer's option,  in the  number of shares of Company common stock equal to the quotient of (v) the dollar amount of the Liquidated Damages on the Payment
Date  (as defined below)  divided by  (w)  the closing bid price of the Company's common stock as of the date of the Company Violation  (as quoted in the Principal
Market or the market or exchange where the Company's common stock is then traded).
The  Liquidated  Damages payable pursuant hereto shall be payable within five (5)
business days from the end of the calendar month commencing on the first calendar month in  which the  Company's violation occurs. In the event the Buyer elects to receive  the Liquidated Damages  amount in shares of Company  common stock,  such shares shall also be considered Conversion Shares and shall have the registration rights set forth in the Registration Rights Agreement.

Interest.

Interest will be paid on the Debentures at a rate of 7.0% per annum, at the time of  any  conversion, with respect to the principal amount of the Debenture being converted,  until  the  principal  amount  is paid in full or has been converted entirely. Interest may be paid in cash or shares of common stock, at our option.

Redemption.

With  our  twenty  (20) days notice, we may redeem the Debentures in whole or in part  at any such time as the closing bid price of our common stock, as reported by  Bloomberg,  LP,  falls  to  $6.00 or less at a redemption price equal to the principal  amount  of the Debenture being redeemed plus accrued interest on such amount  and  the  profit that the holder would have received upon conversions of that  portion  of  the  Debenture  being  redeemed.

Marketability.

There is no public market for the Debentures and a limited public market for our common  stock.  There  can be no assurance that a public market will develop for the Debentures or that the public market for the common stock will continue. The terms of the Debentures were determined by negotiation between the parties bound thereby  and  do  not  necessarily  bear  any direct relationship to our assets, earnings,  book  value  per share or other generally accepted criteria of value.
Our  common  stock  is  presently  quoted  on the OTCBB under the trading symbol
"TRIM."

Taxes  and  Fees.

We  shall  pay  any and all documentary, stamp, or similar issue or transfer tax due  on  the  issue  of shares of common stock upon conversion of the Debenture.

Conversion  of  Debentures.

The holder of a  Debenture  will be  entitled  at any time prior to the close of business  on June 14,  2002,  subject to prior  redemption  and  conversion,  to convert the Debentures in denominations of $5,000, or multiples thereof,  at the principal  amount  thereof,  into shares of our common  stock at the  conversion price of the lesser of $8.50 or 80.0% of the 5-day average  closing bid price as reported by Bloomberg,  LP, for the five  consecutive  trading days prior to the conversion  date.  We will  not  issue  fractional  shares  upon  conversion  of
Debentures.  Instead,  we will  round  up or down,  as the  case may be,  to the nearest whole share.

The  number  of  shares  of  common stock purchasable upon the conversion of the debenture  is  subject  to  adjustment  in  certain  events, as set forth in the
Debentures.  Such adjustments include the issuance of our stock as a dividend or distribution  on  the  common  stock;  subdivisions,  combinations  and reclassifications  of  the  common  stock; the issuance to all holders of common stock  of  certain  rights  (but  only  when  the  rights become exercisable) or warrants  entitling  them  to  subscribe  for  our common stock at less than the current  market price; except for cash dividends permitted by the Indenture, the distribution to all holders of our common stock of our assets or debt securities or  rights  (other  than  those referred to above, but only when such additional rights  become  exercisable) or warrants (other than those referred to above) to purchase  our  assets,  debt  securities  or  other securities; the issuance, in certain  circumstances,  of  shares  of  our common stock for less than the then current  market  price;  and the issuance in certain circumstances of securities which are convertible into or exchangeable for common stock (other than pursuant to  transactions  described  above)  for a consideration per share less than the then  current  market  price  of  the  common  stock.

If  we  consolidate  or  merge  with  or  into  or  transfer  or  lease  all  or substantially all of our assets to any person, the person must assume in writing our  obligations  under  the  Debenture.

Events  of  Default.

In  the event that the common stock is not delivered per the written instruction of  the Debenture holder, within seven (7) business days of the conversion date, we  must pay the Debenture holder one percent (1.0%) in cash of the dollar value of  the Debentures being converted per each day after the seventh (7th) business day  following  the  conversion  date  that the common stock is not delivered. A provision  for  liquidated damages is also included in the Debenture in order to provide  for damages that would be difficult to ascertain in the case of default on  our  part.

Should  the delivery of shares of common stock upon conversion be delayed by our failure to have the common stock necessary for complete conversion available, we have  agreed  to pay to all holders of the outstanding Debentures for conversion default.  The exact terms of such conversion default payment are included in the
Debenture.

An  Event  of  Default  occurs  if we default in payment of any principal of the
Debenture  when the same becomes due and payable at maturity, upon redemption or otherwise;  default  for  five  (5)  business  days  on a payment other than the principal;  fail  to  comply with the provisions of the Debenture for the period and  after  the  notice  required  by the Debenture; engage in certain events of bankruptcy,  insolvency  or  reorganization;  or fail to maintain listing on any recognized  exchange  including the OTCBB. We must cure such default within five
(5)  business  days  of  such  notice  as  provided for in the Debenture, or the
Debenture  holder will have the right to accelerate the payments due and declare the  remaining principal amount of the Debenture to be due and payable upon such failure  to  cure.

SHARES  ELIGIBLE  FOR  FUTURE  SALE.

A  significant  portion  of the shares of our common stock currently outstanding are "restricted securities" within the meaning of Rule 144 promulgated under the
Securities  Act,  and may not be sold except in compliance with the registration requirements  of  the  Securities  Act  or  an  applicable  exemption  under the
Securities  Act,  including  an  exemption  pursuant  to  Rule  144  thereunder.

In general, under Rule 144 as currently in effect, any of our affiliates and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market  within  any  three-month  period a number of shares of common stock that does  not  exceed  the  greater  of (i) 1% of the then outstanding shares of our common  stock,  or  (ii)  the  average weekly trading volume in the common stock during  the  four  calendar  weeks preceding such sale. Sales under Rule 144 are also  subject to certain limitations on manner of sale, notice requirements, and availability  of  current  public  information about us. Non-affiliates who have held  their  restricted shares for one year may be entitled to sell their shares under  Rule  144  without  regard to any of the above limitations, provided they have  not  been  affiliates  for  the  three  months  preceding  such  sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resales of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in  securities.  Rule 144A allows our existing stockholders to sell their shares of  common  stock  to  such  institutions  and registered broker-dealers without regard  to  any  volume or other restrictions. Unlike under Rule 144, restricted securities  sold  under  Rule 144A to non-affiliates do not lose their status as restricted  securities.

TRANSFER  AGENT.

Florida  Atlantic Stock Transfer, located in Tamarac, Florida, has recently been appointed  the transfer agent of our common stock and preferred stock. Our prior transfer  agent  was in Nevada, and we wanted to appoint a transfer agent in the
Eastern  Standard  Time  Zone  for  convenience  purposes.

PART  II.

ITEM  1.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS

Market  Information.

Our  common  stock  is currently traded on the National Quotation Service Inc.'s pink  sheets  under  the  symbol  "TRIM."  As  of  December 31, 1999, there were
4,521,682  common  shares  and  15,000  preferred  shares  outstanding. There is limited  trading  activity  in  our  securities, and there can be no assurance a regular  trading  market  for  our  common  stock  will  be  sustained.

The following table sets forth, for the period indicated, the bid price range of our common stock. Please note that the prices reflected prior to August 12, 1998 reflect  those of World Group and are not representative of the current business activities  reflected  throughout  this  registration  statement.

                                                    High  Bid     Low  Bid
                                                    --------       -------
1997

Quarter Ended March 31, 1997                         $  9.00       $  3.37
Quarter Ended June 30, 1997                             5.50          1.55
Quarter Ended September 30, 1997                        3.75          1.50
Quarter Ended December 31, 1997                         2.62          0.25

1998
Quarter Ended March 31, 1998                         $ 12.50       $  2.50
Quarter Ended June 30, 1998                             5.31          3.10
Quarter Ended September 30, 1998                        2.60          1.50
Quarter Ended December 31, 1998                         5.30          1.20

1999
Quarter Ended March 31, 1999                         $  6.31       $  2.75
Quarter Ended June 30, 1999                            10.37          5.12
Quarter Ended September 30, 1999                        9.19          7.06
Quarter Ended December 31, 1999                         7.31          4.00

2000
Quarter Ended March 31, 2000                            7.25          3.50
Quarter Ended June 30, 2000                            3.875        1.0469
Quarter ending September 30, 2000                     2.8438        0.7969
(to August 21, 2000)

Such  market  quotations reflect the high bid and low prices as reflected by the
OTC BB or by prices, without retail mark-up, markdown or commissions and may not necessarily  represent  actual  transactions.  The  following companies serve as market  makers  for  our  securities:  D.L.Cromwell, Wilson-Davis & Co., Inc.
and Knight Securities, L.P.  The trading in our shares may be sporadic.

Holders.

As  of  March  31,  2000  there  were approximately 196 holders of record of our common stock.

Dividends.

We  have  not  paid  any  cash  dividends  since our inception, and the Board of
Directors  does not contemplate doing so in the near future.  Dividends payments on  the  common  stock  are  restricted  while  any shares of preferred stock or debentures  remain outstanding.  Loan agreements entered into in the future will likely restrict the payment of dividends.  Any decisions as to future payment of dividends will also depend on our earnings and financial position and such other factors  as  the  Board  of  Directors  deems  relevant.

ITEM  2.  LEGAL  PROCEEDINGS

Product  Liability.

In early 1999,  our  product,  Revivarant,  which  contains the chemical GBL was determined  by  the  Food  and  Drug  Administration  to  be  unsafe  for  human consumption.  Pursuant  to a  voluntary  arrangement  with  the  Food  and  Drug
Administration,  the product was recalled and removed from sale.  Since the time of  the  recall,  we  have  been  subject  to  five  known  lawsuits  and  three notifications of possible claims relating to consumer use of this product. As of the date of this report,  only one lawsuit has claimed a specific  dollar amount of damages,  specifically,  $400,000  of  compensatory  damages and  $350,000 of punitive damages.

At  the  time  that  the  alleged  causes  of  action  arose,  our  third  party manufacturer  had an insurance policy in the amount of $1,000,000 per occurrence and  up  to  $2,000,000  in  the  aggregate.  We  had  received a certificate of insurance  from the insurer under such policy.  We have since obtained a company owned  policy with an effective date of May 27, 1999.  Our company owned product liability  insurance  will  not be available to cover these claims, should we be found  liable.  The claims have been denied under our third party manufacturer's policy.  We  intend  to  contest  the  claim  denials.  As such, if we are found liable  for  these  claims,  our  business,  results of operations and financial condition  could  be  adversely  affected,  including  that  we may be unable to continue  in  business.  We  intend  to  vigorously oppose any factual basis for imposition of punitive damages based upon research and efforts made prior to the distribution  of  the  Revivarant  product to determine its safety.  We estimate that  the total damages sought in these cases may be, in the aggregate, millions of dollars.  Our management and outside legal counsel are unable to evaluate and determine  the  likely  outcome  of  each  cause  of  action.

The  Revivarant  Suits.
An action was filed in the  District  Court of the Fourth  District  of Idaho on
June 7, 1999  (Case No. CV PI  9900250D;  Jensen v. Body Life  Sciences,  Inc. &
Trimfast Group,  Inc.). In this case, the Plaintiff has requested an unspecified amount  of  damages  "to be  proven  at the time of  trial,  including  punitive damages."

On June 14, 1999 an action was filed in the Circuit  Court for Harrison  County,
Mississippi (Sheri Peck v. Trimfast Group, Inc., Body Life Sciences et al.) Case
No.CV-PI_99-250D).  In the Peck case, the Plaintiff has requested an unspecified amount of "actual, compensatory and punitive damages."

On April 5, 1999,  an action was filed in the Circuit Court of Tennessee for the
Thirteenth Judicial District at Memphis (Case No. 99-3121; Cliffton v. Body Life
Sciences,  Inc.),  seeking  $400,000 in  compensatory  damages  and  $350,000 in punitive  damages.  The consumer of the product alleges serious harm,  including
seizures  and  loss  of  consciousness  requiring   hospitalization,   from  the
consumption of Revivarant.

On August  6,  1999,  an action  was  filed  (Shaw v. Body Life  Sciences,  Inc.
Trimfast  Group,  Inc., et al, State Court in Fulton  County,  State of Georgia,
Case No. 99-US156301-E)  against Body Life Sciences by Bryan Shaw resulting from the use of  Revivarant.  In this case the Plaintiff has requested an unspecified amount of damages.

In  October  22,1999,  an  action (Brooks vs. Body Life Sciences, Inc. Trimfast,
Inc. et al. U.S. District Court, Western District of the State of Tennessee Case
No.  00-2300-GA)  was  filed against us seeking an unspecified amount of damages resulting  from  the  use  of  Revivarant.

Since our company owned product liability insurance only became effective on May
27, 1999, we may have no insurance coverage, other than any coverage that we may have under our third party manufacturer's policy, for the above mentioned claims or  for  future  claims  relating to the sale of Revivarant.  All claims that we have  submitted  to  our  third  party manufacturers insurance company have been denied.  Further,  we have insufficient assets available to pay any such product liability  claims.  Any  judgment or claim in favor of the Claimant could have a materially  adverse effect on our results of operations, our financial condition and  liquidity,  including  that  we  may  be  unable  to  continue in business.

We  are  presently engaged in various legal actions as mentioned above, although ultimate  liability  for  such other actions cannot be determined at the present time.  As  a result, our business could be adversely affected, including that we may  not  be  able  to  continue  in  business.

Intellectual  Property.

In  June  of 1999, we received a written communication from counsel for Slimfast
Foods  Company  including a demand to cease and desist use of the TrimFast name.
To  date,  no  litigation  has  been  filed in this matter, and management feels confident  that  our registration of the name with the U.S. Patent and Trademark office  as well as the State of Florida will be sufficient to defend this usage.
We  believe  that there is no confusion between the TrimFast and Slimfast in the marketplace,  and the matter has been referred to outside counsel for an opinion on  this  matter.  Should  Slimfast Foods Company file suit in this matter and a judgment  be rendered against us, it could have a material adverse effect on our
business   and   operations.  On July  21,  2000  we  entered  into a settlement agreement with Slim-Fast Foods Co. whereby it is agreed that we will discontinue the use of the name  TrimFast  on our  weight loss bars after September 20, 2000 and  immediately  discontinue  using  TRIMFAST  as a product name or mark in all other  instances.  It  was further  agreed that we can  continue to use the name
TrimFast  on our weight loss capsules sold through specified sales channels. In exchange, Slim-Fast has agreed to discontinue their claim against the Company.

Breach  of  Contract.

Phillips  Pharmatech  Labs  filed  suit against us on July 12,1999 (County Court
Pinellas  99-004791;  Phillips  Pharmatech  Labs  v.  Body  Life Sciences, Inc.)
seeking  damages  in  the  amount  of  $14,000 in outstanding invoices for prior products  not  delivered.  We  have  not  had  the  opportunity  to evaluate the likelihood of an unfavorable outcome in this suit, but plan to vigorously defend this  action.  Should  a  judgment  be granted against us, the amount should not exceed  the  damages  claimed.
On  June  14, 1999, a suit was filed against us for breach of contract (Case No.
99-8611CC;  L.N.  Label  Company,  Inc.  v.  Trimfast, Inc.) claiming damages in the  amount of approximately $10,500.00 as a result of labels being produced for
us. We have not had the opportunity to evaluate the likelihood of an unfavorable outcome  in  this  suit,  but  plan  to  vigorously defend this action. Should a judgment  be  granted  against  us,  the  amount  should  not exceed the damages claimed.

On  April 21, 1999, a suit was filed against us for breach of contract (Case No.
99-5117CC; Graffiti Graphics Corporation v. Trimfast, Inc.) claiming damages in the amount of approximately $5,500.00.  A judgment was awarded against us in the amount  of  $6,442.95.  Plaintiff has garnished our bank account for this amount and  a  satisfaction  of  judgment  should  be  forthcoming.

On  June  1,  1999,  a suit was filed against us for breach of contract (Supreme
Court  of  New  Jersey Docket # BER-L-4756-99; Kingchem, Inc. v. TrimFast Group,
Inc.)  claiming damages in the amount of approximately $35,000. Kingchem was one of  our suppliers, until a dispute arose about the quantity of supplies that had been  delivered  to  us.  A default judgment has been entered against us in this matter  in  the  amount  of  $34,949.

On  March  27  2000,  a suit was filed against us for breach of contract (United
States  District  Court  for  the Southern District of New York Docket # 00CV229
Gainsford Ventures, Inc.  v. TrimFast Group, Inc. Harry Kay,  Arcobel Investment
and  Interwest  Transfer). The suit alleges, that 600,000 shares of the TrimFast stock,  which  was previously owned by Kay, were improperly canceled by us while still  validly  owned  by  the  Plaintiff  Gainsford Ventures, SA. Gainsford has
demanded  the removal of the stop transfer order from their share certificate(s)
or  in the alternative demanded that the company reissue new share certificates.
Gainsford has also alleged in its complaint a breach of fiduciary responsibility on  the  part  of  our Company. In addition to the allegations made by Gainsford
Ventures,  Royalsea  International  Incorporated,  a  Panamanian corporation has alleged  a  breach of a consulting agreement with us and is seeking the issuance of  270,  000  shares of the company's common stock. In addition to the remedies set  forth  herein,  the  Plaintiffs  seek  $100,000 in compensatory damages and
$10,000,000  in  punitive  damages.  We have not had the opportunity to evaluate whether we will prevail in this suit, but plan to vigorously defend this action.
Should  a  judgment  be  granted  against  us,  the amount should not exceed the damages  claimed.  A  damage  award  could  have  an  adverse  effect  upon  our
operations   and   financial   condition.  On  August  2, 2000  the case against
TrimFast by Gainsford Ventures was dismissed with  prejudice pending a voluntary settlement agreement being finalized. The case could be reinitiated only if such settlement  agreement is not  executed and  carried out  between the parties and only after  September  1,  2000.  The Company  believes that such settlement, if finalized,  will result in the lawsuit  being  continued in a state court rather than in the Federal court.

On  February  8,  2000,  a  suit was filed against us in Pinellas County Circuit
Court  (Case No.  00-802) Aryeh Trading Inc, Plaintiff vs.  Trimfast Group, Inc.
The  action in Pinellas County Circuit Court seeks specific performance pursuant to an agreement for  us to  purchase  155,000 shares  of  our  common stock from
Aryeh. The Plaintiff also seeks to foreclose on  our  warehouse facility located at 2555 Blackburn St., Clearwater,  Florida,  the facility from which we operate
Nutrition Cafe. We  have filed  a  Motion to Dismiss with respect to both causes
of action.   Discovery is beginning and no opinion is available as to the likely result.  Aryeh  Trading Inc.  was formerly market maker for our securities until approximately November 1, 1999.  See also Note 8, entitled  "Litigation,"  under the subheading  "Breach of Contract"  in the  Notes  to the Consolidated Interim
Financial Statements herein.

Francois  Goelo  had filed an action in Hillsboro County Circuit Court(Case  No.
00-1444) against TrimFast Group, Inc.,Michael Muzio and  certain  other  parties in connection with alleged non-delivery of 22,000 shares of TrimFast and 100,000 shares of common stock of Sierra Holdings Group. The complaint,is a  multi-count complaint  and  included  counts  for  breach  of contract, specific performance, fraud and civil theft.The complaint alleged that a total of $95,750 ($77,000 for the TrimFast shares) was delivered as per the  instructions of  Mr.  Muzio.  The
shares  of  common   stock  that  had  not been  delivered to  Mr. Goelo, as  Mr.
Muzio has advised the Company, were shares of common stock  personally  owned by
Mr.  Muzio.  The  Plaintiff  sought  delivery  of  the  shares  of  common stock pursuant to the agreement and sought compensatory and punitive damages in excess of $790,000. On May  3, 2000 plaintiff offered to settle this matter whereby Mr.
Muzio would pay $95,750 and transfer to the plaintiff 20,000  shares of TrimFast common stock.  In  addition, the settlement offer provided that the parties will enter into  a joint stipulation for dismissal of the action and  execution  of a general release.  We subsequently signed a written settlement agreement with Mr.
Goelo and Mr. Muzio, and Mr. Goelo has released the other parties, including the
Company,  from all  liabilities or obligations.  As part of this settlement, the litigation was  dismissed and  the Company was not required to make any  payment, or give any shares, to Mr. Goelo.

Popov  and  McCullogh  LLP  v.  Trimfast

On  February  4,  2000, a suit was filed against us in Superior Court, San Diego
County  California.(Case  No. GIC-742910) Popov and McCullogh LLP, Plaintiff vs.
TrimFast  Group,  Inc.,  Defendant.  The case alleges that during 1999 Popov and
McCullogh LLP performed services on behalf of TrimFast Group, Inc. and was never compensated  for  those  services.  The  Plaintiff  seeks  payment  for services rendered in the amount of $5,978.59. We have not had the opportunity to evaluate the  likelihood  of  an  unfavorable  outcome  in  this  suit.

Other.

In  1999,  we  initiated  a  legal proceeding against a former major customer in
April  of  1999  (Case  No.  99-003807;  Body  Life  Sciences, Inc. v. Threshold
Technology,  Inc.)  to  collect  amounts  receivable  from  such  customer in an approximate  amount  of  $535,000.00  as  of December 31, 1998. Such receivables related  to  products sold to that customer during 1998, a portion of which were voluntarily  recalled by us in January 1999, but never returned by the customer.
The  amounts recalled included 27 boxes of (12 count) 32oz. Revivarant, 1 Box of
(9 count) 32oz. Revivarant, 3 Bottles of 4oz. Revivarant, 29 Boxes of (12 count)
200g  Revivarant  and  some individual products from these lines. These products were voluntarily recalled because they contained GBL, which was found by the FDA to  cause significant and potentially dangerous sedating effects. These products have  no  commercial  value  as  they  were  recalled.

We  have had difficulty ascertaining the domicile of corporation, and are in the process  of  attempting  to  confirm  that  we  are  making  a claim against the appropriate  defendant.  Once  this  is  ascertained,  we will proceed with this action.

Bankruptcy.

We  incorporated  HLHK  International  Systems  Pte  Ltd.,  as  a  wholly  owned subsidiary  in the State of Nevada on July 8, 1996 to conduct telecommunications business  in Malaysia and Singapore. This entity filed for bankruptcy protection in  Singapore,  and  pursuant  to  The Companies Act Cap 50, the affairs of HLHK
Interactive were wound up by High Court Order No. 84 of 1988 on May 22, 1998. We
have  no  operations  through this subsidiary and do not plan to have operations through  this  subsidiary  in  the  future.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

The accounting firm of Schvaneveldt and Company previously audited our financial statements. As a result of the stock exchange agreement entered into between the
Shareholders  of Trimfast, Inc. and us on August 12, 1998, there was a change in control  of the Company and a relocation of our principal place of business from
Las  Vegas,  Nevada  to  Tampa,  Florida. As a result of this move, the Board of
Directors  felt  that  we would be better served by retaining an accounting firm located  in the State of Florida. As a result, we engaged the firm of Weinberg &
Co.  to  conduct  our  latest  audit.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

On  August  12,  1998,  while we were still known as HLHK World Group, Inc., and while  we  had a total of 817,749 shares of common stock issued and outstanding, we acquired 100% of the issued and outstanding common stock of Trimfast, Inc., a
Florida corporation,  in exchange for 1,370,049 shares of our stock.  Under this exchange  every  3 of  our shares were exchanged for every 1 of Trimfast, Inc.'s shares. Concurrent with the acquisition, 5,500 additional shares of common stock were  issued  to  an  attorney  and  an  employee.

On  August 12, 1998, concurrent with our acquisition of Trimfast, Inc., Florida, we  issued  75,000  shares  of our common stock to our principal stockholder, in exchange  for  $491,198  which  we  owed  to  him.

In December 1998, our principal stockholder and president, Mike Muzio, exchanged
$126,644  of  loans  due to his wholly owned affiliates for 70,358 shares of our common  stock valued at a market price of $1.80 per share based upon the trading price  of  our  common  stock  at  the  exchange  date.

During 1999, we issued 44,500 shares of our common stock to unrelated parties in exchange  for  loans payable of $70,125 plus accred interest resulting in a loss on  extinguishment  of  debt  of  $150,979.

During  1999,  we  issued  7,321 shares of common stock to an unrelated party in exchange for the remaining unpaid balance of a loan payable plus accred interest of  a  total  of  $30,882.

During  1999,  one  of  our  principal stockholder returned 50,000 shares of our common  stock  to  us  to  settle  $400,000  of  liabilities  owed  to  us.

During  1999,  we issued 655,005 shares of our common stock to unrelated parties for  cash  consideration  of  $635,750. Included in these shares are the 155,000 restricted  shares of common stock issued to Aryeh Trading for  $4.00  each, and the  shares  were  not  purchased  for distribution  or  resale by Aryeh.  Under agreements dated October 22, 1999 and November 10, 1999 the Company is obligated to repurchase  these  shares.  To  date  none  of  the 155,000  shares have been repurchased. See Part II,Item 2, entitled "Legal Proceedings-Breach of Contract."
We  believe  Section 4(2) under the Securities Act of 1933 provides an exemption for each and every such private offering.

During  1999,  we  issued  918,300 shares of our common stock to consultants and other  professionals, in exchange for consulting and other professional services during  1999  and  payment  of  software,  all of which was valued at $4,745,061

During  1999,  we  issued  104,900  shares  of our common stock to employees for
$500,180  representing  bonuses  to these employees.  The shares of common stock were  valued  for  accounting purposes on the trading price of the grant date of the  commons  stock.

During  1999, we issued 100,000 shares of common stock valued at $4.75 per share to  an  escrow  account  as a $475,000 security deposit for an inventory line of credit.

During  2000, we issued 570,000 shares of common stock valued at $4.80 per share for  the  acquisition  of  Nutrition  Clubstores,  Inc.

During  2000,  we issued 10,000 shares of common stock valued at $4.88 per share for  legal  services  rendered  in  connection  with  various  SEC  filings.

On April 25, 2000 the Company entered into two convertible debenture agreements, with Gibralt  U.S.,  Inc., a Colorado Corporation and FAC  Enterprises, Inc.  a
Pennsylvania  Corporation,  each  providing  for  the  sale  of  $500,000 of its convertible debentures due July 13,2001 with interest at 12%. This sale was part of  a  private  placement in which  the Company  intends to sell an aggregate of
$3,000,000 of debentures, but no assurance is made that we will be able to do so.
The proceeds will be used to open additional  Nutrition  Clubstores  and produce and broadcast the commercial spots for our WCW  Ultra  Energy Bars.  On April 28,
2000  we received  the first  $1,000,000.  The  outstanding  principal amount of debentures  is convertible at the option of the holder into the Company's Common
Stock  at the  lower  of  (I)  Two and  50/100 Dollars ($2.50) per share; or (ii)
seventy-five percent (75%)  of the  closing  bid price of the Company's publicly traded common stock on the Closing Date. As to the Closing on April 28, 2000,the
conversion price is therefore about $2.00 per share for the first  $1,000,000 of debentures.  No  later  than  June  9, 2000,  the Company was required to fi1e a registration  statement  on  Form S-2  under  the  Securities  Act and under all applicab1e  Blue  Sky  laws  covering  the Common Stock. By August 26, 2000, the
Company  is  required  to have caused such registration statement to be declared effective by the SEC, all at the Company's sole cost and expense.

Because the Company (a) has failed to file a registration statement covering the
Common Stock issuable upon conversion of the Convertible  Debentures,  within 45 days of the first Closing Date and (b) in the event the Company  fails to have a registration  statement  declared  effective  by  the  Securities  and  Exchange
Commission within 120 days of the first Closing Date,Company shall automatically be subjected to penalties. The Company for each month or partial month while the default is continuing shall either: (a) Make a payment of Fifty Thousand Dollars
($50,000) to the Purchaser; or (b)deliver Twenty Thousand (20,000) shares of the
Company's  common  stock  to the Purchaser, whichever the Purchaser elects.  The purchasers  in  the aggregate therefore,  may receive up to One Hundred Thousand
Dollars ($100,000) in cash per month commencing June 9, 2000.  We cannot predict when a  registration  statement  will be filed and be declared effective.  As of
August 9, 2000, the liquidated damages amounted to  $200,000, in cash, or 80,000 shares of Common Stock.  We  have granted the purchasers a  security interest in all of the  500,000  shares of common stock of Insiderstreet.com (NSDR) that our
Company  owns  to secure our obligations to the debentureholders.  The Company's president, Mr. Mike Muzio,also owns some shares of Insiderstreet.com. Originally, he had  contributed  the 500,000  shares of Insiderstreet.com to the Company. In
total,Mr.Muzio and TrimFast own about 20%of the voting stock of Insiderstreet.com.
The Company owns 500,000 shares, about 4%, of Insiderstreet.com.

The  above  issuances  of  our common stock were made by us in reliance upon the exemption  from  registration  contained in Section 4(2) of the Act. We believe
Section  4(2)  was  available  because  there  was  no  general  solicitation or advertising  used  in  connection  with the offering and the transaction did not involve  a  public  offering.

We  conducted an offering pursuant to Rule 504 of Regulation D of the Securities
Act  of  1933, as amended, raising total cash proceeds of $934,500 and resulting in  the issuance of 403,000 shares of common stock. At the time of the offering, we  were not subject to the reporting requirements of Section 13 of 15(d) of the
Securities  Exchange Act of 1934, as amended (the "Exchange Act"). We were not a development  stage  company at the time of the offering and had not raised funds in  the  twelve  months prior to the offering in reliance on Section 3(b) of the
Act.  A  Form  D  was  filed  in connection with the offering. These shares were purchased  from February 9, 1999 through April 5, 1999. Each shareholder in this offering  received  subscription  documents  stating that the securities had not been  registered  under the Act, and subsequently made representations that they were  purchasing  for  investment  purposes  only  and  not  with  a view toward distribution  of  the  securities.

In  May  of  1999,  we  issued warrants  for the purchase of 40,000 shares of our common stock in exchange for placement services. Of these, 20,000 were issued  to
Cranshire  Capital and were exercisable on any date until May 12, 2000 at a price of  $4.00  per  share.  The  remaining  20,000  were  issued  to  Namex  and were exercisable  on any date until May 13, 2000 at a price of $7.00 per share.  These
warrants  were  issued  without   registration  in reliance on the exemption from
registration provided in Section 4(2)of the Securities Act.  The warrants expired unexercised.

In  June 1999, we issued a total of $1,000,000 in convertible debentures to Calp
II  LP, a Bermuda corporation with a mailing address in Toronto, Ontario, out of a  total offering of $3 million which mature on June 14, 2002. After the date of issuance  and  continuing  until  the  maturity  date  of  the  Debentures,  the
Debentures  may  be  converted,  at the option of the holder, into shares of our common  stock,  $0.001  par  value  per share at a conversion price equal to the lesser  of  $8.50 or 80.0% of the 5 day average closing bid price as reported by
Bloomberg,  LP  for  the  five  consecutive trading days prior to the conversion date.  The  Company  issued these debentures in reliance upon the exemption from registration  contained  in Section 4(2) of the Act and Rule 506 of Regulation D
promulgated  under  the  Act.  The  issuance of the convertible debenture was an isolated  issuance  of  securities  to  a  non-U.S.  entity,  which  is  also an accredited investor. We believe section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction  did  not  involve  a  public  offering.

In  July 1999, we issued 15,000 Class A convertible preferred shares and 223,881
warrants.   The Company issued  15,000  shares of Series A Convertible Preferred
Stock for $100  per share,  and each is convertible any  time after the issuance date at the face amount divided by the lesser  of (a)  $8.5938 or (b) 80% of the market price of the common stock as defined  in the Agreement,  which is defined based  on  a relevant  average  during a  period before  a given conversion date.
Cranshire  Capital  purchased  5,000  preferred  shares  and 74,627 warrants for consideration of  $300,010.  Dotcom  Fund purchased  3,000  preferred shares and
44,776   warrants  for consideration of  $500,010.  Keyway Investments purchased
5,000  preferred  shares  and  74,627 warrants  for $500,010. Robert Productions,
Inc.  purchased  2,000  preferred  shares  and 29,851 warrants for consideration of  $200,010. The  debentures  contain  a  beneficial conversion feature whereby the stock is convertible any time after the issuance date at the lesser  of  (a)
$8.5938  or  (b) 80%  of the market price of the common stock as defined in the
Agreement.  The preferred stock entitled the holder to receive on each  July  1, and January 1, commencing January 1, 2000 cumulative dividends at 8%  per  annum computed on the basis of $100 per preferred stock. The warrants are  exercisable at any time until July 16, 2002 at an exercise price of $10.31per share and vest
immediately.   The Company relied upon the exemption from registration  provided in  Section  4(2) of the Act.  We believe Section  4(2)  was available  for  the issuance  of  the  preferred  shares and warrants  because there was  no general solicitation  or  advertising  used  in  connection  with  the offering and  the transaction  did  not  involve  a  public  offering.

Commencing April  25,  2000,  we  have  received  notices from Cranshire Capital,
L.P., The DotCom Fund,  LLC, S Roberts  Productions, LLC  and Keyway Investments
Limited,  the subscribers to the Company's  Series A Convertible Preferred Stock
that  each  seeks  redemption  of its holdings,  a  total  of  15,000  preferred shares  issued  to  these  investors.  The investors  seek  $1,875,000  for  the redemption  of  their  Series  A  Preferred  Stock  plus  all accrued but unpaid dividends  and  all  accrued  but  unpaid  liquidated  damages.  The  redemption requirement (See Item. 8 entitled "Description  of Securities" under the heading
"PREFERRED STOCK-Redemption" as set forth in the Company's Form 10-SB/A as filed on or about August  24,  2000)  applies unless the Company  performs as required under its agreements with the holders, including registering  the  Common  Stock issuable  upon  conversion  by the  holders.  The  Company  has  not  filed  the registration  statement,  as and when required.  The Company is also required to cause  a  registration  statement  covering the  shares to be declared effective before November, 2000. The Company is unable to pay the redemption price at this
time.The Company's funds are insufficient to redeem the preferred stock and also thereafter  provide  for the  payment of all of its creditors, and therefore the present default situation  is expected to continue at least until a registration statement is filed and declared effective as required of the Company under these
Series A Preferred Stock registration rights.  Until this redemption price shall have been  paid by the Company,  the holders  who have  demanded redemption will continue  to have  the  ability  to convert their shares of Preferred Stock into previously unissued shares of TrimFast common stock.  The Company issued  15,000 shares of Series A Convertible Preferred Stock for $100  per  share, and each is convertible any time after the  issuance date at the  face amount divided by the lesser of  (a)  $8.5938 or  (b) 80%  of the market  price of the common stock as defined in the Agreement,  which is defined based on a relevant average during a period  before  a given  conversion  date.  The  redemption  notices  were given commencing April 25, 2000. Therefore,the Company has decided that it will in its
June 30, 2000  financial reports reclassify the preferred  stock as a short-term liability in light of the present demands for redemption,and reduce stockholders'
equity by about $1,875,000,  which is the amount of its redemption obligation at the date of the balance sheet, plus all accrued dividends and liquidated damages accrued, as required according to Rules 5-02.28 of Regulation S-X  and SAB Topic
3C.  The redemption rights were triggered by the existence of a triggering event, as defined by the Certificate of  Designations,  Preferences and Rights for such preferred shares,  and therefore each holder of Series A preferred shares  shall have the right, at their option, to  require  us  to  redeem all or a portion of such holder's preferred shares.

The Company  has already  defaulted under the Registration Rights that belong to the holders of the outstanding  Preferred  Stock, and this default will continue so long as the Company (a) has  failed to file a registration statement covering the Common Stock issuable upon conversion of the Preferred Stock or (b) fails to have a registration statement declared effective by the Securities and  Exchange
Commission. While the default continues,Company shall automatically be subjected to penalties.  The Company  for each month or partial month while the default is continuing shall be required to make a payment to the holder.  We cannot predict when  a  registration statement  will  be filed  and be declared effective.  The
Registration  Rights  Agreement is filed  as Exhibit 10.11 to the Company's Form
10-SB/A  amendment  number 5  filed on or about August 24,  2000.  The Preferred
Share Agreement is filed as Exhibit 4.4 to the Company's  Form 10-SB/A  filed on
December 23, 1999.

The amount  payable on redemption  of one share is $125 multiplied by the number of  shares  redeemed  (which is  15,000 shares,  or  $1,875,000),  plus  accrued dividends  to the date  of redemption,  at the rate of $8.00 per  share per year
from June 1999, plus applicable liquidated damages.   Liquidated  damages accrue
under the  Registration  Rights Agreement and under the Series A Preferred Share
Agreement.

If  the Company  violates  any  provision  of  or  fails  to fulfill  any of its obligations or duties to the holders of outstanding Preferred Stock,  other than the Registration Rights Agreement,  the Company agrees to pay liquidated damages to each Buyer following the occurrence of such violation in an amount determined by multiplying (i) $2.00  per Preferred  Share then  held  by  such Buyer by (ii)
the percentage derived by dividing (A) the actual number of days elapsed from the last day  of the  date  of  the C ompany Violation or the prior 30-day period, as applicable,  to the day such  Company  Violation has been completely cured by (B)
30, in cash, or at the Buyer's option,  in the number of shares of Company common stock equal to the quotient of (v)the dollar amount of the Liquidated Damages on the Payment Date (as defined below) divided by (w)  the closing bid price of the
Company's common stock as of the date of the Company Violation (as quoted in the
Principal Market or the market or exchange where the Company's  common stock  is then traded).  The Liquidated  Damages  payable pursuant hereto shall be payable within five (5)  business  days from the end of the calendar month commencing on the first  calendar  month in which the Company's violation occurs. In the event the  Buyer  elects to receive the Liquidated Damages amount in shares of Company common stock,  such shares  shall also be considered Conversion Shares and shall have the registration rights set forth in the Registration Rights Agreement.

On  April  25,  2000 the Company entered into a convertible debenture agreement with  Gibralt  U.S.,  Inc.  a  Colorado Corporation and FAC Enterprises, Inc.  a
Pennsylvania  Corporation  for  a  total  of  $3,000,000  due July 13, 2001 with interest  at  12%.  The  proceeds  will  be  used  to  open additional Nutrition
Clubstores  and  produce  and  air the commercial spots for our WCW Ultra Energy
Bars.  On  April  28,  2000  the  first  $1,000,000  was  wired  to our account.

In  July  of  1999,  we  issued warrants to purchase 68,000 shares of our common stock  in  exchange  for  consulting  services.  Of these, 18,000 were issued to
Francois Goelo and were exercisable on any date until July 26, 2000 at a price of
$4.00  per  share.  The  remaining  50,000  were  issued  to  Sal  Russo and were exercisable on any date until July 29, 2000 at a price of $4.00 per share. These warrants  were  issued  without  Registration  in reliance on the exemption from registration  provided  in Section 4(2) of the Act. We believe section 4(2) was available  because  there  was  no  general  solicitation or advertising used in connection  with  the  offering  and  the  transaction  did not involve a public offering. These warrants expired unexercised.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Section  78.7502 of the NRS provides that Nevada corporations may limit, through indemnification,  the  personal  liability  of  their  directors  or officers in actions,  claims  or  proceedings  brought against such person by reason of that person's  current or former status as an officer or director of the corporation.
Indemnification  of  directors  or  officers is available if the person acted in good  faith  and  in  a manner the person reasonably believed was, at least, not opposed  to  the  best  interests of the corporation. In the event of a criminal action  or  proceeding,  indemnification  is  not  available  if  the person had reasonable  cause  to  believe  their  action  was  unlawful.

Further,  in  an  action  brought  by  the  corporation  or  in the right of the corporation,  if  the  person,  after  exhaustion of all appeals, is found to be liable  to the corporation, or if the person makes payment to the corporation in settlement  of  the  action,  indemnification  is available only to the extent a court  of  competent jurisdiction determines the person is fairly and reasonably entitled  to  indemnification.  Such  discretionary indemnification is available only  as  authorized  on  a  case-by-case  basis by: (1) the stockholders; (2) a majority  of  a  quorum  of  the board of directors consisting of members of the board  who were not parties to the action, suit or proceeding; (3) if a majority of  a  quorum  of  the Board of Directors consisting of members of the Board who were  not  parties  to  the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting  of members of the Board who were not parties to the action cannot be obtained,  by  independent  legal  counsel  in  a  written  opinion.

To  the  extent  that  a  director  or officer of a corporation is successful in defending against an action, suit or proceeding brought against that person as a result  of  their  current  or  former  status  as  an  officer or director, the corporation  must  indemnify  the  person  against  all  expenses  actually  and reasonably  incurred  by the person in connection with their defense. Nevada law also  allows  Nevada  corporations to advance expenses of officers and directors incurred  in  defending  a  civil  or criminal action as they are incurred, upon receipt  of  an  undertaking by or on behalf of the director or officer to repay such  expenses  if  it  is  ultimately  determined  by  a  court  of  competent jurisdiction  that such officer or director is not entitled to be indemnified by the  corporation  because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the  corporation.

Section  78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights  to  which  the  indemnified  party may be entitled and that the scope of indemnification  shall  continue  as to directors or officers who have ceased to hold  such  positions  and  to  their  heirs,  executors  and  administrators.

Section  78.752  of  the  NRS allows corporations to provide insurance, or other financial  arrangements such as a program of self-insurance, for their directors or  officers.  Such  insurance  may  provide coverage for any liability asserted against  the  person  and liability and expenses incurred by the person in their capacity  as  a  director  or  officer  or  arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such  liability  and  expenses.  However,  no  financial  arrangement made under
Section  78.752  may  provide  protection  for  a  person adjudged by a court of competent  jurisdiction, after exhaustion of all appeals therefrom, to be liable for  intentional  misconduct,  fraud  or a knowing violation of law, except with respect  to  the  advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum  extent  provided  by  law.  It  is  the  position of the Securities and
Exchange Commission and certain state securities administrators that any attempt to  limit  the  liability  of  persons  controlling  an issuer under the federal securities  laws  or  state  securities  laws  is  contrary to public policy and therefore  unenforceable.

Our By-laws provide for the indemnification of its directors and officers to the maximum  extent  provided  by  law.  It  is  the  position of the Securities and
Exchange Commission and certain state securities administrators that any attempt to  limit  the  liability  of  persons  controlling  an issuer under the federal securities  laws  or  state  securities  laws  is  contrary to public policy and therefore  unenforceable.

                                  EXHIBIT  INDEX
--------------------------------------------------------------------------------
  Exhibit  #                      Description
--------------------------------------------------------------------------------
     2.1       Kendrex  and  HLHK  Merger  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.1)
--------------------------------------------------------------------------------
     2.2       Trimfast,  Inc.  Acquisition  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.2)
--------------------------------------------------------------------------------
     2.3       Rescission  of  IMMMU  and  IMMCEL  Acquisitions
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  2.3)
--------------------------------------------------------------------------------
     3.1       Articles  of  Incorporation  (Incorporated  by
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  3.1)
--------------------------------------------------------------------------------
     3.2       Bylaws  (Incorporated  by  reference  as  filed  in
               Form  10-SB  filed  on  7/12/99  as  Exhibit  3.2)
--------------------------------------------------------------------------------
     4.1       Specimen  Share  Certificate  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.1)
--------------------------------------------------------------------------------
     4.2       Debenture  Agreement  (Incorporated  by  reference
               as  filed  in  Form  10-SB  filed  on  7/12/99  as
               Exhibit  4)
--------------------------------------------------------------------------------
     4.3       Warrant  Agreement  (Incorporated  by  reference
               as  filed  in  Form  10-SB/A  filed  on  12/23/99  as
               Exhibit  4.3)
--------------------------------------------------------------------------------
     4.4       Preferred  Share  Agreement  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.4)
--------------------------------------------------------------------------------
     4.5       Series  A  Certificate  of  Designations,
               Preferences  and  Rights  (Incorporated  by
               reference  as  filed  in  the Form 10-SB/A  filed  on
               March 13, 2000  as  Exhibit  4.5)
--------------------------------------------------------------------------------
     10.1      Lease  Option  Agreement  (Incorporated  by
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  10)
--------------------------------------------------------------------------------
     10.2      WCW  Agreement (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.2)
--------------------------------------------------------------------------------
     10.3      Venture  Direct  Worldwide  Agreement
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  10.3)
--------------------------------------------------------------------------------
     10.4      Distribution  Agreement  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  10.4)
--------------------------------------------------------------------------------
     10.5      Convertible  Debenture  Subscription  Agreement between the Company and FAC Enterprises and Convertible  Debenture  Subscription  Agreement
               between the Company and Gibralt U.S., Inc., including Annex A,
               Intercreditor Agreement, Pledge and Security Agreement, including
               Exhibits thereto, and Escrow Agreement (as filed herewith)
--------------------------------------------------------------------------------
     10.6      Aryeh  Trading  Agreement dated March 18, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.6)
--------------------------------------------------------------------------------
     10.7      Aryeh Trading Agreement dated March 30, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.7)
--------------------------------------------------------------------------------
     10.8      Aryeh Trading Agreement dated October 22, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.8)
--------------------------------------------------------------------------------
     10.9      Aryeh Trading Agreement dated November 10, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.9)
--------------------------------------------------------------------------------
    10.10      Stock  Exchange  Agreement-  Nutrition  Clubstores
               (Incorporated  by  reference  as  filed  in  Form  8-K
               filed  on  5/12/00)
---------------------------------------------------------------------------------
     10.11     Registration Rights Agreement entered into by and between the Company and certain investors in its Series A Preferred Stock, dated as of
               July 16, 1999 (as filed herewith)
--------------------------------------------------------------------------------
      21       Subsidiaries  of  Registrant  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  21)
--------------------------------------------------------------------------------
      27       Financial  Data  Schedule (as filed herewith)
--------------------------------------------------------------------------------

                      TRIMFAST  GROUP,  INC.  AND  SUBSIDIARIES

PART I:   FINANCIAL INFORMATION                                             PAGE
                                                                            ----

          Consolidated  Balance  Sheet  as  of
          September  30,  1999  (Unaudited)  and
          December  31, 1998                                                   3

          Consolidated  Statements  of  Operations
          for  the  Twelve  Months  Ended  December  31,  1998
          and  for  the  Three  and  Nine  Month  Periods
          Ended  September 30, 1999 (Unaudited)                                4

          Consolidated  Statement  of  Cash  Flows
          for  the  Year  ended  December  31,  1998
          and  for  the  Nine  Months  Ended
          September  30, 1999 (Unaudited)                                      5

          Consolidated  Statement  of  Changes  in  Stockholders'
          Equity  for  the  one  year  ended  December  31,  1998  and
          for  the Nine Months Ended September 30, 1999 (Unaudited)            6

          Notes  to  Consolidated  Financial  Statements
          (Unaudited) as of September 30, 1999                              7-15

          Management  Discussion  and  Analysis  of  Financial
          Condition and Results of Operations                              16-17

                                               TRIMFAST GROUP, INC.
                                        INTERIM CONSOLIDATED BALANCE SHEET
                                  AS OF DECEMBER 31, 1998 AND SEPTEMBER 30, 1999

                                                      ASSETS
                                                      ------

CURRENT ASSETS
                                                                                             SEPTEMBER 30, 1999
                                                                        DECEMBER 31, 1998        (UNAUDITED)
                                                                        -------------------  --------------------

  Cash                                                                             105,641   $            59,092
  Short-term investments                                                            15,297   $            41,220
  Accounts Receivable- Trade                                                       357,889               318,407
  Accounts Receivable- Other                                                        11,745               512,278
  Inventory                                                                        188,737               377,270
                                                                        -------------------  --------------------
     Total Current Assets                                                          679,309             1,308,267

PROPERTY AND EQUIPMENT - NET                                                        33,403             1,459,270

OTHER ASSETS
  Prepaid expenses                                                                       0                50,000
  Rent deposit                                                                      10,619                15,000
  Cash surrender value of life insurance                                             8,107                12,646
  Software development                                                                   0               228,705
  Goodwill - Net                                                                         0                54,708
                                                                        -------------------  --------------------
     Total Other Assets                                                             18,726               361,060
                                                                        -------------------  --------------------

TOTAL ASSETS                                                            $          731,438   $         3,128,596
                                                                        ===================  ====================

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
                                    ------------------------------------
CURRENT LIABILITIES
  Accounts payable and accrued expenses                                 $          625,767   $           926,612
  Notes and loans payable                                                           72,100                33,881
  Income taxes payable                                                              20,600                20,600
  Convertible debentures                                                                 0             1,000,000
                                                                        -------------------  --------------------
     Total Current Liabilities                                                     718,467             1,981,093

                                                                        -------------------  --------------------
TOTAL LIABILITIES                                                                  718,467             1,981,093
                                                                        -------------------  --------------------

STOCKHOLDERS' EQUITY
  Preferred Stock, Class A, $0.01 par value; 20,000,000
    shares authorized; 0 and 15,000 shares issued and outstanding
    as of December 31, 1998 and September 30, 1999 respectively                          0                   150
  Preferred Stock, Class B, $0.01 par value;
    20,000,000 shares authorized; none issued and outstanding                            0                     0
  Common Stock, $0.001 par value; 100,000,000 shares
    authorized, 2,260,775 and 4,540,978 shares issued and outstanding
    as of December 31, 1998 and September 30, 1999 respectively                      2,260                 4,541
Common Stock to be issued (77,881 shares) as of December 31, 1998
and (8,478 shares) as of September 30, 1999                                             78                     8
  Additional Paid-in capital                                                       925,987             6,936,610
  Accumulated deficit                                                             (891,820)           (4,370,622)
  Less cost of treasury stock (5,500 as of December 31, 1998
  and 32,500 as of September 30, 1999)                                             (23,534)             (139,547)
  Less common stock shares advanced                                                      0              (925,312)
  Less common stock subscriptions receivable                                             0              (358,325)
                                                                        -------------------  --------------------
     Total Stockholders' Equity                                                     12,971             1,147,503
                                                                        -------------------  --------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $          731,438   $         3,128,596
                                                                        ===================  ====================

                                                TRIMFAST GROUP, INC.
                                    INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
                                 FOR THE ONE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
                         AND THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

                                                                               FOR THE THREE        FOR THE NINE
                                                         FOR THE ONE YEAR      MONTHS ENDED         MONTHS ENDED
                                                              ENDED         SEPTEMBER 30, 1999   SEPTEMBER 30, 1999
                                                        DECEMBER 31, 1998       (UNAUDITED)          (UNAUDITED)
                                                        ------------------  -------------------  -------------------

NET SALES                                                       1,925,332              207,201              581,337

COST OF SALES                                                     567,472               89,925              408,495
                                                        ------------------  -------------------  -------------------

GROSS PROFIT                                                    1,357,860              117,276              172,842
                                                        ------------------  -------------------  -------------------

OPERATING EXPENSES

  Salaries and other compensation                                 983,773              208,215              505,372
  Commissions                                                      41,700               14,302               18,117
  Depreciation and amortization                                    10,498               54,202               54,202
  Professional fees                                                49,511              505,576            1,467,900
  Bad debt expense                                                503,839              102,723              102,723
  Selling, general and administrative expenses                    423,289              249,593              623,451
  Travel and entertainment                                         64,187               54,240              132,249
                                                        ------------------  -------------------  -------------------
        Total Operating Expenses                                2,076,797            1,188,851            2,904,014
                                                        ------------------  -------------------  -------------------

INCOME FROM OPERATIONS                                           (718,937)          (1,071,575)          (2,731,172)
                                                        ------------------  -------------------  -------------------

OTHER INCOME (EXPENSE)
  Realized gain on sale of trading securities - net                 1,905                  499                  499
  Unrealized gain on sale of trading securities - net                 922                    0              (18,549)
  Interest expense                                                 (3,264)            (354,569)            (354,569)
                                                        ------------------  -------------------  -------------------
        Total Other Income (Expense)                                 (437)            (354,070)            (372,619)
                                                        ------------------  -------------------  -------------------

LOSS BEFORE INCOME TAXES                                         (719,374)          (1,425,645)          (3,103,791)

FEDERAL AND STATE INCOME TAXES                                     20,600                    0                    0

                                                        ------------------  -------------------  -------------------
NET INCOME/ (LOSS)                                               (739,974)          (1,425,645)          (3,103,791)
                                                        ==================  ===================  ===================

Dividend on Preferred Stock                                                                                (375,011)

                                                        ------------------  -------------------  -------------------
NET INCOME/ (LOSS) APPLICABLE TO COMMON STOCK                    (739,974)          (1,425,645)          (3,478,802)
                                                        ==================  ===================  ===================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING -
BASIC AND DILUTED                                               1,710,860            4,574,887            4,028,972

NET INCOME (LOSS) PER COMMON SHARE-BASIC AND DILUTED                (0.43)               (0.31)               (0.87)

                                       TRIMFAST GROUP, INC.
                           INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                        FOR THE ONE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
                AND THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

                                                                               FOR THE NINE MONTHS
                                                           FOR THE ONE YEAR           ENDED
                                                                ENDED          SEPTEMBER 30, 1999
                                                          DECEMBER 31, 1998        (UNAUDITED)
                                                         --------------------  -------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 (739,974)          (3,103,791)
  Adjustments to reconcile net income (loss)
    to net cash flows from operating activities:
    Depreciation and amortization                                     10,498               54,202
    Bad debt expense                                                 503,839                6,498
    Unrealized gain on short term investments                           (922)             (18,459)
    Stock based compensation                                         762,000                    0
    Issuance of common stock for professional services                     0            1,238,505
  Changes in operating assets and liabilities
  (Increase) decrease in :
    Accounts receivable                                             (856,839)            (472,796)
    Prepaid expenses                                                       0              (50,000)
    Inventory                                                       (165,038)            (188,533)
  Increase (decrease) in :
    Accounts payable and other liabilities                           496,181              300,845
    Income taxes payable                                              20,600                    0
                                                         --------------------  -------------------
      Total adjustments                                              770,319              870,262
                                                         --------------------  -------------------
  Net cash (used in) provided by operating activities                 30,345           (2,233,529)
                                                         --------------------  -------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase) decrease in :
    Short term investments                                           (14,375)             (25,923)
    Due from employees                                                (5,800)               5,800
    Property and equipment                                           (37,821)          (1,764,682)
    Due from affiliate                                                (5,945)               5,945
    Rent deposit                                                      (8,119)              (4,381)
    Cash surrender value of life insurance                            (8,107)              (4,529)
                                                         --------------------  -------------------
  Net cash (used in) provided by investing activities                (80,167)          (1,787,770)
                                                         --------------------  -------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings                                           1,975              961,781
    Purchase of treasury stock                                       (23,534)            (116,013)
    Proceeds from issuance of common stock                           177,800            1,628,942
    Proceeds from issuance of preferred stock                              0            1,500,040
    Due to stockholder/ officer                                      (18,436)                   0
                                                         --------------------  -------------------
  Net cash provided by (used in) financing activities                137,805            3,974,750
                                                         --------------------  -------------------

CHANGE IN CASH AND CASH EQUIVALENTS                                   87,983              (46,549)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                         17,658              105,641
                                                         --------------------  -------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                              105,641               59,092
                                                         ====================  ===================

                                                  TRIMFAST GROUP, INC.
                                 INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
                                   FOR THE ONE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
                           AND THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

                                                         Common Stock
                                                          and Common        Additional      Preferred
                                                       Stock to be Issued     Paid-In     Stock Issued      Accumulated
                                                        SHARES     Amount     Capital     SHARES  Amount     Deficit
                                                      ----------  --------  ------------  ------  -------  ------------

BALANCE JANUARY 1, 1998                               1,286,625   $ 1,287          (287)       -        -    ($151,846)

Issuance of common stock for cash                        63,924        64       187,736        -        -            -

Issuance of common stock in exchange to related
   party in exchange for $40,000 debt                    19,500        19        39,981        -        -            -

HLHK equity at August 12, 1998                          817,749       818       441,083        -        -   (1,122,218)

Reclassification pursuant to recapitalization                 -         -    (1,122,218)       -        -    1,122,218

Common stock issued to employees                            500         -             -        -        -            -

Common stock issued to attorney for services              5,000         5            (5)       -        -            -

Common stock issued in exchange for debt of HLHK
   principal stockholder                                 75,000        75       491,123        -        -            -

Issuance of common stock in exchange for
   stockholder loans                                     70,358        70       126,574        -        -            -

Compensation to principal stockholder                         -         -       762,000        -        -            -

Purchase of treasury stock at cost                            -         -             -        -        -            -

Net income 1998                                               -         -             -        -        -     (739,974)

                                                      ----------  --------  ------------  ------  -------  ------------
Balance, December 31, 1998                            2,338,656   $ 2,338   $   925,987        -        -    ($891,820)
                                                      ----------  --------  ------------  ------  -------  ------------

Equity financing - issuance of common stock for cash  1,058,005     1,058     1,659,817        -        -            -

Issuance of common stock in exchange for
  consulting and other professional services            769,459       770     1,237,735        -        -            -

Issuance of common stock acquisition of Immmu and
  Imcel. To be returned per rescission agreement.       235,000       235       925,077        -        -            -

Issuance of common stock to employees                   150,358       150        95,247        -        -            -

Issuance of convertible debentures                            -         -       250,000        -        -            -

Return of common stock in repayment of debt             (50,000)      (50)     (399,950)       -        -            -

Issuance of common stock held in escrow to
  secure loan                                            23,000        23       199,790        -        -            -

Issuance of common stock for debt repayment              24,500        25       168,006        -        -            -

Repurchase of treasury stock at cost                          -         -             -        -        -            -

Issuance of Preferred Stock                                   -         -     1,874,901   15,000      150     (375,011)

Net Loss, year to date as of September 30, 1999               -         -             -        -        -   (3,103,791)

                                                      ----------  --------  ------------  ------  -------  ------------
Balance, September 30, 1999                           4,540,978   $ 4,549   $ 6,936,610   15,000  $   150  ($4,370,622)
                                                      ==========  ========  ============  ======  =======  ============

                                                     Subscriptions   Shares    Treasury
                                                      Receivable    Advanced     Stock         Total
                                                      -----------  ----------  ----------  -------------

BALANCE JANUARY 1, 1998                                        -           -           -      ($150,846)

Issuance of common stock for cash                              -           -           -   $    187,800

Issuance of common stock in exchange to related
   party in exchange for $40,000 debt                          -           -           -   $     40,000

HLHK equity at August 12, 1998                                 -           -           -      ($680,317)

Reclassification pursuant to recapitalization                  -           -           -   $          0

Common stock issued to employees                               -           -           -   $          0

Common stock issued to attorney for services                   -           -           -   $          0

Common stock issued in exchange for debt of HLHK
   principal stockholder                                       -           -           -   $    491,198

Issuance of common stock in exchange for
   stockholder loans                                           -           -           -   $    126,644

Compensation to principal stockholder                          -           -           -   $    762,000

Purchase of treasury stock at cost                             -           -     (23,534)      ($23,534)

Net income 1998                                                -           -           -      ($739,974)

                                                      -----------  ----------  ----------  -------------
Balance, December 31, 1998                                     -           -    ($23,534)  $     12,971
                                                      -----------  ----------  ----------  -------------

Equity financing - issuance of common stock for cash           -           -           -   $  1,660,875

Issuance of common stock in exchange for
  consulting and other professional services            (358,325)          -           -   $    880,180

Issuance of common stock acquisition of Immmu and
  Imcel. To be returned per rescission agreement.              -    (925,312)          -   $          0

Issuance of common stock to employees                          -           -           -   $     95,397

Issuance of convertible debentures                             -           -           -   $    250,000

Return of common stock in repayment of debt                    -           -           -      ($400,000)

Issuance of common stock held in escrow to
  secure loan                                                  -           -           -   $    199,813

Issuance of common stock for debt repayment                    -           -           -   $    168,031

Repurchase of treasury stock at cost                           -           -    (116,013)     ($116,013)

Issuance of Preferred Stock                                    -           -           -   $  1,500,040

Net Loss, year to date as of September 30, 1999                -           -           -    ($3,103,791)

                                                      -----------  ----------  ----------  -------------
Balance, September 30, 1999                            ($358,325)  ($925,312)  ($139,547)  $  1,147,503
                                                      ===========  ==========  ==========  =============

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

NOTE  1  -  BASIS  OF  PRESENTATION

     The  accompanying  unaudited  consolidated  financial  statements have been prepared in accordance with generally  accepted  accounting  principles and the rules and  regulations of the  Securities  and Exchange  Commission for interim  financial  information.  Accordingly,  they do not include all the information  and footnotes  necessary for a  comprehensive  presentation of financial position and results of operation.

     It  is  management's   opinion,   however  that  all  material  adjustments
     (consisting  of normal  recurring  adjustments)  have  been made  which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

     For further information, refer to the consolidated financial statements and footnotes  included in the  company's  Form 10-SB,  as amended for the year ended December 31, 1998.

     The financial  statements are presented  without  comparable 1998 quarterly information.  The  Company  was not  publicly  traded in 1998 and  systems, though  adequate to address annual audit needs,  were not in place to allow for extracting reliable quarterly information.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION

     (A)     Revenue  Recognition
             --------------------

     Nutrition  Cafe  charges  a  monthly  membership  fee for  access  to order products at  discounted  prices.  Memberships  are sold on a  pay-as-you-go basis in one month  increments.  Members  choose whether or not to continue their  membership  each month;  no long term  agreements are required.  The membership  fees are  recognized  as  revenue  in the month  they are paid.
     Effective January,  2000, the monthly membership fees have been eliminated.
     Management  believes the  increased  revenues  from  allowing  everyone who visits the site to place  orders will offset the  decrease in revenue  from membership fees.  Revenue for products ordered is recognized and an accrual for  returns is posted  when the  product is  shipped.  To date  returns of products  sold  has  been  immaterial.  We  believe  the  returns  will  be immaterial.  Therefore no accrual  for  estimated  returns  has  been  made for  these  financial statements.

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

     Sales of our products offered through TrimFast, Inc. (weight loss bars, WCW bars,  and  Max  Impact  supplements)  are  sold  utilizing  food  brokers, distributors

     and directly to vendors.  We use brokers and  distributors  to identify new vendors, and all sales are made directly to the vendor with the distributor or broker informed of any sales through their efforts.  Because of this, we ship to, invoice and receive  payments  directly from the end user; and our policy is to record any returns against current sales. Due to the nature of the products offered,  and customers  ordering product  conservatively,  we have experienced no material product returns, and the estimated returns are immaterial.

     Revenue for the Cooler Group is earned  through rental of water coolers and delivery of water.  A contract  is signed for cooler  rental  and/or  water delivery service, and is invoiced monthly. Revenue is recognized for cooler rental each month when  invoiced and for water  service based on usage when delivered.

     (B)     Accounts  Receivable  -  Other
             ------------------------------

             Components  of  A/R  -  Other  is  as  follows:
                   Millennium  -  related  party                        $259,558
                   Cash  from  rescission  of  IMMMU  purchase            50,000
                Stock  held  in  escrow  securing  loan                  199,790
               -------------------------------------------             ---------
                   Other                                                   2,930
                                                                       ---------
                                                                        $512,278
                                                                       ---------

(B)  Accounts  Receivable  -  Other  (Cont'd)
     ----------------------------------------

     On May 26, 1999 the company  placed in an escrow  account  23,000 shares of its' common stock valued at $199,790 to secure the loan to acquire Ice Cold
     Water,  Inc. (See note 7B) The shares will be returned to  authorized  when the loan is satisfied.

     The receivable  from  Millennium  represents cash advances to an affiliated company during the year. The balance at December 31, 1999 is $156,212.

     (C) Inventory
         ---------

     Components  of  inventory  are  as  follows:
       Finished  Goods                                   $  320,296
       ---------------
         Product  Components                                 56,974
                                                         ----------
              Total                                      $  377,270
                                                         ----------

     The Company performs periodic  inspections of inventory to identify expired or obsolete items. Any merchandise,  which has past its expiration date, or has been deemed  obsolete by  management,  is removed  from  inventory  and written off.

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

     NOTE 2 - SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES AND  ORGANIZATION  -
     (CONT'D)

     (D) Advertising Costs
         ------------------

     Advertising  costs are  expensed  as  incurred  unless a direct  measurable response  exists.  All  advertising  related costs have been  recognized as expense in these Interim Financial Statements.

     (E) Software Development
        ---------------------

     The Company has contracted  with an outside  software  development  firm to develop  software  that  runs the  website  for  Nutrition  Cafe. All costs associated with the development of the software have been capitalized while any costs associated with content have been expensed.

NOTE  3  -  ACQUISITION  OF  BUILDING

     On July 30, 1999 the Company  exercised its option to purchase the facility located  at 2555  Blackburn  Street,  Clearwater,  FL for  $1,200,000.  The
     property  is used as the  sales,  storage  and  distribution  facility  for
     Nutrition  Cafe, Inc.  The funds  were  raised  through  the sale of 15,000 shares of Class A Preferred  Stock and 223,681  warrants to purchase common stock. (See Note 6)

NOTE  4  -  WCW  LICENSE  AGREEMENT

     On June  2,  1999  the  Company  signed  a  license  agreement  with  World
     Championship  Wrestling,  Inc (WCW) to  utilize  certain  names,  likeness,
     characters,   trademarks   and/or   copyrights  in   connection   with  the
     manufacture,  distribution,  advertising,  promotion  and  sale of  certain articles of merchandise.

     The  license  extends  through  December  2002.  The  agreement  includes a non-refundable  advance of $50,000 which,  has been  capitalized as prepaid expense and
     will be amortized over the life of the agreement.  Terms of  the  agreement include a royalty payment of 6% of net sales with the following guarantees:

     $100,000     Due  No  Later  Than     12-31-99
     $100,000     Due  No  Later  Than     6-30-00
     $100,000     Due  No  Later  Than     9-30-00
     $100,000     Due  No  Later  Than     12-31-00
     $100,000     Due  No  Later  Than     6-30-01

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

NOTE  5  -  CONVERTIBLE  DEBENTURE

     On June 14, 1999 the Company issued $1,000,000 in Convertible Debentures in exchange for $1,000,000 in cash. The agreement, which contains a beneficial conversion  feature,  stipulates that the debentures may be converted as of the closing  date at the lower of $8.50 or 80% of the fair market  value of the common stock on the  conversion  date  resulting in the  recognition of
     $250,000 interest expense at closing.

     The  Company  accounts  for the  debentures  in  accordance  with EITF 98-5
     "Accounting for Convertible  Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Accordingly, the Company has
     allocated a portion of the proceeds to additional  paid-in capital equal to the  intrinsic  value of the features as computed on the  commitment  date, resulting in recognition on the closing date of $250,000 interest expense.

NOTE  6  -  EQUITY  TRANSACTIONS

SALE OF COMMON STOCK
--------------------

On July 13, 1999 we issued  155,000 restricted  shares of common stock issued to
Aryeh Trading for $4.00 each, and the shares were not purchased for distribution
or resale by Aryeh.   Under agreements dated  October 22, 1999  and  November 10,
1999 the Company is obligated to repurchase these shares. To date  none  of  the
155,000 shares have been repurchased.(See Note 9.) See Part II, Item 3, entitled
"Legal Proceedings."

SALE  OF  PREFERRED  STOCK  AND  WARRANTS
-----------------------------------------

The following shares were issued in consideration other than cash:

Pursuant to various  agreements we issued the following shares of our restricted common stock:

On July 7, 1999,  we issued  10,000  shares of our common  stock in exchange for
Legal  Services  rendered for the Company.  On July 19, 1999,  we issued  30,000 shares of our common stock for consulting  services rendered to the Company.  In
July  1999 we  received  50,000  shares of our  common  stock  from a  principal stockholder  in exchange  for $400,000  owed to the  company.  These shares were issued  pursuant  to Section  4(2) of the  Securities  Act of 1933.  We believed section  4(2)  was  available  because  there  was no  general  solicitation  or advertising  used in connection  with the offering and the  transaction  did not involve a public offering.

On August 3, 1999,  we issued  10,000  share of our common stock in exchange for
Business   Consulting  Services  and  10,000  shares  of  our  common  stock  in consideration  for Legal  Services  rendered to the  Company.  These shares were issued  pursuant  to Section  4(2) of the  Securities  Act of 1933.  We believed section  4(2)  was  available  because  there  was no  general  solicitation  or advertising used in connection with the offering and the transaction did not involve a public offering.

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

The  aforementioned issuances and sales were made in reliance upon the exemption from  registration  contained  in Section 4(2) of the Act. The purchasers of the securities  described  above  acquired them for their own account and not with a view  to  any  distribution  thereof  to  the public. The shares which have been issued  pursuant  to  Section 4(2), bear legends stating that the securities may not  be  offered,  sold  or  transferred  other  than  pursuant  to an effective
Registration  Statement  under  the  Act, or an exemption from such registration requirements.  The  Registrant  will  place  stop transfer instructions with its transfer  agent  with  respect  to  all  such  securities.

The  Company entered into several consulting agreements with various individuals whereby  the  Company  was  to  be provided with advice with regard to corporate strategy  and  business  development  including  targeting  of acquisitions. The
Company  advanced the consultants 490,000 shares in 1999 but minimal services as anticipated  in the consulting agreements were performed in 1999 and no services were  performed  in  1998.  Therefore on June 30, 1999 the consulting agreements were  rescinded and the Company offered the consultants the restricted shares at a  price  of $0.25 per share resulting in a subscription receivable. The Company expects  to  receive  the  payment  in  the  form of invoices for prior services rendered  under  the  rescinded  consulting  agreements.  As of the date of this report  invoices for $15,625 has been received. When an invoice is received, the
Company  recognizes  consulting  expense for all shares issued based on the fair market  value  of  the  stock  on  the  grant  date.

In  July 1999, we issued 15,000 Class A convertible preferred shares and 223,881 warrants.  Cranshire  Capital  purchased  5,000  preferred  shares  and  74,627 warrants  for  consideration of $300,010.  Dotcom Fund purchased 3,000 preferred shares  and  44,776  warrants  for consideration of $500,010. Keyway Investments purchased  5,000  preferred  shares  and  74,627  warrants  for $500,010. Robert
Productions,  Inc.  purchased  2,000  preferred  shares  for  consideration  of
$200,010.  The  warrants  are  exercisable at any time until July 16, 2002 at an exercise price of $10.00 per warrant. The Company relied upon the exemption from registration  provided  in Section 4(2) of the Act. We believed section 4(2) was available  for  the  issuance of the preferred shares and warrants because there was  no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering. As a result of accounting for  the  beneficial conversion feature, the Company charged a $375,011 dividend to  retained  earnings  on  the  issuance  date.  (See  Note  3)

During  the  period ended September 30, 1999 the Company issued 108,000 warrants
(i.e.,  stock options) to certain consultants and other service providers of the
Company.

The  Company applies SFAS 123 for warrants and options issued to consultants and other  service  providers.  For  financial statement disclosure purposes and for purposes  of  valuing  these  stock options, the fair market value of each stock option  granted  was  estimated  on  the  date  of grant using the Black-Scholes
Option-Pricing  Model  in  accordance  with  SFAS  123  using  the  following weighted-average  assumptions:  expected  dividend  yield 0%, risk-free interest rate  of  5.3%,  volatility  70%  and  expected  term of one year.  Accordingly, professional  and  consulting  fees  of

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

$413,780  was charged to operations in 1999.  The deferred tax asset of $140,685 resulting from the professional and consulting fees of $413,780 was fully offset by  a  valuation  allowance  at  December  31,  1999.

A  summary  of  the  options  issued  to consultants as of September 30, 1999 is presented  below:

                                                  Weighted
                                     Number of     Average
                                      Options   Exercise Price
                                    --------------------------

Stock Options

Balance at beginning of period                -  $   -
Granted                                 108,000  $4.55
Exercised                                     -      -
Forfeited
                                              -  $   -
                                    -----------  ------------
Balance at end of period                108,000  $4.55
                                    ===========  ============
Options exercisable at end of period    108,000  $4.55

Weighted average fair value of options
 granted during the period              108,000  $3.83

The  following  table  summarizes information about stock options outstanding at
September  30,  1999:

                             Options Outstanding                     Options Exercisable
----------------------------------------------------------------------------------------
                                             Weighted                 Number
                            Number           Average    Weighted   Exercisable  Weighted
Range Of                Outstanding At      Remaining    Average       At        Average
Exercise                September 30,      Contractual  Exercise    September   Exercise
Price                        1999             Life        Price     30, 1999      Price

$               4.00          68,000         0.67 Years  $    4.00     68,000     $ 4.00

$        4.00 - 7.00          40,000         0.46 Years  $    5.50     40,000     $ 5.50
                      --------------------               ---------               ---------
                             108,000         0.59 Years  $    4.55    108,000  $    4.55

NOTE  7  -  ACQUISITIONS
------------------------

(A)     Acquisitions  of  Subsidiaries  and  Subsequent  Rescission
        -----------------------------------------------------------

     On March 18, 1999 the Company  acquired  IMMMU,  Inc.  ("IMMMU") and IMMCEL
     Pharmaceuticals,  Inc.  ("IMMCEL"),  two companies  related  through common stockholders,  in a transaction accounted for as a purchase. Under terms of the  agreement,  235,000 shares of the Company's  common stock,  $50,000 in cash and an option agreement for shares of

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

     the  Company's  common  stock  exercisable  based  on  stipulated   Company
     performance  criteria were exchanged for all of the issued and  outstanding capital stock of IMMMU and IMMCEL. Subsequently, the Company entered into a rescission  agreement of the  purchase.  Activity from IMMMU and IMMCEL are not part of these  consolidated  statements.  The common  stock  shares are recorded as "Common Shares Advanced" and deducted from  stockholder  equity and the $50,000 is recorded in  Accounts  Receivable  - Other.  The Company incurred a loss of $94,225 from  operating the companies  during 1999 which is recorded in Accounts Receivable - Other with a reserve for 100% recorded as bad debt.

    (B)     Asset  Accumulation
            -------------------

     On May 24, 1999 the Company  acquired certain assets of Ice Cold Water Co.,
     Inc.  ("ICW")  including  certain  receivables,   inventory,  property  and
     equipment,  a  customer  list and the name "Ice Cold  Water"  and all other intellectual  property rights  associated with the name. Under terms of the agreement,  the  Company  acquired  the  assets  for  $20,000 in cash and a
     $100,000  promissory  note at 8.5% per annum  which is due in four  monthly installments  of $25,000 plus accrued  interest,  commencing June 10, 1999.
     23,000  shares of the  Company's  common  stock were  reserved in an escrow account  to be  released  to ICW in the case of default  of  payments.  The
     Company  then formed a new  subsidiary,  The Cooler  Group and  transferred these  assets  into it. A balance  of  $30,406  remains  outstanding  as of
     September 30, 1999.

NOTE  8  -  LITIGATION
----------------------

In 1999 the Company initiated a legal proceeding against a former major customer to  collect  amounts  receivable  from  that  customer aggregating approximately
$535,000 at December 31, 1998.  Such receivable related to products sold to that customer  during  1998  that were voluntarily recalled by the Company, but never returned by the customer. As of December 31, 1998, it was management's assertion with  regard  to  this  matter  that since the product was never returned to the
Company,  and  is  believed  to  have  been resold by the customer, a successful outcome  in favor of the Company was possible. The Company has therefore written off  $267,240  or fifty percent of the total receivable as of December 31, 1998.
Subsequent to the date of these financial statements, management does not expect to  receive any further payments of this customer and therefore decided to write off  the  balance  reduced  by  payments  received  during  January,  1999.

In  early  1999,  pursuant  to  a  voluntary  arrangement with the Food and Drug
Administration, the Company's product, Revivarant, was recalled and removed from sale.  Since  the time of the recall, the Company has been subject to five known lawsuits and an additional three consumer-protection claims relating to consumer use  of  the  product.  As  of  the  date  of  this report, only one lawsuit has specified  a  dollar  amount,  that  being, $400,000 of compensatory damages and
$350,000  of punitive damages.  All lawsuits have been referred by management to the  insurance carrier of our third party manufacturer, however, the Company has received  notice  from  the  insurance  carrier  denying all claims.  Management intends  to  contest  the claim denials.  The Company obtained its own insurance policy in May 1999 and believes it would not be covered under its own policy for these  prior

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

occurrences.  With  regard to any punitive damage claims, the Company intends to vigorously  oppose  any  factual  basis for imposition of punitive damages based upon  research  and  efforts  made  prior  to the distribution of the Revivarant product  to  determine  its  safety.  The Company's management and outside legal counsel are unable to evaluate and determine the likely outcome of each cause of action.  Accordingly,  pursuant  to  the  Financial  Accounting Standards Board,
Statement  of  Financial  Accounting  Standards No.  5, no liabilities have been accrued  as  of  September  30,  1999 relating to the above matters.  Any future liabilities required to be recorded pursuant to SFAS 5 will be recorded gross of any  expected  insurance  recovery pursuant to SAB5:Y.  Any judgment or claim in favor  of  a  claimant  could have a materially adverse effect on our results of operations,  our  financial  condition  and  liquidity, including that we may be unable  to  continue  in  business.

The  Company  is  subject  to  a  cause  of  action seeking damages and specific performance of an agreement to purchase stock.  The Agreement called for certain shares  of  stock  to  be  sold  pursuant  to a letter agreement.  The Complaint contains  seven  counts  alleging  cause  of  action  for  specific performance, equitable  relief,  fraud,  civil theft damages, and lost profits.  Discovery is beginning  and settlement discussions have been on going.  The Company is unable to  assess  the  likely  outcome  of  this  suit  at  this  time.

An  action  has  been  commenced  against  the  Company,  by  a former principal stockholder,  and  other  parties  alleging  that 600,000 shares of the Company, previously  owned  by the former principal stockholder, were improperly canceled by  the  Company  while still validly owned by the Plaintiff.  The Plaintiff has demanded the removal of the stop transfer order from their share certificates or alternatively  the  Company  re-issue  new  share  certificates. The action also alleges  a  consulting  agreement  for  which  the  Company has not tendered the required  consideration  of  270,000  shares of the Company's common stock.  The action  also  seeks  $100,000  for  breach  of fiduciary duty and $10,000,000 in punitive  damages.  An  adverse  judgment  may  have  an  adverse  affect on the
Company's  results  of  operations  and  financial  condition.

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

The  Company  is  subject  to  various other lawsuits, investigations and claims primarily  relating  to  amounts  due  to  vendors  which,  in  the  opinion  of management,  arise  in  the  normal  course  of  conducting  Company  business.
Appropriate  amounts  have been accrued at September 30, 1999. In the opinion of the  Company's  management,  after  consultation with outside legal counsel, the ultimate  disposition  of  such remaining proceedings will not have a materially adverse  effect  on  the  Company's  consolidated  financial  position or future results  of  operations.

NOTE  9  -  SUBSEQUENT  EVENTS
------------------------------

A.     Contributed  Capital

On February 1, 2000 Michael Muzio contributed 500,000 shares of restricted stock to  the Company. The shares were valued at the $7.50 based on the quoted trading price  on  the  date  of  contribution.

B.  Acquisition  of  Nutrition  Clubstores,  Inc.

On  March  20,  2000 we acquired from Nutrition Superstores.com, Inc. all of the issued  and  outstanding  shares of common stock in its wholly owned subsidiary,
Nutrition  Clubstores,  Inc.  The  purchase price was $150,000 cash plus 570,000 shares  of  our  common  stock  valued  at  $4.80 per share based average quoted trading  price  a  few days before and after the announcement of the transaction based  on  EITF  95-19  for  a  total  of $2,886,000.  In addition, for a period beginning  three  months  following  the  Closing and continuing for a period of twelve  months  thereafter,  the  Seller  shall receive a royalty equal to three percent  (3%)  of  the gross sales generated by the kiosks operated by Nutrition
Clubstores, Inc.    The number of shares issuable to the Seller of the Nutrition
Clubstores,  Inc.  is  subject  to  adjustment  based upon the audited financial statements,  which  are  to  be provided by the sellers of Nutrition Clubstores,
Inc.  To  the  extent that the Nutrition Clubstores audited financial statements for  February  28, 2000 show a net worth which is less than 85% of the unaudited financial statements, for every $5.00 reduction or portion thereof in net worth,
Seller  shall  be  entitled  to  receive  one  less  share  of  common  stock.

The  acquisition will be accounted for under the purchase method. Subject to the completion  of  the  Nutrition  Clubstores  audit,  we anticipate allocating the purchase  price of this acquisition as follows: inventory $410,885, fixed assets
$367,848,  goodwill  $2,335,004  accounts  payable  $162,422  and  notes payable
$65,315.

The  goodwill  balance will be amortized over 60 months. The Company will review the audited financial statements when received and adjust our books accordingly.

The  $150,000  cash  used  in the acquisition was advanced to the Company by the principal  stockholder.  We believe the acquisition of Nutrition Clubstores will have an immediate positive impact on the Company's cashflows and revenue stream.
Prior  to  our  acquisition,  Nutrition  Clubstores  had  a negative cashflow of approximately $10,000 per month. However, during our analysis of the company, we identified  several  areas  where  we  believe  they  were  operating

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

inefficiently  and  implemented these changes immediately upon closing the deal.
Based  on  our  changes  Nutrition  Clubstores  had  a  positive  cashflow  of approximately  $5,000  for  the  eleven  days  we  owned  it  in  March. We have continued  to  implement  other  cost  cutting  measures including promoting our products  in  each  location  to  increase  margins  and  further changes to the management  structure  in  each  location  which should continue to increase the positive  cashflow  each  month.

C.  Convertible  Debenture.

On April 25, 2000 the Company  entered into a  convertible  debenture  agreement with Gibralt  U.S.,  Inc. a Colorado  Corporation  and FAC  Enterprises,  Inc. a
Pennsylvania  Corporation  for a total of  $3,000,000  due July  13,  2001  with interest  at 12%.  The  proceeds  will be  used  to  open  additional  Nutrition
Clubstores  and produce and air the  commercial  spots for our WCW Ultra  Energy
Bars. On April 28, 2000 the first $1,000,000 was wired to our account.

D.  Common Stock Redemption Agreement with Aryeh Trading

As of  July  13,  1999  we had issued 155,000 restricted  shares of  our common stock for $4.00 each to Aryeh Trading.  On October 22, 1999 the Company entered into  a  stock  repurchase  agreement  with  Aryeh  Trading where we  agreed to repurchase the 155,000 shares at $8.25.Our intent was to repurchase these shares at the market value for cash.  The agreement sets out a schedule for repurchase and the shares were to be fully repurchased by December 15, 1999. If the shares were not repurchased by December 15th the Company agreed to a  $0.25  per share premium for each two weeks subsequent to December  15th.  On November  10, 1999 the  Company  entered  into  an  agreement  with  Aryeh  Trading  to modify the repurchase  schedule.  This  agreement calls  for the Company to repurchase all shares before January 25, 2000. Any shares not repurchased by  January 25th are subject to a $0.25 per share per month premium. As additional security,  in the
November 10th agreement we pledged our warehouse facility located in Clearwater,
Florida as security against the October 22,1999 purchase agreement.Our original commitment was at $8.25 per share. As of December 31,1999, we recorded a charge to  additional  paid-in  capital  for  the  October  22, 1999  stock repurchase commitment for the 155,000 shares at $8.50 per share.  As of July 25, 2000, the repurchase price had increased by $1.25  since December  31,  1999 to $9.75 per share. The additional $1.25, plus increases  thereafter,  is or will be treated for financial reporting purposes as an expense rather as a reduction of paid-in capital.  Redemption  accruals or payments will not be treated as an expense for tax  purposes.  To date,  we have not repurchased any of the 155,000 shares. The relevant agreements are filed as Exhibits with Amendment No. 4 to the Company's
Form 10-SB filed on June 6, 2000. See Part II. Item 2."Legal Proceedings-Breach
of Contract."

E.  Goelo Litigation

A  lawsuit  filed  against  the  Company, its Chief Executive Officer, principal
stockholder   and   certain   affiliates  demanded  in  excess  of  $790,000  in
compensatory  and  punitive  damages,  alleged  that the plaintiff had purchased approximately  22,000  shares  of  the  Company's common stock for approximately
$77,000, but had not received  the  same. Francois  Goelo  had filed this action in Hillsboro County Circuit Court (Case  No.  00-1444)  against  TrimFast  Group,
Inc., Michael Muzio and certain other  parties  in  connection with alleged non-
delivery of  22,000  shares of TrimFast  and  100,000  shares of common stock of
Sierra Holdings Group. The complaint,was a multi-count  complaint  and  included counts for  breach of  contract, specific performance,  fraud  and  civil  theft.
The  complaint  alleged that a total of $95,750 ($77,000 for the TrimFast shares)
was  delivered  as per the instructions of  Mr.  Muzio.  The  shares  of  common stock  that had  not been delivered to Mr. Goelo, as  Mr.  Muzio has advised the
Company, were shares of common stock personally owned by Mr.Muzio. The Plaintiff sought  delivery  of  the  shares of common stock pursuant  to the agreement and sought compensatory and punitive damages in excess of $790,000.  On May  3, 2000 plaintiff offered to settle this matter whereby Mr.  Muzio would pay $95,750 and transfer to the plaintiff 20,000 shares of TrimFast common stock.  In  addition, the  settlement  offer  provided  that  the  parties  will  enter  into  a joint stipulation for d ismissal of the action and execution of a general release.  We subsequently signed a written settlement agreement with Mr. Goelo and Mr. Muzio, and Mr.  Goelo has released the other parties, including the  Company,  from all liabilities  or  obligations.  As  part of this  settlement,  the litigation was dismissed  and the  Company was not required to  make any  payment, or give any shares, to Mr. Goelo.

TRIMFAST GROUP, INC. AND SUBSIDIARIES
                      -------------------------------------
                              FINANCIAL STATEMENTS
                              --------------------
                             AS OF DECEMBER 31, 1998
                             -----------------------
                            (CONSOLIDATED)  AND 1997
                            ------------------------

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES

                                    CONTENTS
                                    --------

PAGES   1 - 2  INDEPENDENT AUDITORS' REPORT

PAGE           CONSOLIDATED BALANCE SHEET
            3  AS OF DECEMBER 31, 1998

               STATEMENTS OF OPERATIONS FOR THE YEAR ENDED
               DECEMBER 31, 1998 (CONSOLIDATED) AND FOR THE
               PERIOD FROM APRIL 27, 1997 (INCEPTION TO
PAGE        4  DECEMBER 31, 1997

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR
               THE YEAR ENDED DECEMBER 31, 1998 (CONSOLIDATED)
               AND FOR THE PERIOD FROM APRIL 27, 1997
PAGE        5  (INCEPTION) TO DECEMBER 31, 1997

               STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED
               DECEMBER 31, 1998 (CONSOLIDATED) AND FOR THE
               PERIOD FROM APRIL 27, 1997 (INCEPTION) TO
PAGES   6 - 7  DECEMBER 31, 1997

               NOTES TO FINANCIAL STATEMENTS AS
PAGES  8 - 24  OF DECEMBER 31, 1998 AND 1997

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To  the  Board  of  Directors  of:
  Trimfast  Group,  Inc.

We have  audited the  accompanying  balance  sheet of TrimFast  Group,  Inc. and
Subsidiaries as of December 31, 1998  (consolidated)  and the related statements of operations, changes in stockholders' equity and cash flows for the year ended
December  31,  1998  (consolidated)  and for the  period  from  April  27,  1997
(inception)  to  December  31,  1997.   These   financial   statements  are  the
responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We  conducted  our  audits  in  accordance  with  generally  accepted  auditing standards.  These  standards  require  that  we  plan  and perform the audits to obtain  reasonable  assurance about whether the financial statements are free of material  misstatement.  An  audit includes examining, on a test basis, evidence supporting  the  amounts  and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made  by  management,  as  well  as  evaluating  the overall financial statement presentation.  We  believe  that  our  audits provide a reasonable basis for our opinion.

In  our  opinion,  the financial statements referred to above present fairly, in all  material  respects,  the  financial  position  of  TrimFast Group, Inc. and
Subsidiaries  as  of  December  31, 1998 (consolidated) and the results of their operations  and  their  cash  flows  for  the  year  ended  December  31,  1998
(consolidated)  and  for  the period from April 27, 1997 (inception) to December
31,  1997  in  conformity  with  generally  accepted  accounting  principles.

As more fully described in Note 14,  subsequent to the issuance of the Company's
1998  consolidated  financial  statements  and our report thereon dated June 10,
1999 (except for Notes 13(G),  13(H),  13(D),  7(C), 13(B) and 13(A) as to which the dates are June 14, 1999,  July 16, 1999,  July 30, 1999,  November 29, 1999,
October 22, 1999 and October 23,  1999,  respectively,  we became aware that the
1998  consolidated  financial  statements did not include certain non-cash stock based compensation  expense. In our original report, we expressed an unqualified opinion on the 1998 consolidated  financial  statements,  and our opinion on the
revised  consolidated   financial  statements,   as  expressed  herein,  remains
unqualified.

     WEINBERG  &  COMPANY,  P.A.

Boca  Raton,  Florida
June  10,  1999  (Except  for  Notes  13(G),  13(H),  13(D),  7(C),
 13(B),  13(A),  paragraphs  2  and  3  of  Note  7(D) and Note 8(C) as to which the  dates  are  June  14,  1999,  July  16,  1999,  July  30,  1999,
 November  29,  1999,  October  22,  1999  and  October  23,  1999,
 March  10,  2000  and  April  27,  2000,  respectively.)

                                        1
                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                -----------------

                                     ASSETS
                                     ------

CURRENT ASSETS
 Cash                                                          $105,641
 Short-term investments                                          15,297
 Accounts receivable                                            357,889
 Due from employees                                               5,800
 Inventory                                                      188,737
                                                              ----------
   Total Current Assets                                         673,364
                                                              ----------

PROPERTY AND EQUIPMENT - NET                                     33,403

OTHER ASSETS
 Due from affiliate                                               5,945
 Rent deposit                                                    10,619
 Cash surrender value of life insurance                           8,107
                                                              ----------
   Total Other Assets                                            24,671
                                                              ----------
TOTAL ASSETS                                                   $731,438
============                                                  ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
                  ------------------------------------

CURRENT LIABILITIES
 Accounts payable and accrued expenses                         $625,767
 Notes and loans payable                                         72,100
 Income taxes payable                                            20,600
                                                              ----------
   Total Current Liabilities                                    718,467
                                                              ----------
TOTAL LIABILITIES                                               718,467
                                                              ----------
STOCKHOLDERS' EQUITY
 Preferred Stock, Class A, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                     -
 Preferred Stock, Class B, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                     -
 Common stock, $0.001 par value; 100,000,000
  shares authorized; 2,260,775 shares issued
  and outstanding                                                 2,260
 Common stock to be issued (77,881 shares)                           78
 Additional paid-in capital                                     925,987
 Accumulated deficit                                           (891,820)
 Less cost of treasury stock (5,500 shares)                     (23,534)
                                                              ----------
   Total Stockholders' Equity                                    12,971
                                                              ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 731,438
========================================================================

                 See accompanying notes to financial statements.

                                        2

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                      (INCEPTION) THROUGH DECEMBER 31, 1997
                       ------------------------------------

(CONSOLIDATED)
                                                        1998        1997
                                                    -----------  -----------

NET SALES                                           $1,925,332      $22,338

COST OF SALES                                          567,472        9,625
                                                    -----------  -----------
GROSS PROFIT                                         1,357,860       12,713
                                                    -----------  -----------
OPERATING EXPENSES
 Executive compensation                                963,077       31,633
 Salaries                                               20,696            -
 Commissions                                            41,700            -
 Depreciation expense                                   10,498          230
 Professional fees                                      49,511        9,245
 Bad debt expense                                      503,839       11,226
 Selling, general and administrative expenses          423,289       92,565
 Travel and entertainment                               64,187       19,660
                                                    -----------  -----------
    Total Operating Expenses                         2,076,797      164,559
                                                    -----------  -----------

LOSS FROM OPERATIONS                                  (718,937)    (151,846)
                                                    -----------  -----------
OTHER INCOME (EXPENSE)
 Realized gain on sale of trading securities - net       1,905            -
 Unrealized gain on trading securities - net               922            -
 Interest expense                                       (3,264)           -
                                                    -----------  -----------
    Total Other Income (Expense)                          (437)           -
                                                    -----------  -----------

LOSS BEFORE INCOME TAXES                              (719,374)    (151,846)

FEDERAL AND STATE INCOME TAXES                          20,600            -
                                                    -----------  -----------
NET LOSS                                           $  (739,974)  $ (151,846)
                                                    ===========  ===========

NET LOSS PER COMMON SHARE:
    BASIC AND DILUTED                              $     (0.43)  $    (0.12)
                                                    ===========  ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
    BASIC AND DILUTED                                1,710,860    1,286,625
                                                    ===========  ===========

                 See accompanying notes to financial statements.
                                        3

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEAR ENDED DECEMBER 31, 1998 (CONSOLIDATED)
               AND FOR THE PERIOD FROM APRIL 27, 1997 (INCEPTION)
                              TO DECEMBER 31, 1997
                              --------------------

                                              COMMON STOCK AND
                                               COMMON STOCK TO      ADDITIONAL
                                                  BE ISSUED          PAID-IN   ACCUMULATED  TREASURY
                                            SHARES        AMOUNT     CAPITAL     DEFICIT     STOCK            TOTAL
------------------------------------------------------------------------------------------------------------------------

Issuance of common stock                   1,286,625  $   1,287   $   (287)   $     -     $         -       $   1,000

Net loss 1997                                   -             -          -      (151,846)           -        (151,846)
------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                 1,286,625      1,287       (287)     (151,846)           -        (150,846)

Issuance of common stock for cash             63,924         64    187,736          -               -         187,800

Issuance of common stock to related
 party in exchange for $40,000 debt           19,500         19     39,981          -               -          40,000

Recapitalization:

 HLHK equity at August 12, 1998              817,749        818    441,083     (1,122,218)          -        (680,317)

 Reclassification pursuant to
  recapitalization                              -             - (1,122,218)      1,122,218          -               -

Common stock issued to employees                 500          -          -               -          -               -

Common stock issued to attorney
 for services                                  5,000          5         (5)              -          -               -

Common stock issued in exchange
 for debt of HLHK principal stockholder       75,000         75    491,123               -          -         491,198

Issuance of common stock in exchange
 for stockholder loans                        70,358         70    126,574               -          -         126,644

Compensation to principal stockholder           -             -    762,000               -          -         762,000

Purchase of treasury stock at cost              -             -          -               -    (23,534)        (23,534)

Net income 1998                                 -             -          -        (739,974)         -        (739,974)
------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998                 2,338,656     $2,338  $ 925,987       $(891,820)  $(23,534)     $   12,971
========================================================================================================================

     See  accompanying  notes  to  financial  statements.

                                        4

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                        (INCEPTION) TO DECEMBER 31, 1997
                        --------------------------------

                                               (CONSOLIDATED)
                                                     1998      1997
--------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                         $(739,974)  $(151,846)
 Adjustments to reconcile net income
  to net cash provided by (used in) operating
  activities:
  Depreciation                                        10,498          230
  Bad debt expense                                   503,839       11,226
  Unrealized gain on short-term investments             (922)        -
  Stock based compensation                           762,000         -
Changes in operating assets and liabilities
(Increase) decrease in:
  Accounts receivable                               (856,839)    (16,115)
  Inventory                                         (165,038)    (23,699)
 Increase (decrease) in:
  Accounts payable and accrued expenses              496,181      14,873
  Income taxes payable                                20,600        -
--------------------------------------------------------------------------
   Total adjustments                                 770,319     (13,485)
--------------------------------------------------------------------------
   Net cash provided by (used in) operating
    activities                                        30,345    (165,331)
--------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Short-term investments                              (14,375)       -
 Advances to employees                                (5,800)       -
 Purchases of property and equipment                 (37,821)     (5,711)
 Advances to affiliate                                (5,945)       -
 Rent deposit                                         (8,119)     (2,500)
 Cash surrender value of life insurance               (8,107)       -
--------------------------------------------------------------------------
  Net cash used in investing activities              (80,167)     (8,211)
--------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholder/officer                          (18,436)     150,200
 Due to related party                                   -          40,000
 Proceeds from borrowings                               1,975        -
 Proceeds from issuance of common stock               177,800       1,000
 Purchase of treasury stock                           (23,534)       -
--------------------------------------------------------------------------
  Net cash provided by financing activities           137,805     191,200
--------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                  87,983      17,658

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR          17,658        -
--------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR           $105,641        $17,658
==========================================================================

                 See accompanying notes to financial statements.

                                        5
                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                        (INCEPTION) TO DECEMBER 31, 1997
                        --------------------------------

  SUPPLEMENTAL  DISCLOSURE  OF  NON-CASH  INVESTING
  -------------------------------------------------
   AND  FINANCING  ACTIVITIES:
  ----------------------------

     On August 12, 1998 HLHK World Group,  Inc.  acquired one hundred percent of the issued and outstanding common stock of Trimfast,  Inc. in a transaction accounted for as a  recapitalization  of Trimfast,  Inc. HLHK  subsequently changed its name to Trimfast Group, Inc. (See Note 12)

     On August  12,  1998,  concurrent  with the HLHK stock  exchange  discussed above,  the prior  principal  stockholder of HLHK received 75,000 shares of common stock in exchange for $491,198 of amounts owed to him by HLHK.

     Effective December 1998, the principal stockholder of the Company exchanged
     $126,644  of loans due to him and his  wholly-owned  affiliates  for 70,357 shares of common stock of the Company valued at a market price of $1.80 per share  based upon the  trading  price of the common  stock at the  exchange date.

     During July 1998,  the Company  issued  19,500 shares of common stock to an individual  related  party  in  exchange  for a  loan  payable  of  $40,000 resulting in a price paid per share of $2.05 at the exchange date.

                 See accompanying notes to financial statements.

                                        6

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION
-----------------------------------------------------------------------------

     (A)  Description  of  Business
     ------------------------------

     Trimfast  Group,  Inc.  (the Company)  formerly  known as HLHK World Group,
     Inc.(HLHK) is a Nevada corporation that through its subsidiaries, develops, markets and sells dietary supplements. The Company's subsidiaries Trimfast,
     Inc. and Body Life Sciences, Inc. were incorporated in the State of Florida on April 28, 1997 and September 4, 1998,  respectively.  Trimfast,  Inc. is considered a predecessor pursuant to the acquisition discussed below.

     On August 12, 1998 HLHK World Group,  Inc.  acquired one hundred percent of the issued and outstanding common stock of Trimfast,  Inc. in a transaction accounted for as a  recapitalization  of Trimfast,  Inc. HLHK  subsequently changed its name to Trimfast Group, Inc. (See Note 12).

     (B)  Basis  of  Presentation  and  Principles  of  Consolidation
     ----------------------------------------------------------------

     The 1998 consolidated financial statements include the accounts of Trimfast
     Group,  Inc. and its  subsidiaries  Trimfast,  Inc. and Body Life Sciences,
     Inc.  All  significant  intercompany  balances and  transactions  have been eliminated in  consolidation.  The 1997  financial  statements  include the accounts of Trimfast, Inc., the predecessor company.

     (C)  Use  of  Estimates
     -----------------------

     In preparing  financial  statements in conformity  with generally  accepted accounting  principles,  management  is  required  to  make  estimates  and assumptions  that affect the reported amounts of assets and liabilities and the  disclosure of  contingent  assets and  liabilities  at the date of the financial  statements and revenues and expenses during the reported period.
     Actual results could differ from those estimates.

     (D)  Cash  and  Cash  Equivalents
     ---------------------------------

     For purposes of the cash flow statement,  the Company  considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

     (E)  Short-Term  Investments
     ----------------------------

     The Company's  policy is to invest in various  equity or debt  instruments.
     The Company  accounts for such  investments in accordance with Statement of
     Financial  Accounting Standards No. 115 "Accounting for Certain Investments
     in Debt and Equity Securities." ("SFAS 115")

     Management determines the appropriate  classification of its investments at the time of acquisition and reevaluates such  determination at each balance

     sheet date.  Trading  securities are carried at fair value, with unrealized
     trading   gains  and  losses   included  in  earnings.   Available-for-sale
     securities are carried at fair value, with unrealized gains and losses, net
     of  tax,  reported  as  a  separate  component  of  stockholders'   equity.
     Investments  classified as held-to-maturity  are carried at amortized cost.
     In determining  realized gains and losses,  the cost of the securities sold is based on the specific identification method.

     (F)  Inventories
     ----------------

     Inventories  consist  principally  of  consumable  finished  goods  and raw materials  and are  stated  at lower of cost or  market  determined  on the first-in,  first-out method. The Company performs an inventory review on an annual  basis and  disposes of any  inventory  that is past its  expiration date. The related inventory value is written down accordingly.

     (G)  Property  and  Equipment
     -----------------------------

     Property and equipment are stated at cost, less  accumulated  depreciation.
     Expenditures  from  maintenance  and  repairs  are  charged  to  expense as incurred.  Depreciation  is  provided  using the  double-declining  balance method  over the  estimated  useful  life of the assets  from five to seven years.

     (H)  Revenue  Recognition
     -------------------------

     The Company recognizes income from sale of products at the time of delivery.

     (I)  Income  taxes
     ------------------

     The  Company  accounts  for income  taxes  under the  Financial  Accounting
     Standards  Board  Statement  of  Financial  Accounting  Standards  No. 109.
     "Accounting for Income Taxes"  ("Statement  No. 109").  Under Statement No.
     109,  deferred tax assets and liabilities are recognized for the future tax consequences  attributable to differences  between the financial  statement carrying  amounts of existing assets and  liabilities and their  respective tax bases.  Deferred tax assets and  liabilities are measured using enacted tax rates  expected to apply to taxable  income in the years in which those temporary  differences  are  expected to be  recovered  or  settled.  Under
     Statement  109,  the effect on  deferred  tax assets and  liabilities  of a change in tax rates is recognized in income in the period that includes the enactment date.

     (J)  Earnings  Per  Share  Data
     -------------------------------

     Basic net income (loss) per common share is computed  based on the weighted average common shares  outstanding  and diluted net income per common share is computed based upon the weighted  average common shares and common stock equivalents  outstanding  during  the  year  as  defined  by  Statement  of

     Financial  Accounting  Standards,  No. 128, "Earnings Per Share". All share amounts have been  retroactively  restated to reflect the  recapitalization and the 1-for-10 reverse stock split. The 817,749 shares originally to HLHK stockholders are considered  outstanding  from the acquisition  date. There were no dilutive common stock equivalents outstanding at December 31, 1998, and 1997.

     (K)  Advertising  Costs
     -----------------------

     In accordance with the Accounting  Standards  Executive Committee Statement
     of  Position   93-7,   ("SOP  93-7")  costs   incurred  for  producing  and
     communicating advertising are expensed when incurred.

     (L)  New  Accounting  Pronouncements
     ------------------------------------

     The Financial  Accounting  Standards  Board has recently issued several new accounting  pronouncements.  Statement  No. 133 as amended by Statement No.
     137,  "Accounting  for  Derivative   Instruments  and  Hedging  Activities"
     establishes  accounting and reporting standards for derivative  instruments and related contracts and hedging  activities.  This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The
     Company believes that its future adoption of these  pronouncements will not have a material  effect on the Company's  financial  position or results of operations.

NOTE  2  -  SHORT-TERM  INVESTMENTS
-----------------------------------

     The Company's short-term investments, purchased principally for the purpose of  selling  them in the near  future,  as  defined  under  SFAS  115,  are comprised of equity securities, all classified as trading securities, which are carried at their fair value are based upon the quoted  market prices of those  investments  at December  31,  1998.  Accordingly,  net realized and unrealized  gains and  losses on trading  securities  are  included  in net earnings.

     The composition of short-term investments at December 31, 1998 is as follows:

                                                        Fair
                                      Cost              Value
                                      ----              -----
     Common  stock                  $14,375            $15,297
                                    -------            -------

     Short-term  investments        $14,375            $15,297
                                    =======            =======

     Investment  income  for  the  year  ended  December  31,  1998  consisted of the following:

     Net  realized  gains  on  the
     sale  of  trading  securities                       $  1,905
     Net  unrealized  holding  gains                          922
                                                         --------
                                                         $  2,827
                                                         ========

NOTE  3  -  ACCOUNTS  RECEIVABLE  AND  BAD  DEBT  EXPENSE
---------------------------------------------------------

     During  1998 the  Company  wrote  off  100%  accounts  receivable  totaling
     $202,112 from a customer who filed for bankruptcy and 50% of the receivable or $267,240  from  another  customer  relating  to a voluntary  recall of a
     Company product.  These two customers  accounted for  approximately 60% and
     12% of revenues in 1998 (See Note 7(D)). The remaining accounts  receivable consists of another $267,240 due from the one customer discussed above, and
     $90,649 due from  various  other  customers,  none of which are  considered individually significant.

NOTE  4  -  PROPERTY  AND  EQUIPMENT
------------------------------------

     Property and equipment at December 31, 1998 consisted of the following:

     Automobiles                       $  33,475
     Furniture  and  fixtures              7,900
     Equipment                             2,756
                                       ----------
                                       $  44,131
      Less  accumulated  depreciation    (10,728)
                                       ----------
                                       $  33,403
                                       ==========

     Depreciation  expense for the years ended December 31, 1998 and 1997 was
     $10,498 and  $230,  respectively.

NOTE  5  -  INCOME  TAXES
-------------------------

     Income tax  expense  (benefit)  for the year  ended  December  31,  1998 is summarized as  follows:

                               Current:
                                   Federal                          $     17,100
                                   State                                   3,500
                               Deferred:
                                   Federal                                 1,391
                                   State                                     149
                                  Change in valuation allowance          (1,540)
                                                                     -----------
                               Income tax expense (benefit)         $     20,600
                                                                     ===========

                                        7
                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------

     The Company's tax expense  differs from the  "expected" tax expense for the year ended  December 31, 1998  (computed by applying the Federal  Corporate tax rate of 34 percent to income (loss) before taxes), as follows:

                             Computed "expected" tax expense     $     (244,587)
                             State income tax - net of federal
                             tax benefit                                  2,312
                             Non-deductible expenses                    262,794
                             Effect of non-consolidated losses
                             and other                                    4,043
                             Benefit of surtax exemption                 (3,962)
                                                                     -----------
                                                                 $       20,600
                                                                     ===========

     The tax  effects of  temporary  differences  that give rise to  significant portions of deferred tax assets and liabilities at December 31, 1998 are as follows:

     Deferred  tax  liabilities:
                                                Unrealized gains     $     (346)
                                   Total deferred tax liabilities          (346)

     Deferred  tax  assets:
                                                     Depreciation          1,886
                                       Stock based compensation          259,080
                                                                     -----------
                                Total gross deferred tax assets          260,966
                                                                     -----------

                                     Less valuation allowance          (260,620)
                                                                     -----------

                                  Net deferred tax asset (liability)  $     -
                                                                     ===========

     There was no valuation  allowance at January 1, 1998. The net change in the valuation allowance during the year ended December 31, 1998 was an increase of approximately $260,620.

     Prior To August 12, 1998, acquisition of Trimfast,  Inc. by HLHK, Trimfast,
     Inc.  was  an  "S"  corporation   for  income  tax  purposes.   During  the
     pre-acquisition  period no income taxes were payable by the  corporation as the  shareholders  were  responsible  for  reporting  the  results  of  the operations  on their  individual  income tax returns.  For this reason,  no pre-acquisition losses are available to be carried forward at the corporate level.  Effective with the acquisition date, the Company's status as an "S"
     corporation was terminated.

     HLHK NOL's became  limited to zero under the provisions of IRS code section
     382 because there was an ownership  change and all of the assets and former lines of business were disposed of. Only the corporate  shell was purchased for the price of assuming certain liabilities.

NOTE  6  -  NOTES  AND  LOANS  PAYABLE
--------------------------------------

     At December 31, 1998,  the Company has three notes payable with  individual lenders in the  amounts of  $20,000,  $25,125 and  $25,000.  The  following schedule  reflects  notes and  loans  payable  to  non-related  parties  at
     December 31, 1998:

       Notes  payable  to  individual
       lenders  in  the  amounts  of  $20,000,
       $ 25,000  and  $ 25,125,  currently  due,
       interest  at  12%  per  annum                      $  70,125

       Other  loans  payable,  currently  due                 1,975
                                                           --------
                                                          $  72,100
                                                          =========

                                        8
     Accrued  interest  of  $15,923  on the  notes and  loans  payable  has been included in accrued  expenses at  December  31,  1998.  All  principal  and accrued  interest for $50,125 of the notes were  exchanged for an aggregate
     40,000  shares of common  stock in 1999  resulting  in a price per share of
     $1.25.

NOTE  7  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Year  2000  Issues
     -----------------------

     The Company is aware of the issues  associated with the programming code in existing  computer  systems as the millennium (Year 2000)  approaches.  The
     "Year 2000"  problem is pervasive and complex as virtually  every  computer operation  will be  affected in some way by the  rollover of the  two-digit year to 00. The issue is whether computer  systems will properly  recognize date-sensitive  information when the year changes to 2000.  Systems that do not properly  recognize such information  could generate  erroneous data or cause a system to fail.

     The Company uses a standard off the shelf  accounting  software package for all of its accounting  requirements.  Management has contacted the software vendor and confirmed that the accounting  software is Year 2000  compliant.
     Management  has contacted its primary  vendors has not  identified any Year
     2000 compliance issues with those vendors. Costs of investigating Year 2000 compliance  issues have not been material to date. As a result,  management
     believes  that  the  effect  of  investigating   and  resolving  Year  2000
     compliance  issues will not have a material effect on the Company's  future financial position or results of operations.

     (B)  Lease  Agreements
     ----------------------

     The Company leases a corporate office facility in Tampa,  office equipment, and two automobiles under operating leases. The leases have remaining terms varying from the years 1999 through 2002.

     Future  minimum lease  payments for the operating  leases are as follows at
     December 31, 1998:

                       Years
                       -----
                       Ending                     Amount
                       ------                     ------

                       1999                   $  39,393
                       2000                      40,407
                       2001                      26,708
                       2002                       8,302
                                              ---------
                                              $ 114,810
                                              ==========

     Rent expense for 1998 and 1997 aggregated $31,885 and $9,263, respectively.

     (C)  Consulting  Agreements  and  Stock  Issued  To  Vendors
     ------------------------------------------------------------

     On October 9, 1998 the Company entered into a consulting  agreement with an individual  whereby the Company will be provided with advice with regard to corporate  strategy  and  business  development  and such other  matters as agreed upon between the parties from time to time.

     As consideration for the consulting  services  provided,  the Company shall issue  20,000  shares of common  stock to the  consultant  (See Note 8(B)).
     Subsequent to October 9, 1998, the consultant did not substantially perform the  consulting  services  anticipated  in the  agreement  and therefore no shares where issued to the  consultant.  However,  on February 9, 1999, the consultant  was issued 20,000 shares of common stock pursuant to an earlier
     June  1998  common  stock  subscription   agreement  which  stipulated  the
     subscriber may purchase up to 20,000 shares at $0.10 per share. The Company received the $2,000 payment in June 1998.

     On  December  14,  1998 the  Company  entered  into a two  year  consulting agreement  with an  individual  whereby the Company  will be provided  with advice with regard to corporate strategy and business development including targeting of acquisitions.  As consideration  for the services provided the
     Company  shall  issue  50,000  free  trading  common  shares   pursuant  to
     Regulation D, Rule 504 and 250,000 common shares  restricted under Rule 144
     (See Note 8(B)). In addition, the Company shall provide the consultant with a $1,000 per month expense  account.  The Company  advanced the  consultant
     300,000  shares  in  January  and  February  1999 but a  minimal  amount of services delineated by the consulting  agreement were performed in 1999 and no  services  were  performed  in  1998.  Therefore  on June  30,  1999 the consulting  agreement was rescinded and the Company  offered the consultant the 300,000  restricted shares at a price of $0.25 per share resulting in a subscription  receivable  of $75,000.  The  Company  expects to receive the payment in the form of an invoice  for prior  services  rendered  under the rescinded consulting  agreement.  As of the date of this report, an invoice or payment has not been received.  The amount is recorded as  subscriptions receivable  until an  invoice  or  payment  is  received.  If an invoice is received,  the Company  will  recognize  consulting  expense for all shares issued based upon the fair market value of the stock on the grant date.

     On  December  18,  1998 the  Company  entered  into a two  year  consulting agreement  with a  consulting  organization  whereby  the  Company  will be provided  with  advice  with  regard to  corporate  strategy  and  business development  including targeting of acquisitions.  As consideration for the services  provided the Company  shall issue  100,000  free  trading  common shares  pursuant  to  Regulation  D,  Rule 504 and  350,000  common  shares restricted  under Rule 144 (See Note 8(B). In addition,  the Company should make monthly payments of $2,500 to the consulting organization. The Company advanced the consultant 275,000 shares in January 1999 but a minimal amount of services  delineated by the consulting  agreement were performed in 1999 and no services  were  performed  in 1998.  Therefore  on June 30, 1999 the consulting  agreement was rescinded and the Company  offered the consultant the 300,000  restricted shares at a price of $0.25 per share resulting in a subscription  receivable  of $68,750.  The  Company  expects to receive the payment in the form of on invoice  for prior  services  rendered  under the rescinded consulting  agreement.  As of the date of this report, an invoice or payment has not been received.  The amount is recorded as  subscriptions receivable until an invoice or payment is received. If an invoice is received the Company will recognize a consulting  expense based upon the fair market value of the stock on the grant date.

     Subsequent  to  year-end,  the  Company  entered  into  various  additional consulting agreements whereby common stock will be issued as consideration.
     Services under the consulting agreements entered into in both 1998 and 1999 are  being  performed  generally  for two  year  periods  and  accordingly, consulting  expense  is  being  recognized  in 1999  and in any  subsequent service  period based upon the fair market value of the common stock issued in accordance  with SFAS 123 since that value is more  reliably  measurable
     (See Note 13 (F)).  The Company also  periodically  issues  common stock as payment to vendors and records  such issues at the fair market value of the common  stock.  For the  period  from  January  1,  to  November  29,  1999
     (unaudited) the Company issued  approximately  601,300 restricted shares of common stock for  consulting  services and as payment to vendors valued for financial  accounting  purposes  at a fair  market  value of  approximately
     $4,194,000  based upon the quoted  trading  price of the stock on the grant dates.

     (D)  Litigation
     ---------------

     In 1999, the Company  initiated a legal  proceeding  against a former major customer  to collect  amounts  receivable  from that  customer  aggregating approximately  $535,000 at December 31, 1998.  Such  receivable  related to products sold to that customer during 1998 that were  voluntarily  recalled by the Company,  but never  returned by the  customer.  It is  management's assertion  with  regard to this  matter  that since the  product  was never returned  to the  Company,  and is  believed  to have  been  resold  by the customer,  a successful  outcome in favor of the Company is  possible.  The
     Company has written off $267,240 or fifty  percent of the total  receivable
     (See Note 3).

     In early 1999,  pursuant to a voluntary  arrangement with the Food and Drug
     Administration, the Company's product, Revivarant, was recalled and removed from sale.  Since the time of the recall,  the Company has been  subject to six known lawsuits and claims  relating to consumer use of the product.  As of the date of this report, only one lawsuit has specified a dollar amount, that being,  $400,000  of  compensatory  damages  and  $350,000 of punitive damages.  The Company contends that it is covered for product  liability of
     $1,000,000 per  occurrence and up to $2,000,000 in the aggregate  under the policy of its third party manufacturer.  The Company did not obtain its own policy  until May 1999 and  believes it would not be covered  under its own policy for these prior  occurrences.  All  lawsuits  are being  referred by management to the  insurance  carrier.  With regard to any punitive  damage claims,  the Company  intends to  vigorously  oppose any factual  basis for imposition  of punitive  damages based upon research and efforts made prior to the  distribution  of the  Revivarant  product to determine  its safety.
     Since the lawsuits and claims have been made fairly recently, the Company's management  and outside  legal counsel are unable to evaluate and determine the likely  outcome of each cause of action.  Accordingly,  pursuant to the
     Financial  Accounting  Standards Board,  Statement of Financial  Accounting
     Standards No. 5, no  liabilities  have been accrued as of December 31, 1998 relating  to the above  matters.  Any  future  liabilities  required  to be recorded  pursuant  to  SFAS 5  will  be  recorded  gross  of any  expected insurance recovery pursuant to SAB 5:Y.

     In March 2000, the Company  received  notice from the insurance  carrier of its third party  manufacturer  that it is denying  all claims.  The related litigation may have a material  adverse effect on the Company's  results of operations and financial condition.

     The  Company  is subject to various  other  lawsuits,  investigations,  and claims which,  in the opinion of management,  arise in the normal course of conducting  Company  business.  Several cases have been settled during 1999 and  appropriate  amounts have been  accrued at December  31, 1998.  In the opinion of the Company's  management after  consultation with outside legal counsel,  the ultimate  disposition of such remaining  proceedings will not have a materially  adverse effect on the Company's  consolidated  financial position  or  future  results  of  operations.  All  litigation  may have a material adverse effect on the Company's results of operation and financial conditions.

NOTE  8  -  STOCKHOLDERS'  EQUITY
---------------------------------

     (A)  Authorized  Shares
     -----------------------

     The Company has authorized  100,000,000 shares of common stock,  $0.001 par value;  20,000,000 shares of Class A Preferred Stock,  $0.01 par value; and
     20,000,000  shares  of  Class B  Preferred  Stock,  $0.01  par  value.  The preferred stock shall have such rights and preferences as determined by the
     Board of Directors.

     (B)  Reverse  Stock  Split and  Retroactive  Restatement  of Per Share Data
     ---------------------------------------------------------------------------

     On December 8, 1998,  effective for  stockholders of record on December 20,
     1998, the Company's Board of Directors approved a one-for-ten reverse split of its shares of issued and outstanding  common stock. All share quantities and per  share  data in these  financial  statements  for the  years  ended
     December 31, 1998 and 1997 have been retroactively  restated to reflect the reverse stock split as well as the recapitalization discussed in Note 12.

     (C)  Repurchase  of  Outstanding  Common  Stock  By  Principal  Stockholder
     ---------------------------------------------------------------------------

     On December 8, 1998 the Company's Chairman,  CEO and principal stockholder, purchased all 508,313 shares of the Company's outstanding common stock held beneficially by the prior  principal  stockholder of HLHK (See Note 12) for
     $150,000.  In  accordance  with SFAS 123, the Company  recognized  $762,000 compensation  expense for the  difference  between the $1.80 quoted trading price of the common stock and the $.30 purchase price.

     (D)  Acquisition  and  Stock  Exchange
     --------------------------------------

     In August 1998,  prior to the  acquisition of Trimfast,  Inc. by HLHK World
     Group,  Inc.,  Trimfast,  Inc.  acquired all of the issued and  outstanding common stock of Trimfast Holdings, Inc., affiliated through common control, by issuing eleven shares of Trimfast, Inc. for every ten shares of Trimfast
     Holdings,  Inc. Trimfast Holdings,  Inc. was an inactive company whose only asset at that  time was  $177,800  in cash and  whose  only  expense  was a
     $10,000   consulting  expense  for  which  common  stock  was  issued.  The acquisition  was recorded as a combination of entities under common control similar to the pooling method of accounting and  accordingly  the financial statements  for the period  presented  have been  restated  to include  the accounts of Trimfast Holdings, Inc.

     (E)  Conversion  of  Debt  to  Equity
     -------------------------------------

     During July 1998,  the Company  issued  19,500 shares of common stock to an individual  related  party  in  exchange  for a loan  payable  of  $40,000, resulting in a price paid per share of $2.05 at the exchange date.

     (F)  Conversion  of  Principal  Stockholder's  Debt  to  Equity
     ---------------------------------------------------------------

     In December 1998, $126,644 of amounts due to the principal stockholder were converted  to common  stock at the fair value of the stock on  December  1,
     1998, which was $1.80 per share (See Note 10).

     (G)  Common  Stock  to  be  Issued
     ----------------------------------

     The Company  underissued  7,524  fully paid  shares of common  stock of the
     Company to certain stockholders of Trimfast, Inc. as a result of the August
     12,  1998  reorganization  and has not yet issued  70,357  shares of common stock to its principal  stockholder in exchange for $126,644 of amounts due to that  stockholder.  The total shares to be issued of 77,881 are shown as common stock to be issued at December 31, 1998.

     NOTE  9  -  CONCENTRATIONS
     --------------------------

     (A)  Supplier  Concentration
     ----------------------------

     The Company procures raw materials from various suppliers but contracts the production of finished  products to one primary  third party  manufacturing company.  Since  December  31, 1998 the Company has  contracted  with other production  facilities  for several of its products and believes  that many alternative third party production facilities are available should the need arise.

     (B)  Customer  Concentration
     ----------------------------

     During 1998,  approximately  60% of consolidated  revenues was derived from one customer and 12% was derived from one other customer (See Note 3).

     NOTE  10  -  RELATED  PARTIES
     -----------------------------

     The Company  periodically  advances funds to the principal  stockholder and affiliates  of the  principal  stockholder,  pays  certain  expenses of the principal  stockholder,  and borrows from the  principal  stockholder.  The advances to affiliates are shown as due from affiliate at December 31, 1998 and the net effect of transactions with the principal stockholder are shown as due to  stockholder/officer at December 31, 1997. All net amounts due to the principal  stockholder were converted to common stock in December 1998.
     (See supplemental disclosure of non-cash investing and financing activities in cash flow statement.)

     The Company  received an advance of $40,000 from an individual  during 1997 which was  recorded as due to related  party at December 31, 1997 (see Note
     8(E)). During 1998 the Company issued 19,500 shares of common stock to that same individual in exchange for the $40,000 payable.

NOTE  11  -  OPERATING  AGREEMENTS
----------------------------------

     The  Company  enters  into  wholesaler  and broker  agreements  whereby the wholesalers  and brokers are  appointed  the  Company's  sole and exclusive wholesaler and broker within a specified  geographic  territory for certain stipulated products. In general, under the agreements,  the wholesalers and brokers have the right to purchase,  sell, promote,  advertise, and deliver the stipulated  products.  Broker  agreements allow for broker  commissions
     while   wholesaler   agreements  allow  for  the  purchase  of  product  by
     distributors at a discount.  The agreements  generally may be terminated by either party with 60 days notice to the other party.

NOTE  12  -  ACQUISITION  AND  RECAPITALIZATION
-----------------------------------------------

     Under a Stock Exchange Agreement (the Agreement)  consummated on August 12,
     1998, HLHK World Group,  Inc., a non-reporting  public shell,  acquired one hundred  percent of the issued and  outstanding  common  stock of Trimfast,
     Inc. in exchange for 1,370,049  shares of the $0.001 par value common stock of HLHK. Under the terms of the Agreement,  the Trimfast, Inc., shares were exchanged at a ratio of three shares of HLHK common stock for each share of
     Trimfast,  Inc.  common  stock.  As a result of the  exchange,  the Company became a wholly-owned  subsidiary of HLHK and the stockholders of Trimfast,
     Inc. became stockholders of approximately  60.42% of HLHK which represented
     1,370,049  shares  of the  total  2,268,298  issued  and  outstanding  just subsequent to the exchange  (Approximately  82% after repurchase  agreement discussed in Note 8(C)).  Generally Accepted Accounting  Principles require that the  Company  whose  shareholders  retain  a  majority  interest  in a combined  business  be treated as the  acquiror  for  accounting  purposes.
     Therefore,  the exchange was treated as an acquisition of HLHK by Trimfast,
     Inc. and a recapitalization  of Trimfast,  Inc. The Company's  consolidated financial statements immediately following the acquisition were as follows:
     (1) The Balance Sheet consists of Trimfast, Inc.'s net assets at historical cost and HLHK's  net assets at  historical  cost and (2) the  Statement  of
     Operations  includes  Trimfast,  Inc.'s operations for the period presented and HLHK's  operations from the date of  acquisition.  On September 4, 1998 the Company  filed an  amendment to its  articles of  incorporation  to (i)
     change  its name from  HLHK to  Trimfast  Group,  Inc.  and (ii)  authorize
     20,000,000  shares each of Class A and Class B Preferred  Stock,  $0.01 par value.

NOTE  13  -  SUBSEQUENT  EVENTS
-------------------------------

     (A)  Acquisitions
     -----------------

     On March 18, 1999, the Company  acquired IMMMU,  Inc.  ("IMMMU") and IMMCEL
     Pharmaceuticals,  Inc.  ("IMMCEL"),  two companies unrelated to the Company but related to each other  through  common  stockholders,  in a transaction accounted for as a purchase.  Under terms of the agreement,  235,000 shares of the Company's common stock,  $50,000 in cash and an option agreement for shares  of the  Company's  common  stock  exercisable  based on  stipulated
     Company  performance  criteria  were  exchanged  for all of the  issued and outstanding  capital stock of IMMMU and IMMCEL.  The 235,000  common shares issued were valued at the trading price on the consummation  date resulting together  with the other  consideration  in a purchase  price of  $975,312.
     IMMMU and IMMCEL are  manufacturers  of nutritional  supplements  primarily marketed to pharmacies,  supermarkets,  and discount stores.  In connection with the  acquisitions,  the Company  entered  into a five year  employment agreement,  renewable in one year increments,  with a former stockholder of
     IMMMU and IMMCEL  whereby  the former  stockholder  will be employed as the
     Chief  Executive  Officer  of IMMMU  and  IMMCEL  and serve on the Board of
     Directors of the  Company.  The former  stockholder  will receive an annual salary of $75,000 and a bonus based on stipulated performance criteria. The employment  agreement  may be terminated by the Company if IMMMU and IMMCEL have two  consecutive  non-profitable  fiscal  quarters  as  defined in the agreement. On October 23, 1999, effective October 31, 1999, the Company and former stockholders of IMMMU and IMMCEL executed a rescission agreement for the above acquisitions to make the parties whole.

     On May 24, 1999 the Company  acquired certain assets of Ice Cold Water Co.,
     Inc.  ("ICW")  including  certain  receivables,   inventory,  property  and
     equipment,  a  customer  list and the name "Ice Cold  Water"  and all other intellectual  property rights  associated with the name. Under terms of the agreement,  the  Company  acquired  the  assets  for  $20,000 in cash and a
     $100,000  promissory  note at 8.5% per annum  which is due in four  monthly installments of $25,000 plus accrued interest, commencing June 10, 1999.

     (B)  Agreement  with  Investment  Group
     ---------------------------------------

     On March 18, 1999 the Company  entered into an agreement (the  "Agreement")
     with a third party investment  group (the  "investment  group") whereby the investment group will purchase (i) common shares of the Company in the open market having an aggregate value of no less than $300,000, and (ii) 300,000 common shares from the Company at a price of $4.00 per share according to a stipulated  schedule based on the average  market price of the  outstanding
     shares.   The  Agreement  was  contingent  upon  the  consummation  of  the acquisition of IMMMU and IMMCEL,  discussed  above.  As of October 1999 the investment  group had  purchased  155,000  shares of common  stock from the
     Company at $4.00 per share.  On October 22,  1999 the  Company  executed an agreement with the  investment  group to repurchase the 155,000 shares at a price of $8.25 per share on a scheduled basis through  December 15, 1999 as stipulated in the  agreement.  Any of the 155,000  shares  purchased  after
     December 15, 1999 shall be increased on a basis of $0.25 every two-weeks as stipulated  in the  agreement.  The quoted market price on October 22, 1999 was  approximately  $7.00 per  share.  The cost of the  repurchase  will be charged to treasury stock.

     (C)  Formation  of  New  Division
     ---------------------------------

     On April 21, 1999,  the Company  formed a new  division of Trimfast  Group,
     Inc. doing business as NutritionCafe.com.  NutritionCafe.com is an internet web site business  established to (i) provide nutrition  information,  (ii)
     provide portal links to other  information  sites and (iii) market and sell at a discount  the  Company's  products  and  products  of other  nutrition product companies for which the Company acts as a distributor.

     (D)  Lease  and  Purchase  Option  of  Facility
     -----------------------------------------------

     In connection with the formation of its new division, NutritionCafe.com, on
     April 8, 1999 the Company entered into a  lease/purchase  option  agreement for a facility,  which will be used for the operations of  NutrionCafe.com.
     The lease calls for rental  payments  of $8,000 per month and is  effective for the period from May 15, 1999 through June 30,  2000.  In addition,  the
     Company  paid  $100,000  in  cash  as  non-refundable  consideration  for a purchase option on the premises. The purchase price shall be for the sum of
     $1,200,000 with full credit for the $100,000 option monies paid. The option must be exercised by June 30, 2000. On July 30, 1999, the Company exercised its purchase option.

     (E)  Issuance  of  Warrants
     ---------------------------

     In May 1999, the Company issued 40,000 warrants to purchase common stock to two  unrelated  parties in  exchange  for  services  performed  relating to raising  debenture  capital.  The exercise prices and expiration  dates for exercise of the warrants are as follows:

     Quantity          Exercise  Price            Expiration  Date
     --------          ---------------            ----------------

     10,000               $4.00                    May  12,  2000
     10,000               $4.00                    May  12,  2000
     10,000               $7.00                    May  13,  2000
     10,000               $7.00                    May  13,  2000

     Pursuant to Statement of Financial Accounting Standards No. 123 "Accounting
     for Stock Based  Compensation"  ("SFAS 123"),  the fair market value of the warrants  aggregating  $139,000 was charged to expense in 1999,  the period the services were performed.

     For financial  statement  disclosure purposes the fair market value of each option  granted was estimated on the date of grant using the  Black-Scholes
     Option-Pricing  Model in  accordance  with  SFAS 123  using  the  following weighted-average assumptions: expected dividend yield 0% risk-free interest rate of 5.3%, volatility of 70% and expected term of one year.

     (F)  Private  Placement
     -----------------------

     From  January  through  April 5, 1999,  the  Company  issued  common  stock pursuant  to  Regulation  D,  Rule 504 of the  Securities  Act of 1933,  as
     amended.  The Company  issued 558,000 shares for aggregate cash proceeds of approximately  $1,009,000 and 262,950 shares for consulting services valued for financial accounting purposes at approximately  $730,000 based upon the trading price of the common stock on the date of consulting contract.  (See
     Note 7 (C)).

     (G)  Convertible  Debentures
     ----------------------------

     On June 14, 1999, the Company issued  $1,000,000 of convertible  debentures due on June 14,  2002.  The  debentures  contain  a  beneficial  conversion feature  whereby  the holder is  entitled to convert the face amount of the debenture,  plus accrued interest, as of the closing date into common stock of the  Company at the lesser of (a) 80% of the 5 day  average  closing bid price for the 5 consecutive  trading days prior to the  conversion  date or
     (b) $8.50.  The  debentures  also contain a mandatory  36-month  conversion
     feature  at  the  end  of  which  all   debentures   outstanding   will  be
     automatically converted.

     The  Company  accounts  for the  debentures  in  accordance  with EITF 98-5
     "Accounting for Convertible  Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Accordingly, the Company has
     allocated a portion of the proceeds to additional  paid-in capital equal to the  intrinsic  value of the features as computed on the  commitment  date, resulting in recognition on the closing date of $250,000 interest expense.

     (H)  Convertible  Preferred  Stock  and  Common  Stock  Warrants
     ----------------------------------------------------------------

     On  July  16,  1999,  pursuant  to a  securities  purchase  agreement  (the
     "Agreement")  the  Company  issued  15,000  shares of Series A  Convertible
     Preferred  Stock and  223,881  warrants to  purchase  common  stock to four investors for a total aggregate selling price of $1,500,040. The debentures contain a beneficial  conversion  feature  whereby the stock is convertible any time after the issuance date at the lesser of (a) $8.5938 or (b) 80% of the market  price of the common  stock as  defined  in the  Agreement.  The preferred  stock entitles the holder to receive on each July 1, and January
     1, commencing January 1, 2000 cumulative dividends at 8% per annum computed on the basis of $100 per  preferred  stock.  At the Company's  option,  the dividends may be paid in cash or the Company's  common stock.  The warrants are  exercisable at $10.31 per share,  vest  immediately and expire on July
     16, 2002. As a result of accounting for the beneficial  conversion feature, the  Company  charged a  $375,011  dividend  to  retained  earnings  on the issuance date.

     A total of 750,000  shares of the  Company's  authorized  common stock have been  reserved for issuance  upon  conversion  of the  preferred  stock and exercise of the warrants.

Note  14  -  RESTATEMENT
------------------------

     Subsequent to the issuance of the  Company's  1998  consolidated  financial statements,  management became aware that non-cash stock based compensation of $762,000  resulting  from a principal  stockholder  transaction  was not included in the statement of operations in 1998. The inclusion of this item in the revised 1998  consolidated  financial  statements  has the effect of changing  net  income of  $22,026 to a net loss of  $739,974  and  changing earnings per share of $0.01 to loss per share of $0.43.

SIGNATURES

Pursuant  to  the  requirements  of Section 12 of the Securities Exchange Act of
1934,  the  Registrant  caused  this  registration statement to be signed on its behalf  by  the  undersigned,  thereunto  duly  authorized.

/s/  Michael  Muzio
----------------------------------------
By:  Michael  Muzio,  President
Date:  July 14,  2000

                                  EXHIBIT  INDEX

--------------------------------------------------------------------------------
  Exhibit  #                      Description
--------------------------------------------------------------------------------
     2.1       Kendrex  and  HLHK  Merger  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.1)
--------------------------------------------------------------------------------
     2.2       Trimfast,  Inc.  Acquisition  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.2)
--------------------------------------------------------------------------------
     2.3       Rescission  of  IMMMU  and  IMMCEL  Acquisitions
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  2.3)
--------------------------------------------------------------------------------
     3.1       Articles  of  Incorporation  (Incorporated  by
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  3.1)
--------------------------------------------------------------------------------
     3.2       Bylaws  (Incorporated  by  reference  as  filed  in
               Form  10-SB  filed  on  7/12/99  as  Exhibit  3.2)
--------------------------------------------------------------------------------
     4.1       Specimen  Share  Certificate  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.1)
--------------------------------------------------------------------------------
     4.2       Debenture  Agreement  (Incorporated  by  reference
               as  filed  in  Form  10-SB  filed  on  7/12/99  as
               Exhibit  4)
--------------------------------------------------------------------------------
     4.3       Warrant  Agreement  (Incorporated  by  reference
               as  filed  in  Form  10-SB/A  filed  on  12/23/99  as
               Exhibit  4.3)
--------------------------------------------------------------------------------
     4.4       Preferred  Share  Agreement  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.4)
--------------------------------------------------------------------------------
     4.5       Series  A  Certificate  of  Designations,
               Preferences  and  Rights  (Incorporated  by
               reference  as  filed  in  the From 10-SB/A  filed  on
               March 13, 2000  as  Exhibit  4.5)
--------------------------------------------------------------------------------
     10.1      Lease  Option  Agreement  (Incorporated  by
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  10)
--------------------------------------------------------------------------------
     10.2      WCW  Agreement (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.2)
--------------------------------------------------------------------------------
     10.3      Venture  Direct  Worldwide  Agreement
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  10.3)
--------------------------------------------------------------------------------
     10.4      Distribution  Agreement  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  10.4)
--------------------------------------------------------------------------------
     10.5      Convertible  Debenture  Subscription  Agreement between the Company and FAC Enterprises and Convertible  Debenture  Subscription
               Agreement between the Company and Gibralt U.S., Inc., including Annex
               A, Intercreditor Agreement, Pledge and Security Agreement, including
               Exhibits thereto, and Escrow Agreement (as filed herewith)

--------------------------------------------------------------------------------
     10.6      Aryeh  Trading  Agreement dated March 18, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.6)
--------------------------------------------------------------------------------
     10.7      Aryeh Trading Agreement dated March 30, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.7)
--------------------------------------------------------------------------------
     10.8      Aryeh Trading Agreement dated October 22, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.8)
--------------------------------------------------------------------------------
     10.9      Aryeh Trading Agreement dated November 10, 1999
               (Incorporated  by reference  as  filed  in  Form  10-SB/A  filed  on
               6/6/00  as  Exhibit  10.9)
--------------------------------------------------------------------------------
    10.10      Stock  Exchange  Agreement-  Nutrition  Clubstores
               (Incorporated  by  reference  as  filed  in  Form  8-K
               filed  on  5/12/00)
--------------------------------------------------------------------------------
     10.11     Registration Rights Agreement entered into by and between the Company and certain investors in its Series A Preferred Stock, dated as of
               July 16, 1999 (as filed herewith)
---------------------------------------------------------------------------------
      21       Subsidiaries  of  Registrant  (Incorporated  by
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  21)
--------------------------------------------------------------------------------
      27       Financial  Data  Schedule (as filed herewith)
--------------------------------------------------------------------------------

</DOCUMENT>

<DOCUMENT>
<TYPE>EX-10.5
<SEQUENCE>3
<FILENAME>0003.txt
<TEXT>

CONVERTIBLE DEBENTURE SUBSCRIPTION AGREEMENT

     THIS  CONVERTIBLE  DEBENTURE SUBSCRIPTION AGREEMENT IS EXECUTED IN RELIANCE
UPON  THE  EXEMPTION  PROVIDED BY SECTION 4(2) ("SECTION 4(2)") FOR TRANSACTIONS
NOT  INVOLVING  ANY PUBLIC OFFERING UNDER THE SECURITIES ACT OF 1993, AS AMENDED
(THE  "SECURITIES  ACT").

     THE  SUBSCRIPTION  AGREEMENT  (this  "Agreement")  has been executed by the undersigned  in  connection  with  the  private  placement of up to a maximum of
$3,000,000  in aggregate principal amount of 12% Convertible Debentures Due July
13,  200  1  (hereinafter  referred to as the "Convertible Debentures"), of TRIM
FAST  GROUP,  INC.,  a  corporation  organized  under  the  laws of the State of
Delaware,  Nasdaq  OTC  Market  Symbol  "TRIM")  (hereinafter referred to as the
"Company").  The  Convertible  Debentures  being sold pursuant to this Agreement have  not  been  registered  under the Securities Act. In addition to such other terms as are set forth in this Agreement; (i) the terms on which the Convertible
Debentures  may  he  converted into shares of Common Stock, $.00 1 par value, of the  Company  (the  "Common  Stock")  and  the  other  terms  of the Convertible
Debentures  are  set forth in the Form of Convertible Debentures attached hereto as ANNEX I (the "Form of Convertible Debenture");(ii) the collateral provided as additional  security  and  as  an  incentive  for  Purchaser  to  purchase  the
Convertible  Debentures  is  set  forth  in  attached  ANNEX  II; and, (iii) the
Security  Agreement which grants Purchaser a secured interest in the Security is attached  hereto  as  ANNEX  III The offer of the Convertible Debentures and, if this  Subscription Agreement is accepted by the Company, the sale of Convertible
Debentures  is  being made in reliance upon Rule 506 of Regulation D promulgated under  Section 4(2). (All dollar amounts in this Agreement are expressed in U.S.
Dollars.)

          The  undersigned  Purchaser

          Name:     FAC Enterprises, Inc.
                    ---------------------------------------------
          Address:  The GSB Building One Belmont Ave, Suite 417 Bala Cynwyd, PA. 19004
                       ---------------------------------------------------------

     If  applicable,  a  corporation  organized  under the laws of Pennsylvania, hereinafter  referred  to as "Purchaser") hereby represents and warrants to, and agrees  with  the  Company  as  follows:

     1.     AGREEMENT  TO  SUBSCRIBE
            ------------------------

          A.     Subscription.  The  undersigned  Purchaser  hereby  irrevocab1y
(subject  to  Paragraph  9  hereof) subscribes to purchase Five Hundred Thousand
($5OO,OOO)  in  aggregate principal  amount of Convertible Debentures, having a purchase  price  of  1OO%.

          B.     Form of Payment. Purchaser shall pay the purchase price for the
Convertible  Debentures  by  delivering  good  funds in United States Dollars in accordance  with  Paragraph 1(c) below, to the escrow agent (the "Escrow Agent")
identified  in  the Escrow Instructions attached hereto (the "Escrow Agreement")
and  marked  as Annex IV. The Company shall deliver one or more certificates for the  Convertible  Debentures  to  the  Escrow  Agent,  and  upon  payment by the
Purchaser of the purchase price for the Convertible Debentures, the Escrow Agent shall  cause the Convertible Debentures purchased thereby by the Purchaser to be delivered to the Purchaser as set forth in paragraph 1(c) below. By signing this
Agreement,  the  Purchaser  and  the Company each agrees to all of the terms and conditions  of,  and becomes a part to, the Escrow Instructions attached hereto, all  of  the provisions of which are incorporated herein by this reference as if set  forth  in  full  at  this  point.

          C.     Method  of  Payment.  Payment  of  the  purchase  price for the
Convertible  Debentures  shall  be  made  by  wire  transfer  of  funds  to:

     Account  Name:     Wasserman,  Comden  &  Casselman,  L.L.P.  Trust Account
     Bank:              Manufactures  Bank
                        Los  Angeles  Main  Branch
                        l35  East  9th  Street
                        Los  Angeles,  Calif.  90015
     Account  No:       01-257-862
     Bank  ABA  No:     122226076

          No  later  than  five (5) calendar days after the Company accepts this
Agreement  and  all other subscription agreements for the Convertible Debentures and  delivers  a  signed  counterpart  of  this  Agreement  to the Purchaser and delivers the certificate(s) for the Convertible Debentures to the Escrow Agents,
the Purchaser shall deliver the escrow funds to the Escrow Agent and the Company shall  deliver  the certificates for the Convertible Debentures to the Purchaser
(the  "Closing Date").  Such delivery to the Purchaser shall be by hand delivery or  by  overnight  courier  to  such  address  as  the  Purchaser  may  direct.

     2.   PURCHASER  REPRESENTATIONS;  ACCESS  TO
          ---------------------------------------
          INFORMATION:  INDEPENDENT INVESTIGATION
          ---------------------------------------

          A.     Purchaser  Representations and Warranties. Purchaser represents and  warrants  to  the  Company  as  follows:

               (a)     Purchaser  is  either a "sophisticated purchaser" because
he has such knowledge and  experience in financial and business  matters that he is capable of evaluating the merits and risks of the  prospective  investment or an "accredited Investor" because he meets one of the following requirements:

                    (i)     He  is  a natural person whose individual net worth,
or  joint net worth with his spouse, exceeds $1,000,000,and either he is ab1e to bear the economic risk of investment in the Convertible Debentures investment or this investment does not exceed 10% of his net worth or joint net worth with his spouse;

                    (ii)     He is a natural person who had individual income in
excess  of  $200,000  in each of the two most recent years, or joint income with that person's spouse in excess of $300,000 in each of those years and reasonably expects  to  reach  the  same income level in the current year, and either he is able  to  bear  the economic risk of investment in the Convertible Debentures or this investment does not exceed 10% of his net worth or joint net worth with his spouse;  or

                    (iii)     It  is  an  organization  described in section 501
(c)(3)  of  the  Internal  Revenue  Code  of  1986, as amended (i.e., tax exempt entities), corporation, Massachusetts or similar business trust, or partnership, not  formed  for  the  specific purpose of acquiring Units, with total assets in excess  of  $5,000,000;

                    (iv)     It  is  a  trust,  with  total  assets in excess of
$5,000,000,  not  formed  for  the  specific  purpose  of  acquiring Convertible
Debentures,  whose purchases are directed by a sophisticated person as described under  the  first  alternative  under  Category  A  above;

                    (v)     It  is  bank  as  defined  in Section 3(a)(2) of the
Securities  Act,  or  a  savings  and  loan  association or other institution as defined  in  Section  3(a)(5)(A)  of  the  Securities Act, whether acting in its individual  or  fiduciary  capacity;  a  broker or dealer registered pursuant to
Section  15  of  the  Securities  Exchange  Act of 1934; an insurance company as defined  in  Section  2(13)  of  the  Securities  Act;  or an investment company registered  under  the  Investment  Partnership  Act  Of  1940  or  a  business development  company  as  defined  in  section  2(a)(48)  of  that  Act;

                    (vi)     It  is  a  Small  Business  Investment  Partnership
licensed  by  the U.S. Small Business Administration under Section 301(c) or (d)
of  the  Small  Business  Investment Act of 1958; a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;
an  employee  benefit  plan  within  the  meaning  of  Title  I  of the Employee
Retirement  Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings  and  loan  association,  insurance  company,  or  registered investment adviser,  or  if  the  employee  benefit  plan  has  total  assets  in excess of
$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons  that  are  accredited  investors  as  described  above;

                    (vii)     He  is  a  director  or  executive  officer of the
Company;  or,

                    (viii)     It is an entity in which all of the equity owners
are  Accredited  Investors.

               (b)     Purchaser  is  sufficiently  experienced in financial and
business  matters  to  be  capable  of  evaluating  the  merits and risks of its investments,  and  to make an informed decision relating thereto, and to protect its  own  interests  in  connection  with  the  transaction.

               (c)     Purchaser  is  purchasing  the Convertible Debentures for
its  own  account or for the account of beneficiaries for whom the Purchaser has full  investment  discretion, each of which beneficiaries is bound to all of the terms and provisions hereof including all representations and warranties herein.
Purchaser  is purchasing the Convertible Debentures for investment purposes only and,  not  with  an intent towards further sale or distribution thereof, and has not  prearranged  any  sale  with  any  other  purchaser.

               (d)     The Convertible Debentures have not been registered under
the  Securities  Act and may not be transferred, sold, assigned, hypothecated or otherwise  disposed  of unless such transaction is the subject of a registration statement  filed  with  and  declared  effective  by the Securities and Exchange
Commission (the "SEC") or unless an exemption from the registration requirements under the Securities Act such as Rule 144 is available. Purchaser represents and warrants  and  hereby  agrees  that  all  offers  and  sales  of the Convertible
Debentures  and the Common Stock issuable upon conversion thereof (collectively, the  "Securities")  shall  be made only pursuant to such registration or to such exemption  from  registration which exemption the Company may require an opinion letter  from  counsel  which demonstrates the availability of the exemption from registration  before  the Company will recognize any transfer of the Securities.

               (e)     Purchaser  acknowledges  that  the  purchase  of  the
Securities  involves  a  high  degree of risk, is aware of the risks and further acknowledges that it can bear the economic risk of the Securities, including the total  loss  of  its  investment.

               (f)     Purchaser  understands  that  the  Securities  are  being
offered  and  sold  to  it  in  reliance  on  an exemption from the registration requirements  of  the Securities Act, and that the Company is relying upon truth and accuracy of the representations, warranties, agreements, acknowledgments and understanding  of  Purchaser  set  forth  herein  in  order  to  determine  the applicability  of  such  safe harbor and the suitability of Purchaser to acquire the  Securities.

               (g)     Purchaser  is  purchasing  the  Securities  for  its  own
account  or  for  the  account  of  beneficiaries  for  whom  Purchaser has full investment  discretion  and  not with a view to, or for sale in connection with, any "distribution" (as such term is used in Section 2(11) of the Securities Act)
thereof.

               (h)     In evaluating its investment, Purchaser has consulted its
own  investment  and/or  legal  and/or  tax  advisors.

               (i)     Purchaser  is  not  an  underwriter  or  dealer  in,  the
Securities, Purchaser is not participating, pursuant to a contractual agreement, in  the  distribution  of  the  Securities.

          B.     Current  Public  Information.  Purchaser  acknowledges  that
Purchaser has been furnished with or has acquired copies of the Company's Annual
Report  on  Form  10-KSB  for  the  year  ended December 31, 1999 filed with the
Securities  and  Exchange  Commission  and  the  Forms  1O-QSB  and  8-K  filled thereafter  (collectively  the  "SEC  Fillings").

          C.     Independent Investigation; Access.  Purchaser acknowledges that
Purchaser,  in  making  the  decision  to  purchase  the  Convertible Debentures subscribed  for,  has  relied  upon independent investigation made by it and its purchaser  representatives,  if  any,

and  Purchaser  and  such representatives, if any, have prior to any sale to it, been  given  access  and  the  opportunity to examine all material contracts and documents  relating to this offering and an opportunity to ask questions of, and to  receive  answers  from,  the  Company  or  any  person  acting on its behalf concerning  the  terms  and  conditions  of  this  offering.  Purchaser  and its advisors,  if  any,  have  been  furnished with access to all publicly available materials  relating  to  the business, finances and operation of the Company and materials  relating  to  the  offer  and  sale of the Securities which have been requested.  Purchaser  and  its  advisors  if  any,  have  received complete and satisfactory  answers  to  any  such  inquiries.

          D.     No Government Recommendation or Approval. Purchaser understands that  no  federal  or  state agency has passed on or made any recommendations or endorsement  of  the  Convertible  Debentures.

          E.     Entity  Purchasers.  If Purchaser is a partnership, corporation or  trust,  the  person  executing  this  Agreement on its behalf represents and warrants  that:

               (a)     He  or  she  has  made  due  inquiry  to  determine  the
truthfulness  of  the  representations  and  warranties  made  pursuant  to this
Agreement.

               (b)     He  or  she  is  duly authorized (if the undersigned is a
trust,  by  the  trust  agreement) to make this investment and to enter into and execute  this  Agreement  on  behalf  of  such  entity.

               (c)     The entity was not formed for the purpose of investing in
the  offered  securities.

               (d)     In  the  case  of  a  partnership,  each  person  in  the
partnership  is  an  "accredited  investor"  or  a  "sophisticated purchaser" as required  for  each  Purchaser  under  Section  2(a)(i).

          F.     Non-Affiliate.  Purchaser  represents,  warrants  and covenants that  it  is  not  affiliate  of  the  Company.

     3.     ISSUER  REPRESENTATIONS
            -----------------------

          A.     Reporting  Company Status.  The Company is a "Reporting Issuer"
under  the Exchange Act of 1934, as amended (the "Exchange Act"). The Company is in  full  compliance,  to  the extent applicable, with all reporting obligations under  either  Section  12(b),  12(g)  13(a)  or  15(d) of the Exchange Act. The
Company  has  registered  its  Common  Stock  pursuant  to  Section 12(g) of the
Exchange  Act,  and the Common Stock is listed on the Nasdaq OTC Market, and the
Company  has received no adverse notice, either oral or written, with respect to its continued eligibility for such listing. The Company will take all such steps as may be necessary for the additional listing of the Common Stock issuable upon conversion of the Convertible  Debentures on the Nasdaq OTC Market.  The Company
has filed all  materials  required to be filed by it pursuant to all  applicable reporting obligations under Section 13(a) or 15(d) of the Exchange Act.

          B.     Terms  of  Convertible Debentures. The terms of the Convertible
Debentures  shall be as set forth in the Form of Convertible Debenture delivered to  Purchaser  as  Annex  I.

          C.     Legality.  The  Company  has  the requisite corporate power and authority  to  enter  into  this  Agreement  and  to issue, sell and deliver the
Securities; this Agreement and the issuance, sale and delivery of the Securities hereunder  and  the  transactions contemplated hereby have been duly and validly authorized  by all necessary corporate action by the Company; this Agreement and the  Securities have duly and validly executed and delivered by and on behalf of the Company, and are valid and binding agreements of the Company, enforceable in accordance  with their respective terms, except as enforceability may be limited by  general equitable principles, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws affecting creditors' rights generally.
The  Convertible  Debentures and common stock  issueable upon  conversion of the convertible  debentures  will  not  subject  the  holders  thereof  to  personal liability by reason of being such holders.

          D.     Proper  Organization.  The  company  is  a  corporation  duly organized,  validly  existing  and  in  good  standing  under  the  1aws  of its jurisdiction  of incorporation and is duly qualified as a foreign corporation in all  jurisdictions  where the failure to be so qualified would have a materially adverse  effect  on  its  business,  taken  as  whole.

          E.     No  Lega1  Proceedings.  There is no action, suit or proceeding before  or by any court or any governmental agency or body, domestic or foreign, now  pending  or,  to  the  knowledge  of  the  Company,  threatened, against or affecting the Company, or any of its properties or assets, which might result in any  material adverse change in the condition (financial or otherwise) or in the earnings,  business affairs or business prospects of the Company, or which might materially  and adverse1y  affect the  properties or assets  thereof,  except as described in the SEC Filings.

          F.     Non-Default.  The  Company,  except  as  described  in  the SEC
Filings,  is  not  in  default  in the performance or observance of any material obligation,  agreement,  covenant  or  condition  contained  in  any  indenture, mortgage, deed of trust or other material instrument or agreement to which it is a  party  or  by  which  it  or  its  property  may  be  bound.

          G.     No  Misleading  Statements.  None of the SEC Filings, and as of
their respective dates, none of the Company's other filings with the SEC contain any knowingly untrue statement of a material fact or known omission to state any material  fact required to be stated therein or necessary to make the statements therein,  in  light  of  the  circumstances  under  which  they  were  made, not misleading.

          H.     No Adverse Change. There has been no material adverse change in the financial condition, earnings, business affairs or business prospects of the
Company since the date of the Company's most recent Form 10-KSB or 10-QKSB filed pursuant to the Exchange Act.

          I.     Absence  of  Non-Disclosed Facts. There is no fact known to the
Company  (other  than general economic conditions known to the pub1ic generally)
that  has  not  been  disclosed  in  writing  to  the  Purchaser  that: (i)could reasonably  be  expected  to  have  a  material  adverse effect on the condition
(financial  or  otherwise)or  in  the  earnings,  business  affairs,  business prospects,  properties  or  assets  of  the Company; or (ii) could reasonably be expected  to  materially  and  adversely  affect  the  ability of the Company to perform  its  obligations  pursuant  to  this  Agreement  and  the  Convertible
Debentures,  except  as  described  in  the  SEC  Filings.

          J.     Registration  Transfer  Restrictions.  The Company has provided its  Transfer Agent with irrevocab1e instructions as attached here to as Annex V
(the  "Irrevocab1e  Instructions"),  to  issue  one  or  more  certificate(s)
representing  the  shares  of  Common  Stock

to  the  holders  of  the  Convertible  Debentures  upon  the  conversion of the
Convertible  Debentures  at  any  time  after  the  Closing  Date  without  any restrictive  legend  or  stop  transfer  instructions  and  without  any further instruction  or opinion from the Company, provided that the Company is presented with  certificates  representing  shares  of  the  Convertible  Debentures to be converted,  together  with  an  executed  Conversion  Certificate in the form of
Exhibit  A  attached  to the Form of Convertible Debenture, and provided further that  the  Common  Stock is being sold pursuant to the registration statement on
Form S-2 or such other registration as set forth below. Upon compliance with the foregoing  upon  issuance, such Common Stock shall be freely transferable on the books  and  records  of  the  Company.

               No  later  than 45 days after the Closing Date, the Company shall fi1e a registration statement on Form S-2 under the Securities Act and under all applicab1e  Blue  Sky  laws  covering  the  Common  Stock  and  shall  have such registration  statement  to be declared effective within 120 days of the Closing
Date,  by  the SEC, all at the Company's sole cost and expense. Company promptly responding  to  all  comments  received  by  the SEC staff, upon written request providing  Purchaser  or  its counsel with contemporaneous copies of all written communications  from  the SEC staff and promptly preparing and filing amendments to  such  registration  statement  which are responsive to the comments received from  the  SEC  staff.  Such  registration  statement  shall name Purchaser as a selling  shareholder  and  shall  provide  for  the  sale of the Common Stock by
Purchaser  from  time  to time directly to purchasers or in the over-the-counter market through or to securities brokers or dealers that may receive compensation in  the  form  of  discounts,  concessions,  or  commissions. This obligation to register  the  Common  Stock  is  in  addition  to  the  Company's  registration obligation described in Section 10 hereunder. None of the foregoing shall in any way  limit  Purchaser's rights to sell the Common Stuck issuable upon conversion of  the  Convertible
Debentures  in reliance on an exemption from the registration requirements under the  Securities  Act  in  connection  with  a  particular  transaction.

               In the event that the Company fails to register the resale of the
Common  Stock  issuable upon conversion of the Convertible Debentures within 120 days  after  the  Closing  Date,  the  Company  will, upon the presentation of a reasonably  acceptable opinion of the Purchaser's counsel allow the Purchaser to offer  and sell the shares of Common Stock in reliance on the provisions of Rule
144 provided that the holding period and other requirements of such Rule 144 are met.  In the event the Company either (a) fails to file a registration statement covering  the  Common  Stock  issuable  upon  conversion  of  the  Convertible
Debentures,  within  45 days of the first Closing Date or (b) fails to have such

registration  statement  declared  effective  by  the  Securities  and  Exchange
Commission   within  120  days  of  the  first  Closing   Date,   Company  shall
automatically be subjected to the penalties set forth in attached Annex I.

               Regardless  of  whether  the  Company registers the resale of the
Common Stock issuable upon conversion of the Convertible Debentures, the Company will,  upon the presentation of an opinion of the Purchaser's counsel, allow the
Purchaser  to  offer  and  sell  the  shares  of Common Stock in reliance on the provisions  of  Rule  144,  at  the  option  of  Purchaser.

          K.     Non-Contravention. The execution and delivery of this Agreement and  the  consummation  of  the  issuance of the Securities and the transactions contemplated  by this Agreement do not and wi11 not conflict with or result in a breach  by  the  Company  of  any of the terms or provisions of, or constitute a default  under  the  Articles  of Incorporation or bylaws of the Company, or any indenture, mortgage, deed of trust, or other  material  agreement or  instrument to  which  the  Company  is  a  party or by which it or any of its properties or assets are bound, or any existing applicable Federal  or  State  law,  rule,  or regulation or any applicable decrees, judgment or order of any court, Federal or
State  regulatory  body,  administrative  agency  or other domestic governmental body having jurisdiction over the Company or any of its properties or  assets.

          L.     Fillings.  The  Company  undertakes  and agrees pursuant to the sale  of  its  Securities  hereunder to make all necessary filings in connection with  the  sale of its Securities as required by the laws and regulations of all appropriate jurisdictions and securities exchanges in the United States, if any.

     4.     COVENANTS  OF  THE  COMPANY.  For  so  long  as  any  Convertib1e
            ---------------------------
Debentures held by the Purchaser shall remain outstanding, the Company covenants and  agrees  with  the  Purchaser  that:

          A.     It  will  at  all  times  fully reserve from its authorized but unissued shares of Common Stock such sufficient number of shares of Common Stock to  permit  the  conversion  in  full of the outstanding Convertib1e Debentures.

          B.     Upon receipt by the Company of confirmation of effectiveness of the  Registration Statement as provided in Section 10 the Company will not issue stop  transfer

instructions  to  its  Transfer  Agent  with  respect  to,  and will not place a restrictive  legend  on,  the  certificates  representing shares of Common Stock issued  or  issuable  upon  conversion  of  the  Convertible  Debentures.

     5.     LEGEND
            ------

          A.     On  or  prior to the Closing Date, the Company will prepare and issue one or more certificates for the Convertib1e Debentures registered in such name  or  names as specified by the Purchaser and cause the same to be delivered to  the  Escrow Agent. Such certificate(s) and the certificates representing the
Common  Stock  shall  bear  a  legend  in  substantially  the  following  form:

          These  securities  have  been  issued  pursuant to the Section
          4(2)  exemption  to  the  registration  provisions  under  the
          Securities  Act  of 1933, as amended.  These securities cannot be  transferred,  offered,  or  sold unless the securities are registered  under  the Securities Act or an exemption from the registration  requirements of the Securities Act is available.

               The  Company has provided its Transfer Agent with the Irrevocable
Instructions  and  pursuant  thereto  the  Company  shall  issue  one  or  more certificates  representing  shares  of  Common  Stock upon the conversion of the
Convertible  Debentures  in  accordance with the Form of Convertible Debentures.

               The  Company  warrants that upon registration of the Common Stock to be provided upon any conversion of the Convertible Debentures, no restriction or  instruction  other than the foregoing instructions and a corresponding "stop transfer"  restriction  on  the  Company's  stock  ledger will be imposed by the
Company or given by the Company to its Transfer Agent with respect to the Common
Stock  and  that, subject to the foregoing, the Common Stock issued and issuable upon  conversion  of  the  Convertible  Debentures  shall  otherwise  be  freely transferable  on  the  books and records of the Company. Nothing in this Section shall affect in any way the Purchaser's obligations and agreement to comply with all  applicable  securities  laws  upon  resale  of  the  Securities.

          B.     The  Purchaser  acknowledges  that  the  Company  is  under  no obligation  to  register the Convertible Debentures or the Common Stock issuable upon  the conversion thereof under the Securities Act other than as set forth in
Section  10  or  Section  3(j)  hereunder.

     6.     EXEMPTION:  RELIANCE  ON  SECTION  4(2).  Purchaser understands that
            ---------------------------------------
the  offer  and sale of the Convertible Debentures is not being registered under the Securities Act based on the exemption from registration provided by Rule 506 promulgated  under Section 4(2) of the Securities Act. The Company is relying on such  exemption.

     7.     CLOSING  DATE  AND  ESCROW  AGENT. Closing shall be effected through
            ---------------------------------
delivery  of  funds  to  the  Company  by  the  Escrow  Agent,  and  delivery of certificates  evidencing  the  Convertible  Debentures  to  the Purchaser by the
Escrow Agent. Each of the Company and the Purchaser agrees that the Escrow Agent has  no liability as a result of any fraudulent or unlawful conduct of any other party,  and  agrees  to  held  the  Escrow Agent harmless except as to any loss, claim,  damage or liability arising out of or is based upon any action not taken in  good  faith,  on any action or omission that constitutes gross negligence or willful  misconduct  by  the  Escrow  Agent

     8.     CONDITIONS  TO  THE  COMPANY'S  OBLIGATION  TO  SELL.  Purchaser
            ----------------------------------------------------
understands  that the Company's obligation to sell the Convertible Debentures is conditioned  upon:

          A.     The receipt and acceptance by the Company of this Agreement, as evidence  by  execution of this Agreement by the President or any Vice President or  the  Chief  Financial  Officer  of  the  Company;  and

          B.     Delivery  to  the  Escrow  Agent  by Purchaser of good funds as payment  in  full  for  the  purchase  of  the  Convertible  Debentures;  and

          C.     The  accuracy as of the Closing Date of the representations and warranties  of the Purchaser contained in this Agreement, and performance by the
Purchaser  of all  covenants  and  agreements  of the  Purchaser  required to be performed on or before the Closing Date.

     9.     CONDITIONS  TO  PURCHASER'S  OBLIGATION  TO  PURCHASE.  The  Company
            -----------------------------------------------------
understands  that  Purchaser's obligation to purchase the Convertible Debentures is  conditioned  upon:

          A.     Execution by Purchaser of this Agreement and the receipt of the
Company's acceptance of this Agreement as provided in Paragraph 3(a) above; and

          B.     Delivery  of certificates evidencing the Convertible Debentures to  the  Escrow  Agent,  as  heretofore  set  forth,  and by the Escrow Agent to
Purchaser;  and

          C.     Acceptance  by  the Company of subscriptions from the Purchaser and  other subscribers and the sale by the Company pursuant thereto of a maximum of  $3,000,000  in  principal  amount  of  Convertible  Debentures;  and

          D.     The  accuracy as of the Closing Date of the representations and warranties of the Company contained in this Agreement and the performance by the
Company  on  or  before  the  Closing Date of all covenants and agreement of the
Company  required  to  be  performed  on  or  before  the  Closing  Data.

     10.     REGISTRATION  OF  THE  SECURITIES.  In the event that the shares of
             ---------------------------------
Common  Stock  issuable  upon  conversion  of the Convertible Debentures are not subject  to an  effective  Registration  Statement  on Form S-2 filed  under the
Securities Act, the Company shall promptly and expeditiously file within 45 days of the  Closing  Date,  and cause to  become  effective  within  120 days of the
Closing Date, a registration  statement on Form S-2 under the Securities Act and all applicable Blue Sky Laws covering the sale of the Common Stock.  The Company shall  promptly  respond to all comments  received by the SEC staff upon written request,  providing  Purchaser  or its counsel on request  with  contemporaneous copies of all written  communications  from SEC staff and  promptly  prepare and file  amendments  to such  registration  statement  which are  responsive to the comments received from the SEC staff. Any such registration statement shall name
Purchaser as a selling shareholder and shall provide from the sale of the Common
Stock from time to time directly to purchasers in the  over-the-counter  market, or through or to securities  broker-dealers that may receive compensation in the form of discounts,  concessions, or commissions. Any such registration statement shall  remain  effective  for up to 12 months or until all of the Common  Stock, whichever is earlier.  The Company shall provide the Purchaser  with such number of copies of the  prospectus as shall be reasonably  requested to facilitate the sale of the Common Stock.  The Company shall bear and pay all expenses  incurred in connection with any such registration,  excluding  discounts and commissions.
The foregoing shall not in any way limit  Purchaser's  rights in connection with the Common Stock from selling such Common Stock (i) pursuant to Rule 144 or (ii)
pursuant to any other exemption from registration under the Securities Act.

     11.     GOVERNING  LAW.  This Agreement shall be governed  by and construed
             --------------
under  the laws of the State of Pennsylvania without regard to its choice of law provision.  A facsimile transmission of this signed Agreement shall be legal and binding  on  all  parties  hereto.

12.  SURVIVAL  OF  REPRESENTATIONS,  WARRANTIES,  AND  COVENANTS.
     ------------------------------------------------------------
Each of the Company's and Purchaser's representations, warranties, and covenants shall  survive  the execution and delivery of this Agreement and the delivery of the  certificates  representing  the  Securities.

13.  SUCCESSORS  AND  ASSIGNS.  This Agreement shall inure the benefit of and be
     -------------------------
binding  on  the  respective  successors  and  assigns  of  the  parties hereto.

                   (BALANCE OF PAGE INTENTIONALLY LEFT BLANK)

                           SIGNATURE PAGE FOR ENTITIES

IN WITNESS WHEREOF, the undersigned represents that the foregoing statements are true  and  that it has caused this Subscription Agreement to be duly executed on its  behalf  on  this  25th  day  of  April,  2000.

                                   FAC ENTERPRISES, INC.
                                   ---------------------------------------------
                                   Printed  Name  of  Subscriber

                                   By:  /s/  Howard Appel
                                   ---------------------------------------------
                                          (Signature  of  Authorized  Person)

                                        Howard Appel - President
                                   ---------------------------------------------
                                   (Printed  Name  and  Title)

Accepted  this  25th  day  of  April,  2000:

TRIM  FAST  GROUP,  INC.

By:  Michael  Muzio
    ---------------
Title:  C.E.O.
       -------

Full  Name  and  address  of  Purchaser  for  Registration  Purposes:

NAME:  FAC ENTERPRISES, INC.
ADDRESS: The GSB Building One Belmont Avenue, Suite 417 Bala Cynwyd, PA. 19004
TEL.  NO.  (610)  660-5906
FAX  NO.  (610)  660-5905
CONTACT  NAME:  Howard Appel

Delivery  Instructions  (if  different  form  Registration  Name):
NAME:
ADDRESS:
TEL.  NO.:
FAX  NO.:
CONTACT  NAME:

                  CONVERTIBLE DEBENTURE SUBSCRIPTION AGREEMENT

     THIS  CONVERTIBLE  DEBENTURE SUBSCRIPTION AGREEMENT IS EXECUTED IN RELIANCE
UPON  THE  EXEMPTION  PROVIDED BY SECTION 4(2) ("SECTION 4(2)") FOR TRANSACTIONS
NOT  INVOLVING  ANY PUBLIC OFFERING UNDER THE SECURITIES ACT OF 1993, AS AMENDED
(THE  "SECURITIES  ACT").

     THE  SUBSCRIPTION  AGREEMENT  (this  "Agreement")  has been executed by the undersigned  in  connection  with  the  private  placement of up to a maximum of
$3,000,000  in aggregate principal amount of 12% Convertible Debentures Due July
13,  200  1  (hereinafter  referred to as the "Convertible Debentures"), of TRIM
FAST  GROUP,  INC.,  a  corporation  organized  under  the  laws of the State of
Delaware,  Nasdaq  OTC  Market  Symbol  "TRIM")  (hereinafter referred to as the
"Company").  The  Convertible  Debentures  being sold pursuant to this Agreement have  not  been  registered  under the Securities Act. In addition to such other terms as are set forth in this Agreement; (i) the terms on which the Convertible
Debentures  may  he  converted into shares of Common Stock, $.00 1 par value, of the  Company  (the  "Common  Stock")  and  the  other  terms  of the Convertible
Debentures  are  set forth in the Form of Convertible Debentures attached hereto as ANNEX I (the "Form of Convertible Debenture");(ii) the collateral provided as additional  security  and  as  an  incentive  for  Purchaser  to  purchase  the
Convertible  Debentures  is  set  forth  in  attached  ANNEX  II; and, (iii) the
Security  Agreement which grants Purchaser a secured interest in the Security is attached  hereto  as  ANNEX  III The offer of the Convertible Debentures and, if this  Subscription Agreement is accepted by the Company, the sale of Convertible
Debentures  is  being made in reliance upon Rule 506 of Regulation D promulgated under  Section 4(2). (All dollar amounts in this Agreement are expressed in U.S.
Dollars.)

          The  undersigned  Purchaser

          Name:     GRIBALT  U.S.,  INC., a  Colorado  corporation
                    ---------------------------------------------
          Address:     1177  W.  Hastings,  Ste.  2000,  Vancouver  B.C.  V6E2K3
                       ---------------------------------------------------------

     If  applicable,  a  corporation  organized  under the laws of Pennsylvania, hereinafter  referred  to as "Purchaser") hereby represents and warrants to, and agrees  with  the  Company  as  follows:

     1.     AGREEMENT  TO  SUBSCRIBE
            ------------------------

          A.     Subscription.  The  undersigned  Purchaser  hereby  irrevocab1y
(subject  to  Paragraph  9  hereof) subscribes to purchase Five Hundred Thousand
($5OO,OOO)  in  aggregate principal  amount of Convertible Debentures, having a purchase  price  of  1OO%.

          B.     Form of Payment. Purchaser shall pay the purchase price for the
Convertible  Debentures  by  delivering  good  funds in United States Dollars in accordance  with  Paragraph 1(c) below, to the escrow agent (the "Escrow Agent")
identified  in  the Escrow Instructions attached hereto (the "Escrow Agreement")
and  marked  as Annex IV. The Company shall deliver one or more certificates for the  Convertible  Debentures  to  the  Escrow  Agent,  and  upon  payment by the
Purchaser of the purchase price for the Convertible Debentures, the Escrow Agent shall  cause the Convertible Debentures purchased thereby by the Purchaser to be delivered to the Purchaser as set forth in paragraph 1(c) below. By signing this
Agreement,  the  Purchaser  and  the Company each agrees to all of the terms and conditions  of,  and becomes a part to, the Escrow Instructions attached hereto, all  of  the provisions of which are incorporated herein by this reference as if set  forth  in  full  at  this  point.

          C.     Method  of  Payment.  Payment  of  the  purchase  price for the
Convertible  Debentures  shall  be  made  by  wire  transfer  of  funds  to:

     Account  Name:     Wasserman,  Comden  &  Casselman,  L.L.P.  Trust Account
     Bank:              Manufactures  Bank
                        Los  Angeles  Main  Branch
                        l35  East  9th  Street
                        Los  Angeles,  Calif.  90015
     Account  No:       01-257-862
     Bank  ABA  No:     122226076

          No  later  than  five (5) calendar days after the Company accepts this
Agreement  and  all other subscription agreements for the Convertible Debentures and  delivers  a  signed  counterpart  of  this  Agreement  to the Purchaser and delivers the certificate(s) for the Convertible Debentures to the Escrow Agents,
the Purchaser shall deliver the escrow funds to the Escrow Agent and the Company shall  deliver  the certificates for the Convertible Debentures to the Purchaser
(the  "Closing Date").  Such delivery to the Purchaser shall be by hand delivery or  by  overnight  courier  to  such  address  as  the  Purchaser  may  direct.

     2.   PURCHASER  REPRESENTATIONS;  ACCESS  TO
          ---------------------------------------
          INFORMATION:  INDEPENDENT INVESTIGATION
          ---------------------------------------

          A.     Purchaser  Representations and Warranties. Purchaser represents and  warrants  to  the  Company  as  follows:

               (a)     Purchaser  is  either a "sophisticated purchaser" because
he has such knowledge and  experience in financial and business  matters that he is capable of evaluating the merits and risks of the  prospective  investment or an "accredited Investor" because he meets one of the following requirements:

                    (i)     He  is  a natural person whose individual net worth,
or  joint net worth with his spouse, exceeds $1,000,000,and either he is ab1e to bear the economic risk of investment in the Convertible Debentures investment or this investment does not exceed 10% of his net worth or joint net worth with his spouse;

                    (ii)     He is a natural person who had individual income in
excess  of  $200,000  in each of the two most recent years, or joint income with that person's spouse in excess of $300,000 in each of those years and reasonably expects  to  reach  the  same income level in the current year, and either he is able  to  bear  the economic risk of investment in the Convertible Debentures or this investment does not exceed 10% of his net worth or joint net worth with his spouse;  or

                    (iii)     It  is  an  organization  described in section 501
(c)(3)  of  the  Internal  Revenue  Code  of  1986, as amended (i.e., tax exempt entities), corporation, Massachusetts or similar business trust, or partnership, not  formed  for  the  specific purpose of acquiring Units, with total assets in excess  of  $5,000,000;

                    (iv)     It  is  a  trust,  with  total  assets in excess of
$5,000,000,  not  formed  for  the  specific  purpose  of  acquiring Convertible
Debentures,  whose purchases are directed by a sophisticated person as described under  the  first  alternative  under  Category  A  above;

                    (v)     It  is  bank  as  defined  in Section 3(a)(2) of the
Securities  Act,  or  a  savings  and  loan  association or other institution as defined  in  Section  3(a)(5)(A)  of  the  Securities Act, whether acting in its individual  or  fiduciary  capacity;  a  broker or dealer registered pursuant to
Section  15  of  the  Securities  Exchange  Act of 1934; an insurance company as defined  in  Section  2(13)  of  the  Securities  Act;  or an investment company registered  under  the  Investment  Partnership  Act  Of  1940  or  a  business development  company  as  defined  in  section  2(a)(48)  of  that  Act;

                    (vi)     It  is  a  Small  Business  Investment  Partnership
licensed  by  the U.S. Small Business Administration under Section 301(c) or (d)
of  the  Small  Business  Investment Act of 1958; a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;
an  employee  benefit  plan  within  the  meaning  of  Title  I  of the Employee
Retirement  Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings  and  loan  association,  insurance  company,  or  registered investment adviser,  or  if  the  employee  benefit  plan  has  total  assets  in excess of
$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons  that  are  accredited  investors  as  described  above;

                    (vii)     He  is  a  director  or  executive  officer of the
Company;  or,

                    (viii)     It is an entity in which all of the equity owners
are  Accredited  Investors.

               (b)     Purchaser  is  sufficiently  experienced in financial and
business  matters  to  be  capable  of  evaluating  the  merits and risks of its investments,  and  to make an informed decision relating thereto, and to protect its  own  interests  in  connection  with  the  transaction.

               (c)     Purchaser  is  purchasing  the Convertible Debentures for
its  own  account or for the account of beneficiaries for whom the Purchaser has full  investment  discretion, each of which beneficiaries is bound to all of the terms and provisions hereof including all representations and warranties herein.
Purchaser  is purchasing the Convertible Debentures for investment purposes only and,  not  with  an intent towards further sale or distribution thereof, and has not  prearranged  any  sale  with  any  other  purchaser.

               (d)     The Convertible Debentures have not been registered under
the  Securities  Act and may not be transferred, sold, assigned, hypothecated or otherwise  disposed  of unless such transaction is the subject of a registration statement  filed  with  and  declared  effective  by the Securities and Exchange
Commission (the "SEC") or unless an exemption from the registration requirements under the Securities Act such as Rule 144 is available. Purchaser represents and warrants  and  hereby  agrees  that  all  offers  and  sales  of the Convertible
Debentures  and the Common Stock issuable upon conversion thereof (collectively, the  "Securities")  shall  be made only pursuant to such registration or to such exemption  from  registration which exemption the Company may require an opinion letter  from  counsel  which demonstrates the availability of the exemption from registration  before  the Company will recognize any transfer of the Securities.

               (e)     Purchaser  acknowledges  that  the  purchase  of  the
Securities  involves  a  high  degree of risk, is aware of the risks and further acknowledges that it can bear the economic risk of the Securities, including the total  loss  of  its  investment.

               (f)     Purchaser  understands  that  the  Securities  are  being
offered  and  sold  to  it  in  reliance  on  an exemption from the registration requirements  of  the Securities Act, and that the Company is relying upon truth and accuracy of the representations, warranties, agreements, acknowledgments and understanding  of  Purchaser  set  forth  herein  in  order  to  determine  the applicability  of  such  safe harbor and the suitability of Purchaser to acquire the  Securities.

               (g)     Purchaser  is  purchasing  the  Securities  for  its  own
account  or  for  the  account  of  beneficiaries  for  whom  Purchaser has full investment  discretion  and  not with a view to, or for sale in connection with, any "distribution" (as such term is used in Section 2(11) of the Securities Act)
thereof.

               (h)     In evaluating its investment, Purchaser has consulted its
own  investment  and/or  legal  and/or  tax  advisors.

               (i)     Purchaser  is  not  an  underwriter  or  dealer  in,  the
Securities, Purchaser is not participating, pursuant to a contractual agreement, in  the  distribution  of  the  Securities.

          B.     Current  Public  Information.  Purchaser  acknowledges  that
Purchaser has been furnished with or has acquired copies of the Company's Annual
Report  on  Form  10-KSB  for  the  year  ended December 31, 1999 filed with the
Securities  and  Exchange  Commission  and  the  Forms  1O-QSB  and  8-K  filled thereafter  (collectively  the  "SEC  Fillings").

          C.     Independent Investigation; Access.  Purchaser acknowledges that
Purchaser,  in  making  the  decision  to  purchase  the  Convertible Debentures subscribed  for,  has  relied  upon independent investigation made by it and its purchaser  representatives,  if  any,

and  Purchaser  and  such representatives, if any, have prior to any sale to it, been  given  access  and  the  opportunity to examine all material contracts and documents  relating to this offering and an opportunity to ask questions of, and to  receive  answers  from,  the  Company  or  any  person  acting on its behalf concerning  the  terms  and  conditions  of  this  offering.  Purchaser  and its advisors,  if  any,  have  been  furnished with access to all publicly available materials  relating  to  the business, finances and operation of the Company and materials  relating  to  the  offer  and  sale of the Securities which have been requested.  Purchaser  and  its  advisors  if  any,  have  received complete and satisfactory  answers  to  any  such  inquiries.

          D.     No Government Recommendation or Approval. Purchaser understands that  no  federal  or  state agency has passed on or made any recommendations or endorsement  of  the  Convertible  Debentures.

          E.     Entity  Purchasers.  If Purchaser is a partnership, corporation or  trust,  the  person  executing  this  Agreement on its behalf represents and warrants  that:

               (a)     He  or  she  has  made  due  inquiry  to  determine  the
truthfulness  of  the  representations  and  warranties  made  pursuant  to this
Agreement.

               (b)     He  or  she  is  duly authorized (if the undersigned is a
trust,  by  the  trust  agreement) to make this investment and to enter into and execute  this  Agreement  on  behalf  of  such  entity.

               (c)     The entity was not formed for the purpose of investing in
the  offered  securities.

               (d)     In  the  case  of  a  partnership,  each  person  in  the
partnership  is  an  "accredited  investor"  or  a  "sophisticated purchaser" as required  for  each  Purchaser  under  Section  2(a)(i).

          F.     Non-Affiliate.  Purchaser  represents,  warrants  and covenants that  it  is  not  affiliate  of  the  Company.

     3.     ISSUER  REPRESENTATIONS
            -----------------------

          A.     Reporting  Company Status.  The Company is a "Reporting Issuer"
under  the Exchange Act of 1934, as amended (the "Exchange Act"). The Company is in  full  compliance,  to  the extent applicable, with all reporting obligations under  either  Section  12(b),  12(g)  13(a)  or  15(d) of the Exchange Act. The
Company  has  registered  its  Common  Stock  pursuant  to  Section 12(g) of the
Exchange  Act,  and the Common Stock is listed on the Nasdaq OTC Market, and the
Company  has received no adverse notice, either oral or written, with respect to its continued eligibility for such listing. The Company will take all such steps as may be necessary for the additional listing of the Common Stock issuable upon conversion of the Convertible  Debentures on the Nasdaq OTC Market.  The Company
has filed all  materials  required to be filed by it pursuant to all  applicable reporting obligations under Section 13(a) or 15(d) of the Exchange Act.

          B.     Terms  of  Convertible Debentures. The terms of the Convertible
Debentures  shall be as set forth in the Form of Convertible Debenture delivered to  Purchaser  as  Annex  I.

          C.     Legality.  The  Company  has  the requisite corporate power and authority  to  enter  into  this  Agreement  and  to issue, sell and deliver the
Securities; this Agreement and the issuance, sale and delivery of the Securities hereunder  and  the  transactions contemplated hereby have been duly and validly authorized  by all necessary corporate action by the Company; this Agreement and the  Securities have duly and validly executed and delivered by and on behalf of the Company, and are valid and binding agreements of the Company, enforceable in accordance  with their respective terms, except as enforceability may be limited by  general equitable principles, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws affecting creditors' rights generally.
The  Convertible  Debentures and common stock  issueable upon  conversion of the convertible  debentures  will  not  subject  the  holders  thereof  to  personal liability by reason of being such holders.

          D.     Proper  Organization.  The  company  is  a  corporation  duly organized,  validly  existing  and  in  good  standing  under  the  1aws  of its jurisdiction  of incorporation and is duly qualified as a foreign corporation in all  jurisdictions  where the failure to be so qualified would have a materially adverse  effect  on  its  business,  taken  as  whole.

          E.     No  Lega1  Proceedings.  There is no action, suit or proceeding before  or by any court or any governmental agency or body, domestic or foreign, now  pending  or,  to  the  knowledge  of  the  Company,  threatened, against or affecting the Company, or any of its properties or assets, which might result in any  material adverse change in the condition (financial or otherwise) or in the earnings,  business affairs or business prospects of the Company, or which might materially  and adverse1y  affect the  properties or assets  thereof,  except as described in the SEC Filings.

          F.     Non-Default.  The  Company,  except  as  described  in  the SEC
Filings,  is  not  in  default  in the performance or observance of any material obligation,  agreement,  covenant  or  condition  contained  in  any  indenture, mortgage, deed of trust or other material instrument or agreement to which it is a  party  or  by  which  it  or  its  property  may  be  bound.

          G.     No  Misleading  Statements.  None of the SEC Filings, and as of
their respective dates, none of the Company's other filings with the SEC contain any knowingly untrue statement of a material fact or known omission to state any material  fact required to be stated therein or necessary to make the statements therein,  in  light  of  the  circumstances  under  which  they  were  made, not misleading.

          H.     No Adverse Change. There has been no material adverse change in the financial condition, earnings, business affairs or business prospects of the
Company since the date of the Company's most recent Form 10-KSB or 10-QKSB filed pursuant to the Exchange Act.

          I.     Absence  of  Non-Disclosed Facts. There is no fact known to the
Company  (other  than general economic conditions known to the pub1ic generally)
that  has  not  been  disclosed  in  writing  to  the  Purchaser  that: (i)could reasonably  be  expected  to  have  a  material  adverse effect on the condition
(financial  or  otherwise)or  in  the  earnings,  business  affairs,  business prospects,  properties  or  assets  of  the Company; or (ii) could reasonably be expected  to  materially  and  adversely  affect  the  ability of the Company to perform  its  obligations  pursuant  to  this  Agreement  and  the  Convertible
Debentures,  except  as  described  in  the  SEC  Filings.

          J.     Registration  Transfer  Restrictions.  The Company has provided its  Transfer Agent with irrevocab1e instructions as attached here to as Annex V
(the  "Irrevocab1e  Instructions"),  to  issue  one  or  more  certificate(s)
representing  the  shares  of  Common  Stock

to  the  holders  of  the  Convertible  Debentures  upon  the  conversion of the
Convertible  Debentures  at  any  time  after  the  Closing  Date  without  any restrictive  legend  or  stop  transfer  instructions  and  without  any further instruction  or opinion from the Company, provided that the Company is presented with  certificates  representing  shares  of  the  Convertible  Debentures to be converted,  together  with  an  executed  Conversion  Certificate in the form of
Exhibit  A  attached  to the Form of Convertible Debenture, and provided further that  the  Common  Stock is being sold pursuant to the registration statement on
Form S-2 or such other registration as set forth below. Upon compliance with the foregoing  upon  issuance, such Common Stock shall be freely transferable on the books  and  records  of  the  Company.

               No  later  than 45 days after the Closing Date, the Company shall fi1e a registration statement on Form S-2 under the Securities Act and under all applicab1e  Blue  Sky  laws  covering  the  Common  Stock  and  shall  have such registration  statement  to be declared effective within 120 days of the Closing
Date,  by  the SEC, all at the Company's sole cost and expense. Company promptly responding  to  all  comments  received  by  the SEC staff, upon written request providing  Purchaser  or  its counsel with contemporaneous copies of all written communications  from  the SEC staff and promptly preparing and filing amendments to  such  registration  statement  which are responsive to the comments received from  the  SEC  staff.  Such  registration  statement  shall name Purchaser as a selling  shareholder  and  shall  provide  for  the  sale of the Common Stock by
Purchaser  from  time  to time directly to purchasers or in the over-the-counter market through or to securities brokers or dealers that may receive compensation in  the  form  of  discounts,  concessions,  or  commissions. This obligation to register  the  Common  Stock  is  in  addition  to  the  Company's  registration obligation described in Section 10 hereunder. None of the foregoing shall in any way  limit  Purchaser's rights to sell the Common Stuck issuable upon conversion of  the  Convertible
Debentures  in reliance on an exemption from the registration requirements under the  Securities  Act  in  connection  with  a  particular  transaction.

               In the event that the Company fails to register the resale of the
Common  Stock  issuable upon conversion of the Convertible Debentures within 120 days  after  the  Closing  Date,  the  Company  will, upon the presentation of a reasonably  acceptable opinion of the Purchaser's counsel allow the Purchaser to offer  and sell the shares of Common Stock in reliance on the provisions of Rule
144 provided that the holding period and other requirements of such Rule 144 are met.  In the event the Company either (a) fails to file a registration statement covering  the  Common  Stock  issuable  upon  conversion  of  the  Convertible
Debentures,  within  45 days of the first Closing Date or (b) fails to have such registration  statement  declared  effective  by  the  Securities  and  Exchange
Commission   within  120  days  of  the  first  Closing   Date,   Company  shall
automatically be subjected to the penalties set forth in attached Annex I.

               Regardless  of  whether  the  Company registers the resale of the
Common Stock issuable upon conversion of the Convertible Debentures, the Company will,  upon the presentation of an opinion of the Purchaser's counsel, allow the
Purchaser  to  offer  and  sell  the  shares  of Common Stock in reliance on the provisions  of  Rule  144,  at  the  option  of  Purchaser.

          K.     Non-Contravention. The execution and delivery of this Agreement and  the  consummation  of  the  issuance of the Securities and the transactions contemplated  by this Agreement do not and wi11 not conflict with or result in a breach  by  the  Company  of  any of the terms or provisions of, or constitute a default  under  the  Articles  of Incorporation or bylaws of the Company, or any indenture, mortgage, deed of trust, or other  material  agreement or  instrument to  which  the  Company  is  a  party or by which it or any of its properties or assets are bound, or any existing applicable Federal  or  State  law,  rule,  or regulation or any applicable decrees, judgment or order of any court, Federal or
State  regulatory  body,  administrative  agency  or other domestic governmental body having jurisdiction over the Company or any of its properties or  assets.

          L.     Fillings.  The  Company  undertakes  and agrees pursuant to the sale  of  its  Securities  hereunder to make all necessary filings in connection with  the  sale of its Securities as required by the laws and regulations of all appropriate jurisdictions and securities exchanges in the United States, if any.

     4.     COVENANTS  OF  THE  COMPANY.  For  so  long  as  any  Convertib1e
            ---------------------------
Debentures held by the Purchaser shall remain outstanding, the Company covenants and  agrees  with  the  Purchaser  that:

          A.     It  will  at  all  times  fully reserve from its authorized but unissued shares of Common Stock such sufficient number of shares of Common Stock to  permit  the  conversion  in  full of the outstanding Convertib1e Debentures.

          B.     Upon receipt by the Company of confirmation of effectiveness of the  Registration Statement as provided in Section 10 the Company will not issue stop  transfer

instructions  to  its  Transfer  Agent  with  respect  to,  and will not place a restrictive  legend  on,  the  certificates  representing shares of Common Stock issued  or  issuable  upon  conversion  of  the  Convertible  Debentures.

     5.     LEGEND
            ------

          A.     On  or  prior to the Closing Date, the Company will prepare and issue one or more certificates for the Convertib1e Debentures registered in such name  or  names as specified by the Purchaser and cause the same to be delivered to  the  Escrow Agent. Such certificate(s) and the certificates representing the
Common  Stock  shall  bear  a  legend  in  substantially  the  following  form:

          These  securities  have  been  issued  pursuant to the Section
          4(2)  exemption  to  the  registration  provisions  under  the
          Securities  Act  of 1933, as amended.  These securities cannot be  transferred,  offered,  or  sold unless the securities are registered  under  the Securities Act or an exemption from the registration  requirements of the Securities Act is available.

               The  Company has provided its Transfer Agent with the Irrevocable
Instructions  and  pursuant  thereto  the  Company  shall  issue  one  or  more certificates  representing  shares  of  Common  Stock upon the conversion of the
Convertible  Debentures  in  accordance with the Form of Convertible Debentures.

               The  Company  warrants that upon registration of the Common Stock to be provided upon any conversion of the Convertible Debentures, no restriction or  instruction  other than the foregoing instructions and a corresponding "stop transfer"  restriction  on  the  Company's  stock  ledger will be imposed by the
Company or given by the Company to its Transfer Agent with respect to the Common
Stock  and  that, subject to the foregoing, the Common Stock issued and issuable upon  conversion  of  the  Convertible  Debentures  shall  otherwise  be  freely transferable  on  the  books and records of the Company. Nothing in this Section shall affect in any way the Purchaser's obligations and agreement to comply with all  applicable  securities  laws  upon  resale  of  the  Securities.

          B.     The  Purchaser  acknowledges  that  the  Company  is  under  no obligation  to  register the Convertible Debentures or the Common Stock issuable upon  the conversion thereof under the Securities Act other than as set forth in
Section  10  or  Section  3(j)  hereunder.

     6.     EXEMPTION:  RELIANCE  ON  SECTION  4(2).  Purchaser understands that
            ---------------------------------------
the  offer  and sale of the Convertible Debentures is not being registered under the Securities Act based on the exemption from registration provided by Rule 506 promulgated  under Section 4(2) of the Securities Act. The Company is relying on such  exemption.

     7.     CLOSING  DATE  AND  ESCROW  AGENT. Closing shall be effected through
            ---------------------------------
delivery  of  funds  to  the  Company  by  the  Escrow  Agent,  and  delivery of certificates  evidencing  the  Convertible  Debentures  to  the Purchaser by the
Escrow Agent. Each of the Company and the Purchaser agrees that the Escrow Agent has  no liability as a result of any fraudulent or unlawful conduct of any other party,  and  agrees  to  held  the  Escrow Agent harmless except as to any loss, claim,  damage or liability arising out of or is based upon any action not taken in  good  faith,  on any action or omission that constitutes gross negligence or willful  misconduct  by  the  Escrow  Agent

     8.     CONDITIONS  TO  THE  COMPANY'S  OBLIGATION  TO  SELL.  Purchaser
            ----------------------------------------------------
understands  that the Company's obligation to sell the Convertible Debentures is conditioned  upon:

          A.     The receipt and acceptance by the Company of this Agreement, as evidence  by  execution of this Agreement by the President or any Vice President or  the  Chief  Financial  Officer  of  the  Company;  and

          B.     Delivery  to  the  Escrow  Agent  by Purchaser of good funds as payment  in  full  for  the  purchase  of  the  Convertible  Debentures;  and

          C.     The  accuracy as of the Closing Date of the representations and warranties  of the Purchaser contained in this Agreement, and performance by the
Purchaser  of all  covenants  and  agreements  of the  Purchaser  required to be performed on or before the Closing Date.

     9.     CONDITIONS  TO  PURCHASER'S  OBLIGATION  TO  PURCHASE.  The  Company
            -----------------------------------------------------
understands  that  Purchaser's obligation to purchase the Convertible Debentures is  conditioned  upon:

          A.     Execution by Purchaser of this Agreement and the receipt of the
Company's acceptance of this Agreement as provided in Paragraph 3(a) above; and

          B.     Delivery  of certificates evidencing the Convertible Debentures to  the  Escrow  Agent,  as  heretofore  set  forth,  and by the Escrow Agent to
Purchaser;  and

          C.     Acceptance  by  the Company of subscriptions from the Purchaser and  other subscribers and the sale by the Company pursuant thereto of a maximum of  $3,000,000  in  principal  amount  of  Convertible  Debentures;  and

          D.     The  accuracy as of the Closing Date of the representations and warranties of the Company contained in this Agreement and the performance by the
Company  on  or  before  the  Closing Date of all covenants and agreement of the
Company  required  to  be  performed  on  or  before  the  Closing  Data.

     10.     REGISTRATION  OF  THE  SECURITIES.  In the event that the shares of
             ---------------------------------
Common  Stock  issuable  upon  conversion  of the Convertible Debentures are not subject  to an  effective  Registration  Statement  on Form S-2 filed  under the
Securities Act, the Company shall promptly and expeditiously file within 45 days of the  Closing  Date,  and cause to  become  effective  within  120 days of the
Closing Date, a registration  statement on Form S-2 under the Securities Act and all applicable Blue Sky Laws covering the sale of the Common Stock.  The Company shall  promptly  respond to all comments  received by the SEC staff upon written request,  providing  Purchaser  or its counsel on request  with  contemporaneous copies of all written  communications  from SEC staff and  promptly  prepare and file  amendments  to such  registration  statement  which are  responsive to the comments received from the SEC staff. Any such registration statement shall name
Purchaser as a selling shareholder and shall provide from the sale of the Common
Stock from time to time directly to purchasers in the  over-the-counter  market, or through or to securities  broker-dealers that may receive compensation in the form of discounts,  concessions, or commissions. Any such registration statement shall  remain  effective  for up to 12 months or until all of the Common  Stock, whichever is earlier.  The Company shall provide the Purchaser  with such number of copies of the  prospectus as shall be reasonably  requested to facilitate the sale of the Common Stock.  The Company shall bear and pay all expenses  incurred in connection with any such registration,  excluding  discounts and commissions.
The foregoing shall not in any way limit  Purchaser's  rights in connection with the Common Stock from selling such Common Stock (i) pursuant to Rule 144 or (ii)
pursuant to any other exemption from registration under the Securities Act.

     11.     GOVERNING  LAW.  This Agreement shall be governed  by and construed
             --------------
under  the laws of the State of Pennsylvania without regard to its choice of law provision.  A facsimile transmission of this signed Agreement shall be legal and binding  on  all  parties  hereto.

12.  SURVIVAL  OF  REPRESENTATIONS,  WARRANTIES,  AND  COVENANTS.
     ------------------------------------------------------------
Each of the Company's and Purchaser's representations, warranties, and covenants shall  survive  the execution and delivery of this Agreement and the delivery of the  certificates  representing  the  Securities.

13.  SUCCESSORS  AND  ASSIGNS.  This Agreement shall inure the benefit of and be
     -------------------------
binding  on  the  respective  successors  and  assigns  of  the  parties hereto.

                   (BALANCE OF PAGE INTENTIONALLY LEFT BLANK)

                           SIGNATURE PAGE FOR ENTITIES

IN WITNESS WHEREOF, the undersigned represents that the foregoing statements are true  and  that it has caused this Subscription Agreement to be duly executed on its  behalf  on  this  25th  day  of  April,  2000.

                                   GIBRALT  U.S.,  INC.,  a  Colorado  corp.
                                   ---------------------------------------------
                                   Printed  Name  of  Subscriber

                                   By:  /s/  J Ciampi
                                   ---------------------------------------------
                                          (Signature  of  Authorized  Person)

                                        John Ciampi - Treasurer
                                   ---------------------------------------------
                                   (Printed  Name  and  Title)

Accepted  this  25th  day  of  April,  2000:

TRIM  FAST  GROUP,  INC.

By:  Michael  Muzio
    ---------------
Title:  C.E.O.
       -------

Full  Name  and  address  of  Purchaser  for  Registration  Purposes:

NAME:  GIBRALT  U.S.,  INC.  a  Colorado  corporation
ADDRESS:  1177  W.  Hastings  Street,  Suite  2000  Vancouver,  B.C.  V6E2K3
TEL.  NO.  (610)  661-3707
FAX  NO.  (610)  661-4873
CONTACT  NAME:  John  Ciampi

Delivery  Instructions  (if  different  form  Registration  Name):
NAME:
ADDRESS:
TEL.  NO.:
FAX  NO.:
CONTACT  NAME:

        ANNEX I
FORM OF CONVERTIBLE DEBENTURE
WITH TERMS

Debenture:
Purchaser  shall purchase up to Three Million Dollars ($3,000,000)in Convertible
Debentures from Company provided  that Purchaser shall purchase no less than One
Million   Dollars  ($1,000,000) of Convertible  Debentures ("Initial  Purchase"),
provided  further, that  Purchaser  may, at  Purchaser's  sole option,  purchase additional Convertible Debentures of up to Two Million Dollars($2,000,000)within
Ten (10) days of the Closing Date (the "Additional Purchase").The purchase price for the Convertible  Debentures  shall  release  such funds, less legal fees and other agreed costs, to the Company within five (5) days of the Closing Date.

Interest:
The Convertible Debentures issued by the Company shall bear interest at the rate of  twelve  percent (12%) per  annum, with the first interest payment due on the ninety (90) day anniversary of the  Closing Date.  Thereafter, interest payments shall  be  due  every  Ninety (90) days until July  21, 2001,  at which time all outstanding  principal  and interest  shall be due and payable in  full.  Should
Purchaser  make an  Additional Purchase,  the interest payment dates and the due date shall be the same as for the Initial Purchase,the only difference being the total amount of interest(based upon actual number of days) which accrues between the date  upon which the Additional  Purchase is made and the first payment date described above.

The Company  shall  not  have  the option  or right to pre-pay any or all of the interest  or  principal  due under  the Convertible  Debentures. Further, in the event Purchaser elects to  convert the  Convertible Debentures into Common Stock,
Purchaser shall not have the option or right to payoff the debt evidenced by the
Convertible Debentures, either in whole or in part.

Unless otherwise noted herein, all capitalized terms shall have the same meaning as set forth in the Convertible Debenture Subscription Agreement.

Conversion:
Except  for  the  Company's  option  to  call  for  conversion of the Convertible
Debentures  into  Common  Stock as described below, Purchaser may, at Purchaser's sole  discretion  and option,  elect to convert  the Convertible  Debentures into
Common Stock of the Company.  The conversion  rate shall be the lower of: (i) Two and 50/100 Dollars  ($2.50) per share; or, (ii) seventy-five percent (75%) of the closing  bid  price of the Company's  publicly traded common stock on the Closing
Date.

In the event that: (I) the Common Stock underlying the Convertible Debentures has been  registered  with  the  Securities  and  Exchange  Commission; and, (ii) the
publicly  traded  common  stock  of the Company  has been  trading at two hundred percent  (200%)  of  the  "conversion  price"  described  above  for  twenty (20)
consecutive days,then Company, at its sole discretion and option, may demand that
Purchaser convert the  Convertible Debentures into Common Stock, which conversion shall be at the conversion price/ rate set forth above.

Regardless of who elects to convert the Convertible Securities into  Common Stock, such election shall be made in writing and submitted to the non-electing party in accordance with the notice provisions set forth in the Agreement.

The  Company  shall  not  have  the  right  to pre-pay or re-pay the principal and interest due under  the Convertible  Debentures  except  with the express  written consent of the Purchaser.

Registration:
Purchaser's registration rights are set forth in the Agreement.

Security:

Real Property: As further incentive to induce Purchaser to purchase the Convertible
Debentures,  the  Company is pledging a parcel of real property  as collateral  and security for the performance of the obligations under the Agreement.  Said security/
collateral  shall  be  free  and  clear of all  encumbrances,  except for taxes and assessments which are not yet due, and the lien given by Company to Purchaser shall be a first priority lien.  The property is  common known as  2555  Blackburn Street,
Clearwater, Florida. The legal description of the security- collateral is set forth in Exhibit "A" to  Annex II  to the Agreement and subject to the Security Agreement which is attached to the Agreement in Annex III.

Personal Property:  As  further  incentive  to  induce  Purchaser  to  purchase the
Convertible Debentures, the Company is pledging personal property as collateral and security for the performance of the obligations under the Agreement.  Said security/
collateral  shall  consist of Five Hundred Thousand Shares  (500,000) of the common stock of  InsiderStreet.com,  Inc.,  an OTC publicly listed company,  traded on the
Nasdaq  OTC  under  the symbol  NSDR.  Said  shares  shall be free and clear of all encumbrances,  non-assessable,  non-redeemable  and  fully  paid,  but shall not be freely tradeable  on  the OTC market  until registered with the SEC or such further transfer is exempt from  registration.  The shares shall be in the name of TrimFast
Group, Inc. who shall also be a party  to the Security Agreement which is  attached to the Agreement in Annex III.

Grant of Security Interest:
As provided in the  Security Agreement attached to the Agreement as Annex III,  the
Company grants Purchaser a secured interest in the security/ collateral.

Penalty Provisions:

Late Filing: In the event that Company fails to file an  S-2  Registration Statement with  the  Securities  and Exchange  Commission within forty-five  (45)  days of the
Closing  Date,  as provided in the  Agreement,  then the following  penalty shall be automatically  imposed  on  the Company. For each thirty (30) day period that passes without the Company  filing  an S-2, the Company shall either: (a) make a payment of
 .Fifty Thousand Dollars ($50,000) to the Purchaser;  or  (b) deliver Twenty Thousand
(20,000) shares of the Company's common stock to the Purchaser,  whichever Purchaser elects.

Late Effectiveness. In the event that the Company's S-2 Registration Statement filed with the Securities  and  Exchange  Commission is not  declared  "effective"  by the
Securities and Exchange Commission on or before the 120th  day following the Closing
Date,  then the  Company shall either:  (a) make a payment of Fifty Thousand Dollars
($50,000)  to the Purchaser;  or  (b) deliver Twenty Thousand (20,000) shares of the
Company's common stock to the Purchaser, whichever Purchaser elects.

Penalty  Interest.  In the  event  the  Company  fails to comply with the filing and effectiveness provisions of the Agreement, this Annex,  or is otherwise in breach of or  default  under  the Agreement  or any its  obligations or duties under the Annex agreements,  then  the  interest  due on the Convertible Debenture shall accrue at a penalty  rate of eighteen percent  (18%) per annum, effective retroactively from the
Closing  Date.  Said  penalty  interest  shall also become due in the event: (i) the closing  bid  price for  the Company's publicly traded common stock is below Two and
25/100  Dollars ($2.25) a share  for a total  of five  (5) trading days (any five (5)
days, not five (5) consecutive days) during the ninety (90) day  period described in paragraph 8  below; or, (ii) the Common  Stock underlying the Convertible Debentures are not registered within six (6) months of the Closing Date.

Reset Provision:
During the first ninety (90) days following the effective date upon which the Common
Stock underlying  the Convertible Debentures is  registered,  there shall be one (1)
reset  of the  conversion price of the Convertible Debentures.  The conversion price shall  be  adjusted to seventy-five percent  (75%)  of the lowest closing  bid price during said ninety (90) day period,  with a minimum of One Dollar  ($1.50) per share.

Warrants:
The Company shall also grant to the Purchaser warrants to purchase up to Four Hundred
Fifty Thousand  (450,000) shares  of the Company's  common stock at an exercise price equal to the  lower of  either the  conversion price at the Closing Date or the reset price described in paragraph 8 above.

                             INTERCREDITOR AGREEMENT

     This   Intercreditor   Agreement   is  entered  into  by  and  between  FAC
ENTERPRISES,  INC. a Pennsylvania  corporation ("FAC") and GRIBALT U.S., INC., a
Colorado corporation,  ("GRIBALT") (collectively the "Purchasers"), with respect to the following.

                                    RECITALS

          A.   Purchasers have individually entered into a Convertible Debenture
               Subscription Agreement (the "Convertible Debenture") of even date herewith  with  TRIMFAST  GROUP,  INC.,  a  Delaware  corporation
               (hereinafter the "Company").

          B.   As part of the  Convertible  Debenture,  the Company  granted the
               PURCHASERS a security  interest in certain  real  property and in
               Five Hundred Thousand Shares (500,000) of common stock in Insider
               Street.com (collectively the "Security"),  pursuant to a Security
               Agreement of even date herewith (the Security Agreement").

          C.   Purchases  wish to provide for their joint and equal  protection, in pari parsu,  amongst each other with regard to the Security in the event of a breach of or default under the Security Agreement, or other related agreements, by the Company.

          D.   If, and only, the Company  commits a breach of or a default under the Convertible Debenture,  the Security Agreement,  or any other contract or agreement  executed by the Company with regard to the transactions  contemplated by the Convertible Debenture,  each of the  Purchasers  will  have a  mutual  interest  in the  Security granted to them  pursuant to the  Convertible  Debenture  and the
               Security  Agreement and they wish to enter into this agreement to clarify  their  rights  and  obligation  in the event of a such a default.

          NOW  THEREFORE,  in  consideration  of  the  mutual promises contained herein, the parties  agree  as  follows:

               1.   The  Recitals  are  incorporated  herein  the same as if set forth at this point.

               2.   If the Company fails to perform all of its obligation  under the Convertible  Debenture,  including all related  contract and agreements (all of which are collectively referred to as the "Convertible  Debenture"),  or is otherwise in breach of or default under the Convertible Debenture,  then and one of the Purchasers may declare that the Company is in breach and
                    /or default and shell immediately advise other party of said
                    default   pursuant   to  the   notice   provision   of  this
                    Intercreditor Agreement.

               3.   Thereafter, any Purchaser may foreclose on the Security, the proceeds of which shall be divided  among the  Purchasers in direct proportion to their respective  percentage  ownership of,  /investment in purchase of the  Convertible  Debenture, broken  down  to  the  nearest  one  hundredth  of  a  point percentage  rate regardless of which of them may be in first position  pursuant  to a any UCC  filing,  deed of  trust or other  instrument  which may provide one of the Purchasers a priority over the others with respect to the  Security.  The foreclosing  party(ies)  shall be a trustee on behalf of the nonforeclosing  party(ies)  for the  purpose of holding  the nonforeclosing  party's(ies)  interest in the  collateral in trust and thereafter distributing the property together with an accounting to the nonforeclosing party.

               4.   If any  Purchaser  brings  any legal  action  regarding  any provision of this  Agreement,  the  prevailing  party in the litigation  or  arbitration  shall be  entitled  to  recover reasonable  attorney's  fees and costs from the other party, in addition to any other relief that may be granted.

               5.   Any notice  required  or  permitted  to be given  under this agreement  shall be  written,  and may be given by  personal delivery or by  registered  or certified  mail,  first-class postage prepaid,  return receipt requested.  Notice shall be deemed  given upon  actual  receipt in the case of  personal delivery, or if mailed upon mailing. Mailed notices shall be addressed  as follows,  but each part may change his address by written notice in accordance with paragraph:

                    If to FAC:

                         FAC  ENTERPRISES,  INC.,  a  Pennsylvania  corporation
                         GSB  Building
                         1  Belmont  Avenue,  Suite  518
                         Bala  Cynwyd,  Pennsylvania  19004
                         Telephone  (610)  660-5906
                         Fax  No.:  (610)  660-5905

                    With a copy to:

                         L.  Stephen  Albright,  Esq.
                         WASSERMAN  COMDEN  &  CASSELMAN
                         5567  Reseda  Blvd.  Ste.  330
                         Tarzana,  CA.  91356
                         Telephone  No.:  (818)  705-6800
                         Fax  No.:  (818)  345-0162

                    If to GIBRALT:

                         GIBRALT  U.S.,  INC.,  a  Colorado  corporation
                         Suite  2000
                         1177  W.  Hastings
                         Vancouver,  British  Columbia  V6E2K3
                         Attention:  John  Ciampi
                         Phone  No.:  (604)  687-3707
                         Fax  No.:  (604)  661-4873

               6.   Neither  party  assign  this  Agreement  without  the  prior written consent of all the other parties.

               7.   This  agreement  shall be binding on and shall  inure to the benefit of the heirs, executors, administrators, successors, and assigns of each of the parties hereto.

               8.   This  agreement  shall  be  governed  by  and  construes  in accordance with the laws of California.

          Dated:_________,  2000          FAC ENTERPRISES, INC.,  a corporation

                    By:  /s/ Howard Appel
                       ----------------------------------------
                    Name:  Howard Appel
                         --------------------------------------
                    Title:  President
                          -------------------------------------

                           And

                    By:_____________________________
                    Name:__________________________
                    Title:____________________________

          Dated: April_____, 2000     GIBRALT U.S., INC., a Colorado corporation

                    By:  /s/  J. Ciampi
                       ----------------------------------------
                    Name:  John Ciampi
                         --------------------------------------
                    Title:  Treasurer
                          -------------------------------------

               And  By:
                       ----------------------------------------
                    Name:
                         --------------------------------------
                    Title:
                          -------------------------------------

                          PLEDGE AND SECURITY AGREEMENT

This  PLEDGE  AND SECURITY AGREEMENT ("Security Agreement") is made this____ day of  April,  2000,  by,  between  and  among  TRIM  FAST  GROUP,  INC.,  a Nevada corporation(the  "Company",  "Debtor"  or  "Pledgor"),  on the one hand, and FAC
ENTERPRISES,  INC.  a  corporation  ("FAC")  and  GIBRALT U.S., INC., a Colorado corporation  ("GIBRALT")  (FAC and GIBRALT are collectively hereinafter referred to  as "Secured Party" or "Secured Parties"), on the other hand, with respect to the  following.

                                    RECITALS

     A.   concurrently herewith, Company sold and issued to the Secured Parties, and the Secured  Parties,  as  Purchaser,  purchased  from the Company
          twelve   percent   (12%)    Convertible    Debentures    ("Convertible
          Debentures").

     B.   In order to induce the  Secured  Parties to purchase  the  convertible
          Debentures,  the Company desires and wishes to grant to the Purchasers a secures  interest in the real property  described in Exhibit "A" and the personal property described in attached Exhibit "B", both of which are attached  hereto and  incorporated  herein by this  reference.

     C.   Debtor and Secures  Parties now mutually  desire  Debtor to secure the obligations under the Convertible Debenture to Secured Parties,  which obligation are evidence by the Convertible Debenture and this Security
          Agreement  (the  "Obligation")  in a  principal  amount of up to Three
          Million  Dollars  ($3,000,000)  and for Debtor to pledge the  personal
          property    listed   on   attached    Exhibits    "A"   and   "B"   as
          security/collateral   for  the  payments  due  under  the  Convertible
          Debenture  and to secure  the  performance  of the  Company  under the
          Convertible Debenture (the "Security") on the terms and conditions set forth herein.

NOW,  THEREFORE,  in  consideration  of  and  reliance on the mutual convenants, conditions, promises  and  representations contained herein, the  parties hereto agree as
follows:

     1.   Recitals.  The recitals stated above are  incorporated  herein by this
          --------
          reference as if set forth in full.

     2.   Definitions.  As used in this Security Agreement,  the following terms
          -----------
          shall have the following meanings:

          2.1  "Collateral" and "Security" mean the personal  property set forth and fully described on Exhibit "A" attached hereto.

          2.2  "Debtor" or "Pledgor"  shall mean the Company.

          2.3  "Convertible  Debenture"  shall  mean  the  Company's  obligation represented by the Convertible Debenture  Subscription  Agreement
               and all documents and agreement related thereto and executed as a part thereof.

          2.4  "Lien"  means any  security  interest,  mortgage,  pledge,  lien,
               attachment,  claim,  charge,  encumbrance,   agreement  retaining
               title,  or other  interests in, to or covering the Security.

          2.5  "Obligation"  mean  any  and  all  existing  and  future  duties, obligation,  indebtedness  and  liabilities  of  the  Company  to
               Secured Parties, including attorneys' fees, incurred in enforcing this  Security  Agreement  or  collection  payment  due under the
               Convertible  Debenture.

          2.6  "Breach" and "Default" mean an event or omission that is or would be a breach or default under this Security Agreement or any other document evidencing, creating or relating to the security for and performance  of  the  Obligations.

          2.7  Terms  defined  in the  California  Uniform  Commercial  Code not otherwise  defined in this  Security  Agreement  are used in this
               Security  Agreement  as  defined in that Code on the date of this
               Security Agreement.

     3.   Grant of Security  Interest and Pledge of Collateral.  For the purpose
          ----------------------------------------------------
          of  providing   Secured   Parties  with  security  for  the  Company's
          performance under the Convertible  Debenture,  then the Company hereby grants to Secured Parties a security  interest in and to the Security, which  is more  specifically  described  and  set  forth  in  attached
          Exhibits  "A"  and "B"  and  which  are  incorporated  herein  by this reference,  and pledges one hundred  percent (100%) of their interests in and to Security to Secured Parties.  Further,  Debtor shall execute any and all other documents necessary to grant,  perfect and otherwise effect notice that Secured Parties have a security interest also grant
          Secured  Parties the full power of attorney to sign such  documents on behalf of the  Debtor  in the event any of the  Debtor is unable to or refuse to sign such documents.

               With regard to the stock pledged as Security,  the Debtor pledges all its right,  title and interest in and to the stock to Secured
               Parties,  without any exception,  qualification  or  reservation.
               Debtor acknowledges that it is pledging the stock as security for the Convertible  Debenture and that upon any default or breach by the Company of the  Convertible  Debenture  or any of the related agreements,  the Secured  Parties shall have the right and option to foreclose  upon the stock and assume  ownership and control of same.

               Debtor  also  grants the  Secured  Parties the right and power to
               endorse  to  stock   certificates  on  behalf  of  and  in  their
               respective names and to transfer  ownership there of in the event of a default which is not cured as provide herein.

  4. Debtor's  Convenants.
     ---------------------

     Debtor  shall"

     4.1  Perform  all  promises  and  obligations  owed by them to the  Secured
          Parties;
     4.2  Pay all  expenses,  including  attorney's  fees,  incurred  by Secured
          Parties in the perfection, preservation,  realization, enforcement and exercise of its rights under this Security Agreement;
     4.3  Indemnify  Secured  parties  against  loss  of  any  kind,   including
          reasonable attorney's fees, caused to Secured Parties by reason of its interest in the Security;
     4.4  Not sell, lease,  transfer, or otherwise dispose of or hypothecate the
          Security,  without the express  prior  written  consent of the Secured
          Parties,  which consent may be withheld or granted by Secured  Parties at their sole discretion;
     4.5  Not permit any liens on the Security, except the lien by this Security
          Agreement;
     4.6  Not use the Security for any purpose or in any way that would void any effective  insurance;
     4.7  Perform all acts  necessary  to  maintain,  preserve,  and protect the
          Security;
     4.8  Notify Secured Parties  promptly in writing of any default,  potential default,  or any development that might have a material adverse effect on the Security:  and ,
     4.9  Not issue any stock, stock rights,  options , or other interest in the
          Security  which would have the effect of diluting the shares of common stock pledged to Secured Parties as part of the Security.

     5.  Debtor's   Representations   and   Warranties. Debtor   covenants,
         ---------------------------------------------
         warrants  and  represents  as  follows"

          5.1  Debtor has the full  capacity to  understand  and enter into this
               Security  Agreement  and posses all the  necessary  authority and power to conduct its business in the fashion now conducted and as contemplated herein, wherever conducted;

          5.2  The  Security  Agreement  is a valid and  binding  obligation  of
               Debtor.  This  Security  Agreement  creates  a  perfected,  first priority  security interest  enforceable  against the Security in
               which   Debtor's   rights  will  be  effected  as  this  Security
               Agreement,  and creates a perfected,  first priority interest for the benefit of Secured Parties,  which is enforceable against the
               Security;

          5.3  No default or potential default exists; and,

          5.4  Debtor owns the Security, subject only to real property tax liens placed against the real property for taxes which are not yet due.
               No delinquent  taxes or assessments  are due. The shares of stock are free and clear of any and all liens and  encumbrances and are not subject to any other agreement or arrangement effecting them, they are fully paid, non-assessable and non-redeemable.

     6.   Termination.  This  Security Agreement shall  continue  in effect even
          -----------
          though from  time-to-time  there may be no  outstanding  obligation or commitments  under  this  Security  Agreement  and/or  the NOTE.  This
          Security   Agreement  shall   terminate  when  (a)  Debtor   completes
          performance of all obligations to Secured Parties,  including  without limitation the satisfaction of the Convertible Debenture.
     7.   Default.  Debtor  shall be in default  under this  Security  Agreement
          --------
          ("Event of Default") if:

          7.1  The Company fails to perform under the Convertible Debenture;
          7.2  The Company commits any breach of this Security Agreement, or any future  amendment  to  this  Security  Agreement,  or  any  other agreement between Debtor and Secured Parties: or,
          7.3  Any warranty, representation or statement made by or on behalf of
               Debtor in or with respect to the Security Agreement, is false.

     8.   Remedies.
          ---------

          8.1  Upon an  Event  of  Default,  Secured  Parties  may,  at its sole option:
          (a)  Declare  the  Obligations  immediately  due and  payable  without demand, presentment, protest or notice to Debtor;
          (b)  Terminate any obligations or to make advances, if any;
          (c)  Exercise all rights and remedies  available to a secured creditor after default, including but not limited to the rights of secured creditors under the Uniform Commercial Code (the "UCC");
          (d)  Perform any of Debtor's Obligations under this Security Agreement for Debtor's account; or,
          (e)  Take   possession  of  the  Security  in   satisfaction   of  the
               Obligations  and sell same in  accordance  with the  public  sale provisions of the UCC.

          8.2  upon notice of an Event of Default by the Secured Parties, Debtor shall:

          (a)  Assemble the Security and make it and all records  relating to it available to Secured Parties as Secured Parties directs: and,
          (b)  Allow Secured  parties,  its  representatives,  and its agents to enter the  premises  where all or any part of the  Security,  the records, or both may be, and remove any or all of it.

     9.   Assignment.  This Security Agreement shall bind and enure to the
          -----------
          benefit of the parties successors,  heirs and assigns. However, Debtor may not assign its rights,  duties and obligation  under this Security
          Agreement or the Convertible  Debenture without Secured Parties' prior written  consent.  However,  the Secured Parties has the  unrestricted right to assign its  rights in and to the  Convertible  Debenture  and this Security Agreement, in whole and in part, at any time.

     10.  Notices.  Any  communication to be given to any party to this Security
          --------
          Agreement  shall  be in  writing  and  delivered  as  provided  in the
          AGREEMENT.

     11.  Binding  Effect. The parties hereto hereby represent and warrant, each
          ---------------
          for  themselves,  that they have the capacity to and are authorized to enter into this Security Agreement on behalf of their respective party and that this Security Agreement,  when duly executed, will constitute a legal, valid, and binding agreement, enforceable against each of the parties in accordance with the terms hereof.

     12.  Severability.  In the  event  that any  covenant,  condition  or other
          ------------
          provision herein contained is held to be invalid,  void, or illegal by any court of competent jurisdiction, the same shall b deemed severable from the  remainder  of this  Security  Agreement  and shall in no way affect,  impair or invalidate any other  covenant,  condition or other provision  herein  contained.  If such  condition,  covenant  or other provision  shall be deemed  invalid due to its scope or breadth,  such covenant,  condition,  or other provision shall be deemed valid to the extent of the scope or breadth permitted by law.

     13.  Waiver,  Amendment and Modification, No breach of any provision hereof
          ------------------------------------
          can be waived  unless  in  writing.  Waiver  of any one  breach of any provision  hereof  shall  not be  deemed  to be a waiver  of any other breach  of the  same or any  other  provision  hereof.  This  Security
          Agreement  may only be amended or modified by an instrument in writing executed  by  each  of the  parties  hereto.

     14.  Construction.  This Security  Agreement shall not be construed against
          -------------
          the party  preparing it, and shall be construes  without regard to the identity of the person who drafted it or the party who caused it to be drafted and shall be construed as if all parties had jointly  prepared this  Security  Agreement  and it shall be  deemed  their  joint  work produce, and each and every provision of this Security Agreement shall be construed as though all of the parties hereto participated  equally in the drafting hereto,  and any uncertainty or ambiguity shall not be interpreted  against any one party. As a result of the foregoing,  any rule of  construction  that a document is to be construed  against the drafting party shall not be applicable.

     15.  Mandatory  Arbitration,  The parties will  attempt  through good faith
          -----------------------
          negotiation to resolve their disputes.  The term "disputes"  includes, without limitation,  any disagreements  between the parties concerning
          the   existence,   formation   and   interpretation   of  disputes  by
          negotiation,  any  controversy  or claim  between or among the parties relating to this Security  Agreement and any claim based on or arising from an alleged or shall be,  determined by arbitration,  Either party
          may  commence  the   arbitration   by  sending  a  written  notice  of
          arbitration  to the  other  party.  The  arbitration  shall be held in
          Philadelphia,  Pennsylvania,  by the American Arbitration Association,
          pursuant  to  the  Commercial   Arbitration   Rules  of  the  American
          Arbitration  Association  then in effect.  The Arbitrator  shall be an attorney or judge  knowledgeable  in the parties and  judgment  may be entered upon such decision in accordance  with  applicable  law in any court having jurisdiction hereof.  Notwithstanding  anything contained herein,  the parties  reserve  the right to seek a judicial  temporary restraining order,  preliminary injunction or other similar short term equitable  relief  prior to the  appointment  of the  arbitrator.  The
          Arbitral Tribunal will have the right to make a final determination of the parties rights,  including  whether to make  permanent,  modify or dissolve any such judicial  order.

     16.  Attorneys' Fees, Subsequent Litigation.  If any party to this Security
         -----------------------------------------
          Agreement  shall  institute  an  arbitration  or any  other  action or proceeding  to  interpret or enforce this  Security  Agreement,  or to obtain  damages  by reason  of any  alleged  breach  of this  Security
          Agreement,  the prevailing party shall be entitled to recover costs of suit or arbitration  and a reasonable  sum for attorneys  fees, all of which shall be deemed to have  accrued upon the  commencement  of such action and shall be paid whether or not such action is  prosecuted  to award/judgment.  The  award/judgment  costs incurred in enforcing such award/judgment  or order.  For the purpose of this section,  attorneys
          fees  shall  include,   without  limitation,   fees  incurred  in  the
          following:  (a) Postjudgment  motions; (b) Contempt  proceedings;  (c)
          Garnishment  levy  and  Debtor  and  third-party   examinations;   (d)
          Discovery; and (e) Bankruptcy litigation.

     17.  Governing  Law.  This  Security  Agreement  shall be  governed  in all
          --------------
          respects, including validity, interpretation,  effect and enforcement, by the laws of the State of Pennsylvania.

     18.  Counterparts. This Security Agreement may be executed in counterparts,
          ------------
          each of which,  when so executed and delivered,  shall be an original;
          however,  such counterparts  together shall constitute but one and the same agreement.

                   (BALANCE OF PAGE INTENTIONALLY LEFT BLANK)

     19.  Headings.  The headings used herein are for  convenience  of reference
          ---------
          only and do not constitute a part of this Security Agreement and shall not be deemed to limit or effect any of the provisions hereof.

IN  WITNESS  WHEROF,  the  parties hereto have executed this Security Agreement effective  as  of  the  day  and  year  above  first  written.

TRIM  FAST  GROUP,  INC.,  a  Nevada  corporation

By:/s/  Michael  Muzio
  --------------------
Name:  Michael  Muzio
    -----------------
Title:  C.E.O.
     ---------
And
By:________________
Name:______________
Title:_____________

FAC  ENTERPRISES,  INC.  a  Pennsylvania  corporation

By:  /s/ Howard Appel
   ------------------
Name:    Howard Appel
   ------------------
Title:   President
      ---------------
And
By:________________
Name:______________
Title:_____________

GIBRALT  U.S.,  INC.,  a  Colorado  corporation

By:  /s/ J. Ciampi
   -----------------
Name:    John Ciampi
   -----------------
Title:   Treasurer
   -----------------
And
By:________________
Name:______________
Title:_____________

Exhibit A to the Pledge and Security Agreement

RECORDING REQUESTED BY
Trimfast Group, Inc.
AND WHEN RECORDED MAIL TO
NAME Trimfast Group, Inc.
ADDRESS 777 S. Harbour Island Blvd.
Ste. 780
 CITY & Tampa, FL 33602
 STATE
 ZIP
Title Order No. Escrow No.

SPACE ABOVE THIS LINE FOR RECORDER'S USE
DEED OF TRUST WITH ASSIGNMENTS OF RENTS
This DEED OF TRUST, made April 14, 2000
Trimfast Group, Inc.
whose address is 777 S. Harbour Island Blvd., Ste. 780, Tampa, FL 33602
 (Number and Street) (City) (State) (Zip Code)
CHICAGO TITLE COMPANY, a California Corporation, herein called TRUSTEE, and
FAC Enterprises Inc., a Nevada Corporation, address:  the JSB Building, One
Belmont Ave., Ste. 417,  BalaCynwyd,  PA 19004,  herein called  BENEFICIARY,
Trustor irrevocably grants, transfers and assigns to Trustee in Trust, with
Power of  Sale  that  property  in  County  of  Pinellas,  State of Florida described as:  West 360',  MOL, of Lot 5, BLACKBURNS SUBDIVISION, according to the  map or  plat thereof, as  recorded in Plat Book 24, page 62, public records of Pinellas County, Florida.
Parcel I.D. No. 06-29-16-09072-000-0501
06-29-16-09072-000-0502
Grantee's Tax I.D. No. _____________________/ ________________
Together with the rents, issues and profits thereof,  subject,  however, to the  right,  power  and  authority  hereinafter given to and conferred upon
Beneficiary  to   collect and apply such rents, issues and profits. For the
Purpose of Securing (1) payment of the sum of $ per agreement with interest thereon according to the terms of a promissory note or  notes of even  date herewith  made  by  Trustor,  payable  to  order  of the  Beneficiary,  and extensions  or  renewals  thereof; (2) the performance of each agreement of
Trustor incorporated by reference or contained herein or reciting it is  so secured;  (3)  Payment  of  additional sums and interest thereon which  may hereafter be loaned to Trustor,  or his or her successors or assigns,  when evidenced by  a  promissory note or notes reciting that they are secured by this Deed of Trust.
A. To protect the  security of this Deed of Trust,  and with respect to the property above described, Trustor agrees:
(1) To keep said property in good condition  and repair;  not to  remove or demolish any building thereon;  to complete or restore promptly and in good and workmanlike manner any building  which  may be constructed,  damaged or destroyed  thereon  and to pay  when due all claims for labor performed and materials  furnished  therefor;  to  comply  with  all  laws affecting said property  or  requiring any alterations or improvements to be  made thereon;
not to commit or permit waste thereof; not to commit, suffer  or permit any act  upon  said  property  in  violation  of  law;  to  cultivate, irrigate, fertilize, fumigate, prune and do all other acts  which from the  character or  use  of  said  property  may  be  reasonably  necessary,  the  specific enumerations herein not excluding the general.
(2) To   provide,  maintain  and  deliver  to  Beneficiary  fire  insurance satisfactory to and with loss payable to Beneficiary.  The amount collected under any fire or other insurance policy may be applied by Beneficiary upon any  indebtedness  secured  hereby  and  in  such  order as beneficiary may determine,  or  at  option of Beneficiary the entire amount so collected or any part thereof may be  released to Trustor.  Such  application or release shall  not  cure  or  waive any default or  notice of  default hereunder or invalidate any act done pursuant to such notice.
(3) To  appear  in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Beneficiary or  Trustee; and
to pay all costs and expenses, including the cost of  evidence of title and attorney's  fees in a reasonable sum,  in any action or proceeding in which
Beneficiary  or Trustee may appear,  and in any suit brought by Beneficiary to foreclose this Deed of Trust.
(4) To pay:  at least ten days before delinquency all taxes and assessments affecting  said property,  including assessments on appurtenant water stock;
when  due,  all  encumbrances,  charges  and  liens, with interest, on said property or any part thereof, which appear to be prior  or superior  hereto;
all costs, fees and expenses of this Trust.
Should Trustor fail to make any payment or to do any act as herein provided, then  Beneficiary or Trustee,  but without obligation so  to do and without notice to  or demand  upon Trustor,  and without releasing Trustor from any obligation  hereof,  may:  make  or do  the same in such manner and to such extent  as  either  may  deem  necessary  to  protect  the  security hereof,
Beneficiary  or  Trustee  being  authorized to enter upon said property for such purposes;  appear in and defend any action or proceeding purporting to affect  the  security  hereof  or  the  rights  or powers of Beneficiary or
Trustee;  pay, purchase,  contest or compromise any encumbrance, charge, or lien which in the judgment of either appears to be prior or superior hereto;
and, in exercising any such powers, pay necessary expenses,  employ counsel and pay his reasonable fees.
(5) To  pay  immediately  and  without  demand  all  sums  so  expended  by
Beneficiary or Trustee, with interest from date of expenditure at the amount allowed  by  law in effect at the date hereof,  and to pay for any statement provided for  by law in effect at the date  hereof  regarding the obligation secured  hereby,  any amount  demanded by the Beneficiary  not to exceed the maximum allowed by law at the time when said statement is demanded.
B. It is mutually agreed:
(1) That any award of damages in connection with any condemnation for public use  of or injury  to said property  or any part thereof is hereby  assigned and  shall  be  paid  to  Beneficiary who may  apply or  release such moneys received by him  or her in the same manner and with the same effect as above provided for disposition of proceeds of fire or other insurance.
(2) That by  accepting payment of any sum secured hereby after its due  date,
Beneficiary does not waive his or her  right either to require prompt payment when due  of all other sums so  secured or to declare default for  failure so to pay.
(3) That  at any time  or from time to time,  without  liability therefor and without notice,  upon written request of Beneficiary and presentation of this
Deed  and  said  note  for  endorsement,  and  without affecting the personal liability  of any  person for  payment  of  the indebtedness  secured  hereby,
Trustee  may:reconvey any part of said property; consent to the making of any map or  plat thereof;  join in granting  any easement thereon; or join in any extension agreement or any agreement subordinating the lien or charge  hereof.
(4) That  upon  written request  of beneficiary stating that all sums secured hereby  have been paid,  and  upon surrender  of this  Deed and  said note to
Trustee  for  cancellation  and  retention or other disposition as Trustee in its sole discretion may choose and upon payment of  its fees,  Trustees shall reconvey, without warranty, the property then held hereunder. The recitals in such  reconveyance  of any matters  or facts shall be conclusive proof of the truthfulness  thereof.  The  Grantee in such reconveyance may be described as
"the person or persons legally entitled thereto.
(5) That  as additional  security,  Trustor hereby  gives to and confers upon
Beneficiary  the  right, power and authority, during the continuance of these
Trusts, to collect the rents, issues and profits of said property,  reserving unto Trustor  the right,  prior to  any default  by Trustor in payment of any indebtedness secured hereby or in performance of any agreement hereunder,  to collect  and  retain  such  rents,  issues and profits as they become due and payable.  Upon any such default,  Beneficiary may  at any time without notice, either in person,  by agent, or by a receiver to be appointed by a court, and without  regard to the  adequacy of any  security for the indebtedness hereby secured, enter upon and take possession of said property or any part  thereof, in his or  her own name  sue for or  otherwise collect such rents, issues and profits, including those past due and unpaid, and apply the same,  less costs and expenses of operation and collection,including reasonable attorney's fees, upon any  indebtedness  secured hereby,  and in such order as Beneficiary may determine.  The  entering  upon and taking  possession of  said property, the collection  of such rents,  issues and profits and the application thereof as aforesaid, shall not cure or waive any default or notice of default hereunder or invalidate any act done pursuant to such notice.
(6) That  upon default  by Trustor  in payment  of any  indebtedness  secured hereby or  in performance of any agreement hereunder, Beneficiary may declare all sums secured hereby immediately due and payable by delivery to Trustee of written declaration of default and demand for sale and of  written  notice of default and of  election  to cause  to be sold  said  property,  which notice
Trustee  shall  cause to be filed for record.  Beneficiary also shall deposit with Trustee  this Deed, said  note and all documents evidencing expenditures secured hereby.
After  the lapse  of such  time as may then be required by law following the recordation of said  notice of default, and notice of sale having been given as then required by law, Trustee, without demand on Trustor, shall sell said property at the time and place fixed by it in said notice of sale, either as a whole  or in separate  parcels,  and in such order as it may determine, at public auction to the highest bidder for cash in lawful money of the  United
States,  payable  at time  of sale.  Trustee may postpone sale of all or any portion of  said property  by public announcement  at such time and place of sale,  and  from tim e to time thereafter  may postpone  such sale by public announcement at the time fixed by the preceding postponement.  Trustee shall deliver  to  such  purchaser  its deed  conveying  the property so sold, but without any covenant or warranty, express or implied.  The  recitals in such deed of  any matters  or facts shall be conclusive proof of the truthfulness
thereof.   Any  person,  including  Trustor,  Trustee,  or   Beneficiary  as
hereinafter defined, may purchase at such sale.
After  deducting  all costs,  fees and expenses of Trustee and of this Trust including cost of  evidence of title in connection with sale,  Trustee shall apply the  proceeds of sale to payment of: all sums expended under the terms hereof, not then repaid, with accrued interest at the amount  allowed by law in effect at the date hereof; all other  sums then secured  hereby;  and the remainder, if any, to the person or persons legally entitled thereto.
(7) Beneficiary,  or any successor in ownership  of any indebtedness secured hereby,  may  from  time  to time,  by instrument in  writing,  substitute a successor  or  successors  to any Trustee  named herein  or acting hereunder, which instrument,  executed by  the  Beneficiary  and  duly acknowledged and recorded in the office of the recorder of the county or counties  where said property  is situated,  shall be  conclusive proof of proper substitution of such successor Trustee or Trustees,  who shall,  without conveyance from the
Trustee  predecessor,  succeed to all its title,  estate, rights, powers and
duties.   Said  instrument  must  contain  the  name of the original Trustor,
Trustee  and  Beneficiary  hereunder,  the book and  page where this Deed is recorded and the name and address of the new Trustee.
(8) That  this  Deed applies to,  inures to the  benefit  of, and  binds all parties hereto, their heirs, legatees, devisees,  administrators,  executors, successors,  and  assigns.  The  term  Beneficiary  shall mean the owner and holder, including pledgees, of the note secured hereby, whether or not named as Beneficiary herein.  In this Deed, whenever the context so  requires, the masculine gender includes the feminine and/or  the neuter,  and the singular number includes the plural.
(9) That  Trustee  accepts  this Trust when  this  Deed,  duly e xecuted and acknowledged,  is made  a public  record as provided by law.  Trustee is not obligated to notify any party hereto of pending sale under any other Deed of
Trust or of any action or proceeding in which Trustor,Beneficiary or Trustee shall be a party unless brought by Trustee.
Beneficiary may charge  for a  statement  regarding  the  obligation secured hereby, provided the charge thereof does note exceed the maximum allowed by laws.
The  undersigned  Trustor, requests that a copy of any notice of default and any  notice of  sale  hereunder  shall be mailed to him or her at his or her address hereinbefore set forth.
STATE OF Florida
COUNTY OF   Pinellas    } S.S.
On April 14, 2000   before me,
  Denise R. Huddleston
a Notary Public in and for said County and State, personally appeared

  Michael Muzio
Personally known to me (or proved to me on the basis of satisfactory evidence)
to the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged  to  me  that  he/she/they  executed  the  same in his/her/their authorized  capacity(ies),  and  that  by  his/her/their  signature(s) on the instrument  the  person(s),  or the entity upon behalf of which the person(s)
acted, executed the instrument.
WITNESS my hand official seal.
Signature

Signature of Trustor

Michael Muzio, as President of
Trimfast Group, Inc.

Exhibit B to the Pledge and Security Agreement

Description of the securities pledged.

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF
NEVADA

NUMBER   INSIDERSTREET.COM, INC. SHARES
4358                                              500,000

  AUTHORIZED COMMON STOCK 100,000,000
  SHARES PAR VALUE $.001
      CUSIP NO. 45769E 10 5

THIS
CERTIFIES
THAT  TRIMFAST GROUP, INC.

IS THE RECORD HOLDER OF

  FIVE HUNDRED THOUSAND

Shares of INSIDERSTREET.COM, INC. Common Stock
Transferable on the books of the Corporation in person or by duly
Authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the
Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile
Signatures of its duly authorized officers.

Dated: February 01, 2000

/s/ Raymond Miller
 PRESIDENT

/s/ Merle Steele
 SECRETARY    INSIDERSTREET.COM, INC.
      CORPORATE SEAL
      NEVADA

INTERWEST TRANSFER CO. INC. P.O. BOX 17136/ SALT LAKE CITY UTAH, 84117

COUNTERSIGNED & REGISTERED  /S/ illegible
   COUNTERSIGNED Transfer Agent-Authorized Signature

                               ESCROW INSTRUCTIONS

Dated  as  of  April  25,  2000

Wasserman,  Comden  &  Casselman  L.L.P.
5567  Reseda  Boulevard,  Suite  330
Tarzana,  California  91356
Attention:  L.  Stephen  Albright,  Esq.

Dear  Mr.  Albright:

     As  escrow  agent  for  Trim  Fast  Group,  INC., a Nevada corporation (the
"Company"),  and  the  purchaser  (the  "Purchaser") of its twelve percent (12%)
Convertible  Debentures due July 13, 2001 (the "Debentures") of the Company, who
are  named in the Subscription Agreements between the Company and each Purchaser to  which a copy of these Escrow Instructions is attached (the "Agreement"), you
(hereafter  the  "Escrow  Agent") are hereby authorized and directed to hold the documents  and  the  funds from the Purchaser in payment for the purchase of the
Debentures  (together  with  interest,  if  any,  thereon), (the "Escrow Funds")
delivered  to  the  Escrow  Agent  pursuant  to  the terms of paragraph 1 of the
Agreement  and  in  accordance  with  the  following  instructions:

     1.     The  Escrow Agent shall, as promptly as feasible, notify the Company of  receipt  of  the  funds  from  the  Purchaser  in payment for the Debentures subscribed  for  and  notify  the  Purchaser (or such agent as the Purchaser may designate  in  writing)  of  receipt  of certificates for the Debentures (each a
"Certificate")  and  collectively the ("Certificates").  As promptly as feasible upon  receipt  of  notice (whether oral or in written form) from the Company and the  Purchaser that the respective conditions precedent to the purchase and sale of  the  Debentures  have been satisfied (which notice shall not be unreasonably withheld  and  shall be deemed given if no notice to the contrary is received by the  Escrow  Agent  within  two  (2) business days after notice  from the Escrow
Agent is sent to the Company and  Purchaser,  as  discussed  above),  the Escrow
Agent shall,  after reduction of the amounts  referred to in the next succeeding sentence of this  paragraph,  release the Escrow  Funds to the Company and shall release the  Certificates to the Purchaser by hand or overnight  courier.  After receipt of such  notice,  the Escrow Funds shall be released by the Escrow Agent as follows:  One percent  (1%) of the Escrow Funds shall be paid to Escrow Agent as its fee  hereunder,  and the remainder  shall be released to the Company.  If such  Certificates  are not deposited with the Escrow Agent within five (5) days after  receipt by the  Company  of notice of receipt by the Escrow  Agent of the funds for the  Purchaser,  Escrow Agent shall notify the Purchaser and Purchaser shall be entitled  to cancel the  subscription  by written  notice to the Escrow
Agent and demand  repayment of funds.  If the Company or the Purchaser  notifies the  Escrow  Agent  in  writing  that on the  Closing  Date (as  defined  in the
Agreement)  the  conditions  precedent to the  obligations of the Company or the
Purchaser, as the case may be, under the Agreement were not satisfied or waived, then the Escrow Agent shall return the Escrow Funds to the Purchaser and shall return  the Certificates to the Company.  Prior to return of the Escrow Funds to the  Purchaser,  the  Purchaser  shall  furnish  such  tax  reporting  or  other information  as  shall  be  appropriate  for  the  Escrow  Agent  to comply with applicable United States laws. The Escrow Agent shall deposit all funds received hereunder  in  the Escrow Agent's attorney/client trust account at Manufacturers
Bank.  Any  interest on the Escrow Funds shall be paid to the Company regardless of  whether  the  Purchaser's  subscription funds are returned to the Purchaser.

     2.     The  Escrow  Agent's  duties  hereunder  may  be  altered,  amended, modified, or revoked only by a single writing by the Company, the Purchaser, and the  Escrow  Agent. The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth and may rely and shall be protected in  relying  or  refraining  from  acting on any instrument whether a copy or an original or a fax of an instrument reasonably believed by the Escrow Agent to be genuine and to have been signed or presented by the proper party or parties. The
Escrow  Agent  shall not be personally liable for any act done or omitted by the
Escrow  Agent  and any such act shall be conclusive evidence of such good faith.

     3.     The  Escrow  Agent  is expressly authorized to disregard any and all warnings  given  by  any  of  the  parties  hereto  or  by  any  other person or corporation,  excepting  only  orders  or process of courts of law and is hereby expressly  authorized  to  comply with and obey orders, judgments, or decrees of any  court.  In  case  the  Escrow  Agent obeys or complies with any such order, judgment,  or decree, the Escrow Agent shall not be liable to any of the parties hereto  or  to  any  other  person, firm or corporation by reason of such decree subsequently  reversed, modified, annulled, set aside, vacated, or found to have been  entered  without  jurisdiction.

     4.     The  Escrow  Agent  shall not be liable in any respect on account of the  identity,  authorities, or rights of the parties executing or delivering or purporting  to  execute  or  deliver  the  Agreement  or  any document or papers deposited  or  called  for  hereunder.

     5.     The  Escrow Agent shall be entitled to employ such legal counsel and other  experts  as  the  Escrow  Agent may deem necessary properly to advise the
Escrow  Agent  in  connection with the Escrow Agent's duties hereunder, and rely upon  the  advice  of  such  counsel,  and  may  pay  such  counsel  reasonable compensation  therefore.

     6.     The  Escrow Agent's responsibilities as Escrow Agent hereunder shall terminate  if the Escrow Agent shall resign by written notice to the Company and the  Purchaser's.  In  the  event of any such resignation, the Purchaser and the
Company  shall  appoint  a  successor  Escrow  Agent.

     7.     If the Escrow Agent reasonably requires other or further instruments in  connection  with these Escrow Instructions or obligations in respect hereto, the  necessary  parties  hereto  shall  join  in  furnishing  such  instruments.

     8.     It  is  understood  and  agreed  that  should any dispute arise with respect  to  the  delivery  and/or  ownership  or  right  of  possession  of the documents, Certificates, or Escrow Funds held by the Escrow Agent hereunder, the
Escrow  Agent  is  authorized and directed in the Escrow Agent's sole discretion
(a)  to  retain in the Escrow Agent's possession without liability to anyone all or any part of said documents, certificates, or Escrow Funds until such disputes shall  have  been  settled  either  by  mutual  written agreement of the parties concerned  or  by  a  final  order,  decree, or judgment of a court of competent jurisdiction  after  the  time  for  appeal  has  expired and no appeal has been perfected,  but  the Escrow Agent shall be under no duty whatsoever to institute or  defend any such proceedings or (b) to deliver the Escrow Funds and any other property,  Certificates  and  documents  held by the Escrow Agent hereunder to a state  or federal court having competent subject matter jurisdiction and located in  the  state  of  Pennsylvania  in  accordance  with  the applicable procedure therefore.

     9.     The  Company  and  the  Purchaser  agree  jointly  and  severally to indemnify  and  hold  harmless  the  Escrow  Agent  from  any  and  all  claims, liabilities, costs or expenses in any way arising from or relating to the duties or  performance  of  the  Escrow  Agent  hereunder  other  than  any such claim, liability,  cost,  or  expense to the  extent to the extent that shall have been determined  by final, unappealable judgment of a court of competent jurisdiction to  have  resulted from the gross negligence or willful misconduct of the Escrow
Agent.

     10.     Any  notice  required  or  permitted  hereunder  shall  be given in writing  (unless  otherwise  specified  herein)  and shall be deemed effectively given  upon  personal  delivery  on three (3) business days after deposit in the
United  States  mail,  by  registered  or  certified  mail with postage and fees prepaid,  addressed  to  each  of  the  other  parties  thereto  entitled at the following  addresses,  or at such addresses as a party may designate by ten (10)
days  advance  written  notice  to  each  of  the  other  parties  hereto.

     If  to  the  Company:     TRIM  FAST  GROUP,  INC.
                               777  S.  Harbour  Island  Blvd.,  Suite  780
                               Tampa,  Florida   33602
                               Telephone  (813)  275-0050
                               Facsimile  (813)  275-0051

     If  to  the  Purchaser:   At  the  addresses  set forth on the last page of
     the Subscription  Agreements  and  below  with  signatures

     If  to  the  Escrow  Agent:
                               Wasserman,  Comden  &  Casselman,  L.L.P.
                               5567  Reseda  Boulevard,  Suite  330
                               Tarzana,  California  91356
                               Attn.:  L.  Stephen  Albright,  Esq.
                               Facsimile  (818)  345-0162

     11.     By  signing  these  Escrow Instructions, the Escrow Agent becomes a party hereto only for the purpose of these Escrow Instructions; the Escrow Agent does  not  become  a party to the Agreement. The Company and the Purchasers have become  parties  by  their  execution and delivery of the agreement, as provided therein.

     12.     This  instrument  shall be binding upon and inure to the benefit of the  parties  hereto,  and their respective successors and permitted assigns and shall be governed by the laws of the State of Pennsylvania without giving effect to principles governing the conflicts of laws. A facsimile transmission of these instructions  signed  by  the  Escrow  Agent  shall  be legal and binding on all parties  hereto.

     13.     Capitalized  terms  used  herein  and  not otherwise defined herein shall  have  the  respective  meanings  provided  in  the  Agreement.

TRIM  FAST  GROUP,  INC.

By:      /S/  Michael  Muzio
         -------------------

Name:  Michael  Muzio
      ---------------

Title:    C.E.O.
         -------

and

By:    __________________________

Name:  __________________________

Title: __________________________

ACCEPTED  BY  ESCROW  AGENT:

WASSERMAN,  COMDEN  &  CASSELMAN,  L.L.P.

By:  _____________________________,  authorized  representative

                        (SIGNATURES OF PURCHASERS FOLLOW)

               AGREED  THIS  25TH  DAY  OF  APRIL,  2000  BY:

PURCHASER:

FAC  ENTERPRISES,  INC.,  a  corporation
GSB  Building
1  Belmont  Avenue,  Suite  518
Bala  Cynwyd,  Pennsylvania  19004
Telephone:  (610)  660-5906
Fax  No.:  (610)  660-5905

By:  /s/ Howard Appel
   --------------------
Name:  Howard Appel
     ------------------
Title:  President
      -----------------

and

By:_________________________________

Name:_______________________________

Title:______________________________

                              (SIGNATURES CONTINUE)

               AGREED  THIS  25TH  DAY  OF  APRIL,  2000  BY:

PURCHASER:

GIBRALT  U.S.,INC.,  a  Colorado  corporation
Suite  2000
1177  W.  Hastings
Vancouver,  British  Columbia  V6E2K3
Phone  No.:   (604)  687-3707
Fax  No.:     (604)  661-4873

By:    /S/  JOHN  CIAMPI
      ------------------

Name:  JOHN  CIAMPI
     --------------

Title:   Treasurer
        ----------

and

By:   /S/  JOHN  CIAMPI
     ------------------

Name:  JOHN  CIAMPI
     --------------

Title:  Assistant  Vice  President
       ---------------------------

</TEXT>
</DOCUMENT>

Exhibit 10.11

REGISTRATION RIGHTS AGREEMENT

 This REGISTATION RIGHTS AGREEMENT (this "Agreement"),dated as of
      July 16, 1999, is entered into by and among TrimFast Group, Inc., a Nevada corporation, with headquarters located at 777 South Harbour
      Island Blvd., Suite 260, Tampa, Florida 33602 (the "Company"), and
      the undersigned buyers (each, a "Buyer" and collectively, the "Buyers").

 WHEREAS:

A. In connection with the Securities Purchase Agreement by a  among the parties dated as of July 16, 1999 (the "Securities Purchase Agreement"),
      the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, (i) to issue and sell to the Buyers
      15,000 shares of the Company's Series A Preferred Stock, par value $.01 per share (the "Preferred Shares"), which will be convertible into shares of the Company's common stock, par value $.001 per share (the "Common
      Stock") (as converted, the "Conversion Shares") in accordance with the terms of the Company's Certificate of Designations, Preferences and Rights
      of the Series A Preferred Stock (the "Certificate of Designation") and (ii)
      to issue Warrants (the "Warrants") which will be exercisable to purchase
      Company Common Stock (the "Warrant Shares"); and

B. To induce the Buyers to execute and deliver the Securities  Purchase
      Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute
     (collectively, the "1933 Act"), and applicable state securities laws.

 NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the
      Buyers hereby agree as follows:

1. DEFINITIONS:

As used in this Agreement, the following terms shall have the following meanings:

a. "Investor" means a Buyer, any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

b. "Person" means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

c. "Register," "registered," and "registration" refer to a  registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous basis ("Rule 415"), and the declaration or ordering of effectiveness of such Registration Statement(s) by the United States
       Securities and Exchange Commission (the "SEC").

d. "Registrable Securities" means the Conversion Share issued or issuable upon conversion of the Preferred Shares and the Warrant Shares issued or issuable upon exercise of the Warrants and any shares of capital stock issued or issuable with respect to the Conversion Shares, Preferred
       Shares, Warrants or Warrant Shares as a result of any stock split, stock dividend, recapitalization, exchange, anti-dilution rights, liquidated damages payment or similar event or otherwise, without regard to any limitation on the conversion of the Preferred Shares or exercise of the Warrants.

e. "Registration Statement" means a registration statement of the Company filed under the 1933 Act and pursuant to Rule 415.

      Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.

2. REGISTRATION.

a. Mandatory Registration. The Company shall prepare, and, as soon as practicable after the date of issuance of the relevant Preferred
      Shares, file with the SEC a Registration Statement or Registration
      Statements (as is necessary) on Form SB-2 (or if such form is unavailable, such other form as is available for registration)
      covering the resale of all of the Registrable Securities. The initial Registration Statement prepared pursuant hereto shall register for resale at least that number of shares of Company
      Common Stock equal to the product of (x)2.0 and (y) the number of Registrable Securities as of the date immediately preceding the date the Registration Statement is initially filed with the
      SEC as soon as practicable, but in no event later than one-hundred twenty (120) calendar days after the issuance of the relevant
      Preferred Shares.

b. Piggy-Back Registration. If at any time prior to the expiration of the Registration Period (as defined in Section 3(a)) the Company proposes to file with the SEC a Registration Statement relating to an offering for its own account or the account of others under the
      1933 Act of any of its securities (other than on Form S-4 or Form S-8
     (or their equivalents at such time) relating to securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans) the Company shall promptly send to each
      Investor's rights under this Section 2(b) and, if within twenty (20)
      days after receipt of such notice, such Investor shall so request in writing, the Company shall include in such Registration Statement all or any part of the Registrable Securities such Investor requests to be registered, subject to the priorities set forth in Section 2(b) below.
      No right to registration of Registrable Securities under this Section
      2(b) shall be construed to limit any registration required under Section
      2(a). The obligations of the Company under this Section 2(b) may be waived by the Buyers. If an offering in connection with which an Investor is entitled to registration under this Section 2(b) is an underwritten offering, then each Investor whose Registrable Securities are included in such Registration Statement shall, unless otherwise agreed by the
      Company, offer and sell such  Registrable Securities in an underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other shares of Company common stock included in such underwritten offering.
      If a registration pursuant to this Section 2(b) is to be an underwritten public offering and the managing underwriter(s) advise the Company in writing, that in their reasonable good faith opinion, marketing or other factors dictate that a limitation on the number of shares of Company common stock which may be included in the Registration Statement is necessary to facilitate and not adversely affect the proposed offering, then the Company shall include in such registration: (1) first, all securities the Company proposes to sell for its own account, (2) second, up to the full number of securities proposed to be registered for the account of the holders of securities entitled to inclusion of their securities in the Registration
      Statement by reason of demand registration rights, and (3) third, the securities requested to be registered by the Investors and other holders of securities entitled to participate in the registration, as of the date hereof, drawn from them pro rata based on the number each has requested to be included in such registration.

c. Allocation of Registrable Securities. The initial number of Registrable
      Securities included in any Registration Statement and each increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held, or which could be held, by each Investor at the time the Registration
      Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Person's Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any shares of Common Stock included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable
      Securities shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors.

d. Legal Counsel. Subject to Section 5 hereof, the Buyers shall  have the right to select one legal counsel to review and oversee any offering pursuant to this Section 2 ("Legal Counsel"), which shall be Katten
      Muchin & Zavis or such other counsel as thereafter designated by the holders of a majority of Registrable Securities. The Company shall reasonably cooperate with Legal Counsel in performing the Company's obligations under this Agreement.

e. (Reserved.)

f. Rule 416. The Company and the Investors each acknowledge that each
      Registration Statement prepared in accordance hereunder shall include an indeterminate number of Registrable Securities pursuant to Rule 416 under the 1933 Act so as to cover any and all Registrable Securities which may become issuable (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions and (ii) if permitted by law, by reason of the anti-dilution provisions contained in the Certificate of Designations and the Warrants in accordance with the terms thereof
     (collectively, the "Rule 416 Securities"). In this regard, the Company agrees to use all reasonable efforts to ensure that the maximum number of
      Registrable Securities which may be registered pursuant to Rule 416 under the 1933 Act are covered by each Registration Statement and, absent guidance from the SEC or other definitive authority to the contrary, the Company shall use all reasonable efforts to affirmatively support and to not take any position adverse to the position that each Registration Statement filed hereunder covers all of the Rule 416 Securities. If the Company determines that the Registration Statement filed hereunder does not cover all of the
      Rule 416 Securities, the Company shall immediately (i) provided to each
      Investor written evidence setting forth the basis for the Company's position and the authority therefor and (ii) prepare and file an amendment to such
      Registration Statement or a new Registration Statement in accordance with
      Section 2(g).

g. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a)
      is insufficient to cover all of the Registrable Securities or an Investor's allocated portion of the Registrable Securities pursuant to Section 2(c)
      (a "Deficit Failure"), the Company shall amend the Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least two hundred percent (200%)
      of such Registrable Securities in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises. The Company shall use it best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed
      "insufficient to cover all of the Registrable Securities" if at any time the number of Registrable Securities issued or issuable upon conversion of the Preferred Shares and upon exercise of the Warrants is greater than the quotient determined by dividing (i) the number of shares of Common
      Stock available for resale under such Registration Statement by (ii) 2.
      For purposes of the calculation set forth in the foregoing sentence, any restrictions on the convertibility of the Preferred Shares shall be disregarded and such calculation shall assume that the Preferred Shares are then convertible into shares of Common Stock at the then prevailing
      Conversion Raye (as defined in the Company's Certificate of Designations).

3. RELATED OBLIGATIONS.

      Whenever an Investor has requested that any Registrable Securities be registered pursuant to Section 2(b) or at such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a) or 2(g), the Company will use its best efforts to effect the registration of the
      Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

a. The Company shall promptly prepare and file with the SEC a  Registration
      Statement with respect to the Registrable Securities after the date of issuance of any Preferred Shares for the registration of Registrable
      Securities pursuant to Section 2(a) and use its best efforts to cause such Registration Statement relating to the Registrable Securities to become effective as soon as possible after such filing (but in no event later than one-hundred twenty (120) calendar days after the issuance of any Preferred Shares for the registration of Registrable Securities pursuant to Section 2(a)), and keep such Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the
      Investors may sell all of the Registrable Securities without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto)
      or (ii) the date on which (A) the Investors shall have sold all the
      Registrable Securities and (B) none of the Preferred Shares and Warrants is outstanding (the "Registration Period"), which Registration Statement
     (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933
      Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Periods, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all
      Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement.

c. The Company shall permit Legal Counsel to review and comment  upon a
      Registration Statement and all amendments and supplements thereto at least seven (7) days prior to their filing with the SEC, and not file any document in a form to which Legal Counsel reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration
      Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld. The
      Company shall furnish to Legal Counsel, without charge, (i) any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s)
      thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits and (iii) upon the effectiveness of any
      Registration Statement, one copy of the prospectus included in such Registration
      Statement and all amendments and supplements thereto.

d. The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration
      Statement and any amendments(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, (ii)
      upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto ( or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable
      Securities owned by such Investor.

e. The Company shall use reasonable efforts to (i) register and qualify the
      Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of such jurisdictions in the United States as
      Legal Counsel or any Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments)
      and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii)
      take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv)
      take all other actions reasonably necessary or advisable to qualify the Registrable
      Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x)
      qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal
      Counsel and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United
      States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

f. In the event Investors who hold a majority of the Registrable Securities being offered in the offering select underwriters for the offering, the Company shall enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriters of such offering.

g. As promptly as practicable after becoming aware of such event, the  Company shall notify Legal Counsel and each Investor in writing of the happening of any event as a result of which the prospectus included in a Registration
      Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare a supplement or amendment to such
      Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor
      (or such other number of copies as Legal Counsel or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

h. The Company shall use its best efforts to prevent the issuance of Any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each
      Investor who holds Registrable Securities being sold (and, in the event of an underwritten offering, the managing underwriters) of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

i. At the request of any Investor, the Company shall furnish to such  Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as an Investor may reasonable request (i) if required by an underwriter, a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriters and the Investors.

j. The Company shall make available for inspection by (i) any Investor, (ii) Legal
      Counsel, (iii) any underwriter participating in any disposition pursuant to a
      Registration Statement, (iv) one firm of accountants or other agents retained by the Investors, and (v) one firm of attorneys retained by such underwriters
     (collectively, the "Inspectors") all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the
      "Records"), as shall be reasonably deemed necessary by each Inspector, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall hold in strict confidence and shall not make any disclosure (except to an Investor)
      or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless
     (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act,
     (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such
      Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

k. The Company shall hold in confidence and not make any disclosure  of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the
      Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

l. The Company shall use its best efforts either to (i) cause all the  Registrable
      Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) secure designation and quotation of all the Registrable Securities covered by the Registration Statement on the Nasdaq
      National Market System or, if, despite the Company's best efforts to satisfy the preceding clause (i) or (ii), the Company is unsuccessful in satisfying the preceding clause (i) or (ii), the Company is unsuccessful in satisfying the preceding clause
      (i) or (ii), to secure the inclusion for quotation on The Nasdaq SmallCap Market or the Nasdaq Bulletin Board System for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(1).

m. (Reserved.)

n. The Company shall provided a transfer agent and registrar of all  such Registrable
      Securities not later than the effective date of such Registration Statement.

o. If requested by the managing underwriters or an Investor, the  Company shall (i)
      immediately incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriters and the Investors agree should be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriters, the purchase price being paid therefore by such underwriters and any other terms of the underwritten (or best efforts underwritten)
      offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post
      -effective amendment; and (iii) supplement or make amendments to any Registration
      Statement if requested by a shareholder or any underwriter of such Registrable Securities.

p. The Company shall use its best efforts to cause the Registrable  Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

q. (Reserved.)

r. The Company shall otherwise use its best efforts to comply with all Applicable rules and regulations of the SEC in connection with any registration hereunder and the Company shall use its best efforts to file with the SEC in a timely manner all reports and documents required of the Company under the 1933 Act and the 1934 Act (as defined in Section 6(a)).

s. Within two (2) business days after the Registration Statement which  includes the
      Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such
      Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that the Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

t. (Reserved.)

u. The Company shall take all other reasonable actions necessary to Expedite and facilitate disposition by the Investors of Registrable Securities pursuant to a Registration Statement.

v. Notwithstanding anything to the contrary contained in this  Agreement, the Registration
      Statement shall register only the Registrable Securities.

4. OBLIGATIONS OF THE INVESTORS.

a. At least seven (7) days prior to the first anticipated filing date of the Registration
      Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor's
      Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this
      Agreement with respect to the Registrable Securities of a particular Investor that such
      Investor shall furnish to the Company such information regarding itself and the Registrable
      Securities held by it as shall be reasonably required to effect the registration of such
      Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

b. Each Investor by such Investor's acceptance of the Registrable  Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such
      Investor's Registrable Securities from such Registration Statement.

c. In the event any Investor elects to participate in an underwritten  public offering pursuant to Section 2, each such Investor agrees to enter into and perform such
      Investor's obligations under an underwriting agreement, in usual and customary form, including, without  limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering and take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Securities.

5. EXPENSES OF REGISTRATION.

      All reasonable expenses, other than underwriting discounts and  commissions, incurred in connection with registrations, filings or qualifications pursuant to Section 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees and disbursements of counsel for the Company and fees and disbursements of Legal Counsel (if Company counsel fails to comply with the reasonable requests of Legal Counsel), shall be paid by the Company.

6. INDEMNIFICATION.

      In the event any Registrable Securities are included in a Registration  Statement under this Agreement:

  a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor who holds such Registrable Securities, the directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the Securities
      Exchange Act of 1934, as amended (the"1934 Act"), and any underwriter (as defined in the
      1933 Act) for the Investors, and the directors and officers of, and each Person, if any, who controls, any such underwriter within the meaning of the 1933 Act or the 1934 Act
     (each, an "Indemnified Person"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which
      Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such
      Registration Statement, or contained in the final prospectus (as amended or supplement, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (ii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the
      Registrable Securities pursuant to a Registration Statement or (iv) any material violation of this Agreement (the matters in the forgoing clauses (I) through (iv) being, collectively,
      "Violations").  The Company shall reimburse the Investors and each such underwriter or controlling person, promptly as such expenses are incurred and are due and payable, or any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim.  Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6 (a): (I) shall not apply to a
      Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person or underwriter for such Indemnified Person or underwriter for such
      Indemnified Person expressly for use in connection with the preparation of the Registration
      Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Company pursuant to Section 3 (d), and the
      Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it; (iii) shall not be available to the extent such Claim is based on failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section (d); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected with out the prior written consent of the Company, which consent shall not be unreasonably withheld.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on the behalf of the indemnified Person and shall survive the transfer of the registrable Securities by the Investor pursuant to Section 9.

b. In connection with any Registration Statement in which an investor is participating, each such investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement, each Person, if any, who controls the
      Company within the meaning of the 1933 Act or the 1934 Act (collectively and together with an
      Indemnified Person, an "Indemnified Party"), against an Claim or Indemnified Damages to which any
      Indemnified Party may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such
      Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such
      Registration Statement; and, subject to Section 6(d), such Investor will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such
      Claim; provided, however, that the indemnity agreement contained in this Section 6 (b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such
      Investor, which consent shall not be unreasonably withheld; provided, further, however, that the
      Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified
      Damages as does not exceed the net proceeds to such Investor as a result of the sale of
      Registrable Securities pursuant to such Registration Statement.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified
      Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to
      Section 9.  Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

c. The Company shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in any distribution, to the same extent as provided above, with respect to information such persons so furnished in writing expressly for inclusion in the Registration Statement.

d. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 notice of the commencement of any commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a
      Claim is respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnified party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding.  The Company shall pay reasonable fees for only one separate legal counsel for the Investors, and such legal counsel shall be selected by the Investors holding a majority in interest of the Registrable Securities included in the
      Registration Statement to which the Claim relates.  The Indemnified Party or Indemnified Person shall cooperate full with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim.  The Indemnifying party shall keep the Indemnified Party or Indemnified
      Person full apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No Indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgement or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of Indemnified Party or Indemnified
      Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudice in its ability to defend such action.

e. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or
      Indemnified Damages are incurred.

f. The indemnity agreements contained herein shall be in addition to (I) any cause of action or similar right of the Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

      To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (I) no seller of Registrable Securities guilty of fraudulent misrepresentation
     (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from an seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii)
      contribution by an seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8. LIQUIDATED DAMAGES.

      The Company agrees that the Buyer will suffer damages of the Company violates any provision of or fails to fulfill its obligations pursuant to the Agreement (a "Registration Default") and that it would not be possible to ascertain the extent of such damages.  Accordingly, in the event of such
      Registration Default, the Company hereby agrees to pay liquidated damages ("Liquidated Damages")
      to each Buyer following the occurrence of such Registration Default in an amount determined by multiplying (i) $2.00 per Preferred Share initially purchased by such Buyer by (ii) the percentage derived by dividing (A) the actual number of days elapsed from the last day of the date of the
      Registration Default or the prior 30-day period, as applicable, to the day such Registration
      Default has been completely cured by (B) 30, in cash or at the Buyer's option, provided that the
      Company consents to such election (and such consent may not be unreasonably withheld), in the number of shares of Company common stock equal to the quotient of (v) the dollar amount of the
      Liquidated Damages on the Payment Date (as defined below) by (w) the closing bud price of the
      Company's common stock as of the date of the Registration Default (as quoted in the Principal
      Market or the market or exchange where the Company's common stock is then traded).  The
      Liquidated Damages payable pursuant hereto shall be payable within five (5) business days from the end of the calendar month commencing on the first calendar month in which the
      Registration Default occurs (each, a "Payment Date").  In the event the Buyer elects to receive the Liquidated Damages amount in shares of Company's common stock, such shares also be considered Registrable Securities and shall have the registration rights set forth in this Agreement.

9. ASSIGNMENT OF REGISTRATION RIGHTS.

      The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of Registrable Securities of: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and copy of such agreement is furnished to the
      Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws; provided, however, that the transferee or assignee may subsequently transfer or assign all or any portion of the Registrable Securities if an exemption from registration under the 1933 Act is applicable to such transfer or assignment; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v)
      such transfer shall have been made in accordance with the applicable requirements of the Securities
      Purchase Agreement.

10. AMENDMENT OF REGISTRATION RIGHTS.

      Provisions of the Agreement may be amended and the observance thereof may be waived (either generally or in particular instance and either retroactively or prospectively), only with the written consent of the
      Company and Investors who then hold two-thirds (2/3) of the Registrable Securities.  Any amendment or waiver effected in accordance wit this Section 10 shall be binding upon each Investor and the Company.
      No such amendment shall be effective to the extent that it applies to less that all of the holders of the Registrable Securities.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

 11. MISCELLANEOUS.

a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of such Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such
      Registrable Securities.

b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party);
      or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

 TrimFast Group, Inc.
 777 South Harbour Island Blvd.
 Suite 280
 Tampa, Florida 33602
 Telephone: (813) 275-0040
 Facsimile: (813) 275-0051
 Attention: Michael Muzio

With copy to:

 Jeffery G. Klein, P.A.
 23123 State Road 7, Suite 350B
 Boca Raton, Florida 33428
 Telephone: (561) 470-9010
 Facsimile: (561) 470-9078

If to Legal Counsel:

 Katten Muchin & Zavis
 525 West Monroe Street, Suite 1600
 Chicago, Illinois 60661-3693
 Telephone: (312) 902-5521
 Facsimile: (312) 577-8763
 Attention: Anthony J. Ribaudo, Esq.

      If to a Buyer, to it at the address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or at such other address and/or facsimile number and/or to the attention of such other persons as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change.

c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

d. The Agreement shall be governed by all construed in all respects by the internal laws of the State of
      Illinois (except for the proper application of the United States federal securities laws), without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Illinois.  Each party hereby irrevocably submits the non-exclusive jurisdiction of the state and federal courts sitting the City of Chicago, for the adjudication of any dispute hereunder.  If any provision of this
      Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

e.  This Agreement, the Securities Purchase Agreement, the Certificate of Designations and the Warrants
      constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Securities Purchase Agreement, the Certificate of
      Designations and the Warrants supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

j. All consents and other determinations to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by Investors holding a majority of the Registrable
      Securities, determined as it all of the Preferred Shares and Warrants then outstanding have been converted into Registrable Securities without regard to any limitation on conversions of Preferred Shares.

k.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[Signature Page Follows]

IN WITNESS WHEREOF,  the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.

COMPANY:     BUYERS:

TRIMFAST GROUP, INC.   CRANSHIRE CAPITAL, L.P.
      By  Downsview Capital, Incorporated,
      the  General Partner
By: /s/ Michael J. Muzio
Name; Michael J. Muzio    By: /s/ Mitchell Kopin
Title:  President     Name: Mitchell Kopin
      Title: President

      S. ROBERT PRODUCTIONS, LLC
      By: /s/ Mitchell Kopin
      Name: Mitchell Kopin
      Title: President

      KEYWAY INVESTMENTS, LTD
      By: /s/ A. Nickerson
      Name: A. Nickerson
      Title: Director

      THE DOTCOM FUND, LLC
      By: /s/ Mark Rice
      Name: Mark Rice
      Title: Manager of Minamax, LLC
       The Managing Member

1. SCHEDULE OF BUYERS

       Investor's Address
Investor Name      and Facsimile Number

Cranshire Capital, L.P.     666 Dundee Rd., Ste, 1801
       Northbrook, Illinois 60062
       Attn: Mitchell Kopin
       (p)  847/562-9030
(f) 847/562-9031

S. Roberts Productions, LLC    666 Dundee Rd., Ste, 1801
       Northbrook, Illinois 60062
       Attn: Mitchell Kopin
       (p)  847/562-9030
       (f) 847/562-9031

Keyway Investments, Ltd.     19 Mount Havelock
       Douglas, Isle of Man
       United Kingdom
       1M1 2Q6
       Attn: Martin Peters
(p) 011-44-171-323-2131
(f) 011-44-171-323-0773

The dotCom Fund, LLC     666 Dundee Rd.
       Northbrook, Illinois 60062
       Attn: Mark Rice
(p) 847/509-2290
(f) 847/509-2295

  EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS OF REGISTRATIOIN STATEMENT

[TRANSFER AGENT]
Attn:

 Re: TRIMFAST GROUP, INC.

Ladies and Gentleman:

 We are counsel to TrimFast Group, Inc., a Nevada corporation (the "Company"), and have represented the Company in connection with that certain Securities Purchase Agreement (the "Purchase Agreement")
      entered into by and among the Company and the buyers named therein (collectively, the "Holders")
      pursuant to which the Company issued to the Holders shares of its Series A Preferred Stock, par value $.01 per share (the "Preferred Shares") convertible into shares of the Company's common stock, par value $.001 per share (the "Conversion Shares") and Warrants exercisable into its Common Stock
     (the "Warrant Shares"). Pursuant to the Purchase Agreement, the Company also has entered into a
      Registration Rights Agreement with the Holders (the "Registration Rights Agreement") pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the Conversion Shares and Warrants Shares, under the
      Securities Act of 1933, as amended (the "1933 Act"). In connection with the Company's obligation under the Registration Rights Agreement, on _______, 1999 the Company filed a Registration Statement on Form SB-2 (File No. _______) (the "Registration Statement") with the Securities and Exchange
      Commission (the "SEC") relating to the Registrable Securities which names each of the Holders as a selling stockholder thereunder.

 In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the
      1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

     Very truly yours,

     [ISSUER'S COUNSEL]

     By:

cc: [LIST NAMES OF HOLDERS]

<DOCUMENT>
<TYPE>EX-27
<SEQUENCE>8
<FILENAME>0008.txt
<TEXT>

<ARTICLE> 5
<MULTIPLIER> 1

<PERIOD-TYPE>                           YEAR
<FISCAL-YEAR-END>                       DEC-31-1999
<PERIOD-START>                          JAN-01-1999
<PERIOD-END>                            DEC-31-1999
<CASH>                                       35858
<SECURITIES>                                  8406
<RECEIVABLES>                               490978
<ALLOWANCES>                                     0
<INVENTORY>                                 281313
<CURRENT-ASSETS>                            816555
<PP&E>                                     1708501
<DEPRECIATION>                              (80306)
<TOTAL-ASSETS>                             2444750
<CURRENT-LIABILITIES>                       957637
<BONDS>                                    1000000
<PREFERRED-MANDATORY>                            0
<PREFERRED>                                    150
<COMMON>                                      4521
<OTHER-SE>                                  482442
<TOTAL-LIABILITY-AND-EQUITY>               2444750
<SALES>                                     631388
<TOTAL-REVENUES>                            631388
<CGS>                                       396072
<TOTAL-COSTS>                              7816940
<OTHER-EXPENSES>                              2183
<LOSS-PROVISION>                            293977
<INTEREST-EXPENSE>                          302408
<INCOME-PRETAX>                           (8180192)
<INCOME-TAX>                                     0
<INCOME-CONTINUING>                       (8180192)
<DISCONTINUED>                                   0
<EXTRAORDINARY>                            (172716)
<CHANGES>                                        0
<NET-INCOME>                              (8352908)
<EPS-BASIC>                                (2.02)
<EPS-DILUTED>                                (2.02)